Exhibit 99.1

Precision
Drilling
Corporation
Notice of 2016
Annual Meeting
of Shareholders
To be held on May 11, 2016
10:00 a.m. Mountain Daylight Time (MDT)
Calgary Marriott Downtown Hotel
110 – 9th Avenue SE
Calgary, Alberta T2G 5A6
Management
Information
Circular
March 28, 2016
Precision
DRILLING

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we are Canada’s largest oilfield services company and one of the largest in the U.S. We also have operations in Mexico and the Middle East.

Our shares trade on the Toronto Stock Exchange, under the symbol PD, and on the New York Stock Exchange, under the symbol PDS.

Additional GAAP Measures

In this circular, we reference additional generally accepted accounting principles (GAAP) measures that are not defined terms under International Financial Reporting Standards (IFRS) to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation and amortization charges.

Operating Earnings

We believe that operating earnings, as reported in our Consolidated Statements of Earnings (Loss), is a useful measure of our income because it gives us, and our investors, an indication of the results of our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange and taxation.

Non-GAAP Measure

In this circular, we use the term “return on capital employed”, which does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

What’s Inside
1	Letter to Shareholders
2	Notice of 2016 Annual Meeting of Shareholders
3	Management Information Circular
4	A.	The Shareholder Meeting
5		Voting
9		Business of the Meeting
9		1.	Receive the 2015 Consolidated Financial Statements
9		2.	Elect the Directors
21		3.	Appoint the Auditors
22		4.	Have a ‘Say on Pay’ Advisory Vote
23		5.	Confirm our Shareholder Rights Plan
27		6.	Other Business
28	B.	Governance
29		Our Governance Practices
30		– Our Philosophy
35		– Policies and Standards
38		– Role of the Board
41		– Board Succession and Renewal
42		– Assessments
43		– Nominating Directors
43		– Communicating with the Board
44		– Board Committees
47	C.	Director Compensation
48		Director Compensation Discussion and Analysis
51		2015 Compensation Details
53	D.	Executive Compensation
54		Message on Compensation Governance
57		Executive Compensation Discussion and Analysis
86		2015 Compensation Details
95	E.	Other Information
97	Appendix – Board of Directors Charter

Letter to Shareholders

Dear Shareholder,

We look forward to sharing details about our 2015 performance and our plans for the future at the upcoming annual meeting of shareholders. The meeting will be held on May 11, 2016, at 10:00 a.m. MDT at the Calgary Marriott Downtown Hotel, in Calgary, Alberta. We will also have a live audio webcast of the meeting on our website (www.precisiondrilling.com).

Your Vote is Important

As a shareholder of record, you are invited to attend the meeting and vote in person or by proxy on the items of business. This is also your opportunity to meet our Board of Directors, senior management and fellow shareholders.

Your vote and participation at the meeting are important. If you are unable to attend the meeting, please vote by proxy. If you have any questions or need assistance in voting your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services, toll free in North America at 1.888.518.1560 or call collect from outside North America at 416.867.2272 or by email at contactus@kingsdaleshareholder.com.

Please Read This Circular

This management information circular includes important information about voting, what the meeting will cover, the nominated directors, our Board and governance practices, our compensation programs, and the key decisions affecting executive compensation in 2015. The information in this circular will help you decide how to vote your shares.

This year, you will be asked to elect nine directors to the Board. All of them are well qualified and have agreed to stand for election for the ensuing one-year term. You can read more about the nominated directors beginning on page 10.

You will also vote on our approach to executive compensation, as described in this circular. We have held an annual ‘say on pay’ advisory vote since 2011 (see page 22). The letter from the chair of the Human Resources and Compensation Committee beginning on page 54 discusses the committee’s approach and priorities.

You will also vote on confirming the continuation of our shareholder rights plan (see page 23).

We recently mailed a copy of our 2015 annual report to all registered shareholders and to beneficial shareholders who asked to receive it. Our annual report and other disclosure documents are available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

We look forward to seeing you on May 11, 2016.

Sincerely,

Robert L. Phillips, Q.C.	Kevin A. Neveu
Chair of the Board of Directors	President and Chief Executive Officer

Letter to Shareholders	1

Notice of 2016 Annual Meeting of Shareholders

You are invited to our 2016 annual meeting of shareholders:

When	Where
May 11, 2016	Calgary Marriott Downtown Hotel
10:00 a.m. Mountain Daylight Time (MDT)	110 – 9th Avenue SE
Calgary, Alberta T2G 5A6

Items of Business

1.  Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2015

2.  Elect the directors

3.  Appoint the auditors and authorize the directors to fix the auditors’ fees

4.  Have a ‘say on pay’ advisory vote

5.  Confirm the continuation of our shareholder rights plan

6.  Other business

Your Vote is Important

The accompanying management information circular includes important information about the business we will be discussing at the meeting and the voting process.

If you held common shares of Precision Drilling Corporation (Precision shares) on March 24, 2016, you are entitled to receive notice of and vote at the annual meeting on May 11, 2016, or at a meeting that is reconvened if the meeting is postponed or adjourned.

The process for voting depends on whether you are a registered or beneficial shareholder.

Webcast

We will have a live audio webcast of the meeting on our website (www.precisiondrilling.com) if you cannot attend the meeting.

By order of the Board of Directors,

Send in your voting instructions right away!

Our transfer agent, Computershare Trust Company of Canada (Computershare), must receive your completed proxy form by 10:00 a.m. MDT on May 9, 2016 for your vote to count.

If you are a beneficial shareholder, your deadline is likely sooner. You will need to send your voting instructions to your financial intermediary (your bank, trust company, broker, trustee or other financial institution) using the voting instruction form in your package.

If you have questions about the process, contact our proxy solicitors, Kingsdale Shareholder Services.

¡  1.888.518.1560 (toll free in North America)

¡  416.867.2272 (outside North America)

¡   contactus@kingsdaleshareholder.com

Veronica Foley Vice President, Legal and Corporate Secretary Precision Drilling Corporation Calgary, Alberta March 28, 2016

2	Precision Drilling Corporation

Management Information Circular

You have received this management information circular because you owned Precision shares on March 24, 2016, and Precision’s management and Board of Directors are asking for your vote (known as soliciting your proxy).

We are contacting shareholders electronically and by mail and we have retained Kingsdale Shareholder Services (Kingsdale) as proxy solicitation agent. We are paying Kingsdale a fee of $55,000 for the proxy solicitation service in addition to certain out-of-pocket expenses. Precision may also reimburse brokers and other persons holding shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies. As our soliciting agent, Kingsdale has also reviewed the circular and recommended corporate governance best practices where applicable. They will also be advising with respect to meeting and proxy protocol and reviewing the tabulation of shareholder proxies.

We are not sending proxy-related materials directly to non-objecting beneficial owners; we plan to have such materials distributed by financial intermediaries (your bank, trust company, broker, trustee or other financial institution) to non-objecting beneficial

In this management information circular:
¡	you and your mean holders of our common shares
¡	we, us, our and Precision mean Precision Drilling Corporation
¡	shares and Precision shares mean Precision’s common shares
¡	shareholder means a holder of Precision’s common shares
¡	circular means this management information circular
All dollar amounts are in Canadian dollars, and all information is as of March 22, 2016, unless stated otherwise.

shareholders who asked to receive proxy-related materials by mail. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners as required.

If you are unable to attend the meeting in person, you can vote by proxy. You can also listen to a live audio webcast of the meeting on our website (www.precisiondrilling.com).

We will post the details of the webcast on our website and include them in a news release before the meeting.

We will post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this circular and has authorized us to send it to each shareholder. We anticipate distributing the circular and proxy form on or about April 1, 2016.

Our principal corporate and registered office is located at:

Beneficial Shareholders:

You are a non-objecting beneficial owner if you have given permission to your financial intermediary to release your name and address to us.

You are an objecting beneficial owner if you have instructed your financial intermediary to not provide your name and address to us.

Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta Canada T2P 1G1 Phone: 403.716.4500

2016 Management Information Circular	3

Management Information Circular
A. The Shareholder Meeting

The meeting will cover the following items of business:

1. Receive the 2015 Consolidated Financial Statements and Report of the Auditors

Our audited consolidated financial statements for the year ended December 31, 2015 and report of the auditors (2015 Consolidated Financial Statements) will be presented at the meeting, and you will have an opportunity to ask questions. No vote is required.

You will find our 2015 Consolidated Financial Statements and management’s discussion and analysis (MD&A) in our 2015 annual report, available on our website (www.precisiondrilling.com) under Investor Relations, Financial Information & Public Filings.

2. Elect the Directors (see page 9) You will be asked to elect nine directors to our Board for a one-year term.

3. Appoint the Auditors (see page 21) You will vote on reappointing the auditors and authorizing the directors to fix the auditors’ fees.

4. Have a ‘Say on Pay’ Advisory Vote (see page 22)

You will participate in our annual advisory vote on our approach to executive compensation.

5. Confirm our Shareholder Rights Plan (see page 23)

You will vote on confirming the continuation of our shareholder rights plan.

6. Other Business

If there are changes to these items of business, or if there are other items that properly come before the meeting, you may vote as you see fit.

As of the date of this circular, we are not aware of any other business that may come before the meeting.

4	Precision Drilling Corporation

Voting

Who can Vote

Only holders of Precision shares as of March 24, 2016, have the right to vote on the items of business of the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You should contact Computershare right away because you need to ask them at least 10 days before the meeting to include your name on the list of shareholders who are entitled to vote at the meeting.

Quorum

We must have two persons present and holding or representing by proxy at least 25% of the shares entitled to vote at the meeting for the meeting to proceed.

Questions?

Contact Kingsdale Shareholder Services:

¡    1.888.518.1560 (toll-free in North America)

¡   416.867.2272 (outside North America)

¡    contactus@kingsdaleshareholder.com

Precision’s authorized share capital includes an unlimited number of common shares, and preferred shares, issuable in series, limited to not more than half the issued and outstanding common shares at the time the preferred shares are issued. As of March 24, 2016, we had 292,944,590 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Except as provided below, our directors and executive officers are not aware of any person or company who beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

To the best of our knowledge, Franklin Resources, Inc., a global investment management organization operating as Franklin Templeton Investments, owns, through its affiliates, 56,699,047 Precision shares or approximately 19% of our outstanding shares.

To the best of our knowledge, Fidelity Investments, a U.S.-based multinational financial services organization, owns, through its affiliates, 41,221,700 Precision shares or approximately 14% of our outstanding shares.

How to Vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. The voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have a physical share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release announcing the results.

2016 Management Information Circular	5

Registered Shareholders

Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer, or in his absence, Robert L. Phillips, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form. If you do not specify how you want them to vote your shares, they will vote:

¡	for electing each nominated director

¡	for appointing the auditors

¡	for our approach to executive compensation

¡	for confirming the continuation of our shareholder rights plan.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they will have to attend the meeting and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. Your proxyholder will need to register with Computershare upon arriving at the meeting.

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Computershare must receive your instructions by 10:00 a.m. MDT on May 9, 2016. If the meeting is postponed or adjourned, they must receive the instructions by 10:00 a.m. MDT two days before the adjourned or postponed meeting is reconvened. The proxy cut-off time may be waived or extended by the Chair of the Board, in his sole discretion without notice.

Send your completed proxy form to:

Computershare Trust Company of Canada
100 University Avenue, 8th floor	Internet: www.investorvote.com
Toronto, Ontario, Canada M5J 2Y1	Phone: 1.866.732.VOTE (8683)

You will need the 15-digit control number provided on the first page of your form of proxy to vote over the internet or over the phone.

6	Precision Drilling Corporation

Voting in Person

Do not use your proxy form. When you arrive at the meeting, check in with Computershare to receive your ballots so you can vote at the meeting.

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. Or you can decide to vote in person instead. You can do this any time up until the start of the meeting.

If you voted by phone or on the internet, you can submit new votes. The new votes will revoke your earlier vote.

If you submitted your proxy form by mail:

¡	send a written notice to our registered office at
Suite 800, 525 – 8th Avenue SW, Calgary, Alberta T2P 1G1.
We must receive your notice by 10:00 a.m. MDT on May 9, 2016. If the meeting is postponed or adjourned, we must receive your notice by 10:00 a.m. MDT two days before the postponed or adjourned meeting is reconvened, or

¡	give your written notice to the chair of the meeting before the start of the meeting.

The written notice will only apply to items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

Beneficial Shareholders

Beneficial shareholders can generally send their voting instructions by mail, phone, or on the internet. Each nominee has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type of shareholding.

Voting in Person

We do not have the names of our beneficial shareholders or a record of the specific number of shares each of them owns.

If you wish to attend the meeting and vote in person, then you must follow the directions provided on the voting instruction form in your package. Be sure to register with Computershare when you arrive at the meeting.

Changing Your Vote

Contact your financial intermediary or nominee for instructions on how to revoke or change the voting instructions you provided.

2016 Management Information Circular	7

Notice-and-Access

The Canadian Securities Administrators (CSA) have adopted rules that allow for the use of a notice-and-access regime (Notice-and-Access) for the delivery of this circular and related proxy materials (the Meeting Materials).

Under Notice-and-Access, reporting issuers are permitted to deliver the Meeting Materials by posting them on SEDAR as well as a website other than SEDAR and sending a notice package to each shareholder receiving the Meeting Materials under this regime. The notice package must include the following:

(i)	the relevant form of proxy or voting instruction form

(ii)	basic information about the meeting and the matters to be voted on

(iii)	instructions on how to obtain a paper copy of the Meeting Materials

(iv)	a plain-language explanation of how Notice-and-Access operates and how the Meeting Materials can be accessed online.

Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders from whom consent to electronic delivery has not been received.

This year, we are using Notice-and-Access for beneficial shareholders, and we are providing beneficial holders with electronic access to the Meeting Materials for the meeting instead of sending a paper copy (unless they have specifically requested a paper copy). This means of delivery is more environmentally friendly as it helps reduce paper use and also reduces the cost of printing and mailing materials to beneficial shareholders. It also provides beneficial shareholders with faster access to information about Precision. The notice received by beneficial shareholders provides instructions on how to access and review the Meeting Materials and how to request a paper copy. If beneficial shareholders would like to receive a paper copy of the Meeting Materials, they must follow the instructions in the notice. The notice also provides instructions for submitting your voting instructions to us.

Notwithstanding the new notice-and-access regime, Alberta’s Business Corporations Act (ABCA) requires us to deliver a paper copy of the circular to a registered shareholder unless the shareholder provides written consent to electronic delivery.

In order to ensure compliance with the ABCA, registered shareholders will be mailed a copy of the Meeting Materials this year. The accompanying proxy form will include a request for their consent to the electronic delivery of their meeting materials in future years.

8	Precision Drilling Corporation

Business of the Meeting

1. Receive the 2015 Consolidated Financial Statements

Precision’s 2015 Consolidated Financial Statements were mailed to all registered shareholders and to beneficial shareholders who requested them. Our 2015 Consolidated Financial Statements are also available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). No formal action will be taken at the meeting to approve our 2015 Consolidated Financial Statements, which have already been approved by our Board; however you will have an opportunity to ask questions about them at the meeting.

2. Elect the Directors

Our articles state that we must have between one and 15 directors on our Board. The Board has decided that nine directors will be nominated for election this year for a one-year term. The nominated directors are profiled below. The Corporate Governance, Nominating and Risk Committee believes the nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All of them meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

You can vote for all of the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy, your shares will be voted for electing each nominated director unless you provided different instructions.

Each director’s term of office expires at the end of the next annual meeting or sooner if a successor is elected or appointed. If a nominated director withdraws his or her name, you or your proxyholder can vote for another nominated director.

Our Policy on Majority Voting

If a director receives more withhold than for votes, he or she will offer to resign after the meeting even though the director may have been duly elected under applicable law. The Corporate Governance, Nominating and Risk Committee will review the matter and then recommend to the Board to accept or reject the resignation having regard to the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation absent exceptional circumstances. The director in question will not participate in any Board or committee deliberations on the matter unless the presence of the affected director is required to satisfy quorum requirements.

The Board will make a decision within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director, whom the Board considers would merit the confidence of directors and shareholders, to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

This policy complies with the current rules of the Toronto Stock Exchange (TSX).

2016 Management Information Circular	9

Director Profiles

The nominated directors are profiled below, including their background and experience, meeting attendance, share ownership, and other public company boards served on during the past five years.

Each director provided information about the Precision shares he or she owns or exercises control or direction over. To calculate whether a director has met the share ownership guidelines, we use the actual purchase cost of the shares or the current market value (whichever is higher). We used $5.70, the closing price of Precision’s shares on the TSX on March 22, 2016, to calculate the current market value.

Total compensation includes Board and committee retainers and meeting fees (see page 49).

Mr. Krablin and Dr. Meyers currently serve together on the board of Hornbeck Offshore Services, Inc. None of the other directors currently serve together on boards of other public companies.

Director Nominees at a Glance

Years on Board	7	5	9	3	1	9	5	9	12
Citizenship	USA	Canada	Canada	France/ Canada	USA	Canada	USA	Canada	Canada
Board interconnects	–	–	–	–	1	–	1	–	–
Independent director	✓	✓	✓	✓	✓	✓	✓	x	✓ (chair)
Age, as of March 22, 2016	64	60	64	53	65	60	62	55	65
Gender	male	male	male	female	male	male	male	male	male
Audit Committee	✓	✓	✓ (chair)		✓				✓
Human Resources and Compensation Committee			✓	✓	✓	✓	✓ (chair)		✓
Corporate Governance, Nominating and Risk Committee	✓ (chair)	✓		✓		✓	✓		✓

10	Precision Drilling Corporation

North Palm Beach,

Florida, United States

Citizenship: USA

Director since

December 2008

Areas of expertise:

¡   manufacturing

¡   corporate finance

¡   mergers and acquisitions

¡  venture capital

¡  logistics

¡   distribution strategies

William T. Donovan (64) | Independent

B.Sc., MBA

William Donovan is a private equity investor and a director of several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was Chair of the Board of Rockland Industrial Holdings, LLC, a privately-held Wisconsin entity engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries, from April 2006 to December 2013.

Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan received a B.Sc. and an MBA from the University of Notre Dame.

Board and Committee Membership	2015 Meeting Attendance
Board of Directors	9 of 9 (100%)
Audit Committee	5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee (chair)	5 of 5 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 207,933,260 (97.8%) Votes Withheld: 4,711,370 (2.2%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2015	$206,000	Minimum two times annual retainer of $172,500	Meets Guideline
Amount received as DSUs	53% / $110,000		Yes, 7 times
Securities Held as of March 22, 2016	Number	Market Value ($)	TSX Closing Price
Precision shares	141,216	804,931	$5.70
DSUs	75,890	432,573
Total shares and DSUs	217,106	1,237,504
Other Public Company Boards and Board Committees During the Last Five Years
None within the last five years.

2016 Management Information Circular	11

Mississauga, Ontario, Canada Citizenship: Canada Director since May 2011 Areas of expertise: ¡ corporate finance ¡ capital markets ¡ mergers and acquisitions ¡ accounting ¡ investment management

Brian J. Gibson (60) | Independent

B.Comm., MBA, CFA (CFA Institute), ICD.D (Institute of Corporate Directors)

Brian Gibson is currently Chief Executive Officer and Chief Investment Officer of TAVANI Relationship Investors Ltd., an investment management firm, since August 2015. He was the Senior Vice President, Public Equities and Hedge Funds of Alberta Investment Management Corp. (AIMCo) from December 2008 until his retirement in May 2012. Previously, he served as President of Panoply Capital Asset Management Inc., a private investment firm, and as Senior Vice President, Equities of the Ontario Teachers’ Pension Plan. He is a director of INFOR Acquisition Corp., a TSX-listed special purpose acquisition corporation formed for the purpose of acquiring one or more businesses or assets. He is also a member of the advisory board of Kruger Inc., a private entity, and a director of Duff & Phelps, a global valuation and corporate finance advisory firm. He is a former director of MacDonald, Dettwiler and Associates Ltd., Viterra Inc., and Westaim Corporation.

During his 36-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has particular expertise in relationship investing and in corporate finance. Mr. Gibson has extensive experience in the analysis of public company financial statements and control standards and serves on the corporate disclosure policy committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting standards and disclosure.

Mr. Gibson received a B.Comm. from Laurentian University and an MBA from the University of Toronto and is a Chartered Financial Analyst. He is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

	Board and Committee Membership	2015 Meeting Attendance
	Board of Directors	9 of 9 (100%)
	Audit Committee	5 of 5 (100%)
	Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 211,068,496 (99.3%) Votes Withheld: 1,576,134 (0.7%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2015	$198,500	Minimum two times annual retainer of $165,000	Meets Guideline
Amount received as DSUs	100% / $198,500		Yes, 5 times
Securities Held as of March 22, 2016	Number	Market Value ($)	TSX Closing Price
Precision shares	50,000	285,000	$5.70
DSUs	75,930	432,801
Total shares and DSUs	125,930	717,801
Other Public Company Boards and Board Committees During the Last Five Years

INFOR Acquisition Corp.	audit committee (chair)	April 2015 – present
MacDonald, Dettwiler and Associates Ltd.	audit committee, human resources and compensation committee	2003 – 2011
Viterra Inc.	audit committee and nominating and corporate governance committee	2011 – 2012
Westaim Corporation	audit committee, corporate governance committee, human resources and compensation committee	2010 – 2012

12	Precision Drilling Corporation

Millarville, Alberta, Canada

Citizenship: Canada

Director since

December 2006

Areas of expertise:

¡  accounting

¡  corporate finance

¡ oil and gas exploration and production

¡ marketing

¡ human resources and compensation

¡  government relations

Allen R. Hagerman, FCA (64) | Independent

B.Comm., MBA, CA (Canadian Institute of Chartered Accountants), CF (Canadian Institute of Chartered Accountants), ICD.D (Institute of Corporate Directors)

Allen Hagerman is a private investor and corporate director with over 30 years of experience in the financial management of companies across the energy and mining industries. He served as Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity, from 2008 until his retirement in 2014. He was previously Chief Financial Officer of Canadian Oil Sands Limited from June 2003 to April 2007. Prior thereto, he held senior positions at Fording Canadian Coal Trust, Fording Inc., Hudson’s Bay Oil and Gas, Home Oil Company Limited and InterHome Energy Inc.

Mr. Hagerman is Chair of the Board of TransAlta Renewables Inc. He is a member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past chair of the Alberta Children’s Hospital Foundation. Previous board positions include Capital Power Income LP where he was lead director, Mongolia Minerals Corporation, Syncrude Canada Ltd., Calgary Exhibition and Stampede, and the University of Calgary. He is a Fellow of the Institute of Chartered Accountants of Alberta and recipient of its Distinguished Service Award.

Mr. Hagerman received a B.Comm. from the University of Alberta and an MBA from Harvard Business School. Mr. Hagerman is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Board and Committee Membership	2015 Meeting Attendance
Board of Directors	9 of 9 (100%)
Audit Committee (chair)	5 of 5 (100%)
Human Resources and Compensation Committee	5 of 5 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 211,170,960 (99.3%) Votes Withheld: 1,473,670 (0.7%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2015	$206,000	Minimum two times annual retainer of $172,500	Meets Guideline
Amount received as DSUs	53% / $110,000		Yes, 6 times
Securities Held as of March 22, 2016	Number	Market Value ($)	TSX Closing Price
Precision shares	19,277	109,879	$5.70
DSUs	137,888	785,962
Total shares and DSUs	157,165	895,841
Other Public Company Boards and Board Committees During the Last Five Years

TransAlta Renewables Inc.	chair of the board audit committee, special committee	2013 – present
Capital Power Income LP (former lead director)	audit committee, governance committee	2003 – 2011

2016 Management Information Circular	13

Calgary, Alberta, Canada

Citizenship:

France / Canada

Director since

May 2013

Areas of expertise:

¡  oilfield services

¡ oil and gas exploration
and production

¡ international operations

¡ corporate strategy

¡  operations

¡  governance

¡  human resources and
compensation

¡ health, safety, environment,
and social responsibility

Catherine J. Hughes (53) | Independent

B.Sc. (Electrical Engineering), P.Eng. (APEGA)

Catherine Hughes is an independent business person with over 27 years of experience in the oil and gas industry. Most recently, she was the Executive Vice President, International of Nexen Inc. from December 2011 until her retirement in April 2013. In this role, she was responsible for all production, development and project activities outside of Canada and global exploration. She was also Vice President, Operational Services, Technology and Human Resources of Nexen from September 2009 to November 2011. Prior to joining Nexen, she was Vice President, Oil Sands of Husky Energy Inc. from November 2007 to January 2009.

Ms. Hughes also worked in the oilfield services industry prior to her roles in the upstream sector. She spent many years with Schlumberger Limited and held key positions in various countries, including Italy, Nigeria, Scotland and France, and was President of Schlumberger Canada Ltd. for five years, based in Calgary.

Ms. Hughes is a Professional Engineer, as designated by the Association of Professional Engineers and Geoscientists of Alberta (APEGA). She received a B.Sc. in electrical engineering from the Institut National des Sciences Appliquées de Lyon, France.

She has received a number of awards during her career, including the Key Women in Energy Americas award, the Key Women in Energy Global award and the Consumer’s Choice Business Woman of the Year award.

Board and Committee Membership	2015 Meeting Attendance
Board of Directors	9 of 9 (100%)
Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
Human Resources and Compensation Committee	5 of 5 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 211,709,477 (99.6%) Votes Withheld: 935,152 (0.4%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2015	$193,500	Minimum two times annual retainer of $165,000	Meets Guideline
Amount received as DSUs	100% / $193,500		Yes, 4 times
Securities Held as of March 22, 2016	Number	Market Value ($)	TSX Closing Price
Precision shares	25,250	143,925	$5.70
DSUs	54,494	310,616
Total shares and DSUs	79,744	454,541
Other Public Company Boards and Board Committees During the Last Five Years

Statoil ASA	safety, sustainability and ethics committee (chair) (2015) audit committee (2013-2014)	2013 – 2015

14	Precision Drilling Corporation

Spring, Texas, United States

Citizenship: USA

Director since

May 2015

Areas of expertise:

¡  oilfield services

¡  accounting

¡  mergers and acquisitions

¡  corporate finance

¡  international operations

¡  human resources and
compensation

¡ corporate strategy

Steven W. Krablin (65) | Independent

BSBA (Accounting), CPA, retired

Steven Krablin is a private investor and has over 30 years of experience as a corporate executive in the energy industry. Most recently, he served as President, Chief Executive Officer and Chair of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin is currently a director of Hornbeck Offshore Services, Inc., Chart Industries Inc., and Penn Virginia Corporation.

Mr. Krablin received a BSBA (Accounting major) from the University of Arkansas and is a retired certified public accountant (CPA).

Board and Committee Membership	2015 Meeting Attendance
Board of Directors	5 of 5 (100%)
Audit Committee (1)	2 of 2 (100%)
Human Resources and Compensation Committee	2 of 2 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 211,696,884 (99.6%) Votes Withheld: 947,746 (0.4%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2015 (2)	$120,212	Minimum two times annual retainer of $165,000	Meets Guideline (2)
Amount received as DSUs	58% / $69,808		1 times
Securities Held as of March 22, 2016	Number	Market Value ($)	TSX Closing Price
Precision shares	5,000	28,500	$5.70
DSUs	12,525	71,393
Total shares and DSUs	17,525	99,893
Other Public Company Boards and Board Committees During the Last Five Years

Chart Industries Inc.	audit committee and compensation committee	2006 – present
Hornbeck Offshore Services, Inc.	audit committee and nominating/corporate governance committee	2005 – present
Penn Virginia Corporation	audit committee, compensation and benefits committee, nominating and governance committee	2010 – present

Notes:

(1)	The Board has determined that Mr. Krablin’s simultaneous service on the audit committees of three other public companies does not interfere with his ability to serve effectively on Precision’s audit committee.

(2)	Mr. Krablin was elected to the Board in May 2015. As a new director, he has until May 2019 to meet our share ownership guidelines.

2016 Management Information Circular	15

Toronto, Ontario, Canada

Citizenship: Canada

Director since

December 2006

Areas of expertise:

¡  corporate finance

¡  accounting

¡  energy transmission

¡  energy exploration and
production sectors

¡ international operations

¡ mergers and acquisitions

Stephen J.J. Letwin (60) | Independent

B.Sc., MBA, CGA

Stephen Letwin is currently President and Chief Executive Officer and a director of IAMGOLD Corporation, a leading Canadian mid-tier gold mining company, producing approximately one million ounces annually, from five gold mines on three continents.

Mr. Letwin was a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation and International with responsibility for natural gas operations, a gas distribution company and its international business unit. Before joining Enbridge, he served as President and Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy.

Mr. Letwin is also a director and Chair of the Board of ONEnergy Inc. Previous board positions include serving as a director of Carmen Energy Inc., Enbridge Energy Company, Inc. and Gas Metropolitan LP.

Mr. Letwin has actively demonstrated his commitment to voluntary leadership throughout his career. He serves as a Patron of UNICEF Alberta, was a former director of YMCA Calgary, served on the board of governors of McMaster University, is an honorary director of West Park Hospital in Toronto, and was an Honorary Colonel for the 14th Service Battalion in Calgary. He was awarded the 2006 Alberta Centennial Medal and in 2013 was awarded the Queen’s Jubilee Medal for his commitment to the community.

Mr. Letwin received a B.Sc. (Honours) from McMaster University and an MBA from the University of Windsor. He is a Certified General Accountant and attended the Advanced Management Program at Harvard Business School.

Board and Committee Membership	2015 Meeting Attendance
Board of Directors	9 of 9 (100%)
Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
Human Resources and Compensation Committee	5 of 5 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 206,584,043 (97.2%) Votes Withheld: 6,060,587 (2.8%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2015	$193,500	Minimum two times annual retainer of $165,000	Meets Guideline
Amount received as DSUs	78% / $151,750		Yes, 5 times
Securities Held as of March 22, 2016	Number	Market Value ($)	TSX Closing Price
Precision shares	1,507	8,590	$5.70
DSUs	127,530	726,921
Total shares and DSUs	129,037	735,511
Other Public Company Boards and Board Committees During the Last Five Years

IAMGOLD Corporation	—	2010 – present
ONEnergy Inc.	chair of the board audit and corporate governance committee (chair)	2013 – present
Carmen Energy Inc.	audit committee	2011 – 2012

16	Precision Drilling Corporation

Anchorage, Alaska, United States

Citizenship: USA

Director since

September 2011

Areas of expertise:

¡ oil and gas exploration
and production

¡ human resources and
compensation

¡ international operations

¡  corporate strategy

¡  governance

¡  executive management

Dr. Kevin O. Meyers (62) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Bill Barrett Corporation, Denbury Resources Inc., Hess Corporation, and Hornbeck Offshore Services, Inc.

Dr. Meyers has over 35 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Dr. Meyers has served on several boards, including the board of regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers received a B.A. in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Board and Committee Membership	2015 Meeting Attendance
Board of Directors	9 of 9 (100%)
Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
Human Resources and Compensation Committee (chair)	5 of 5 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 202,532,270 (95.2%) Votes Withheld: 10,112,360 (4.8%)

Compensation (1)		Director Share Ownership Guidelines
Total compensation received for 2015	$207,000	Minimum two times annual retainer of $172,500	Meets Guideline
Amount received as DSUs	53% / $110,000		Yes, 4 times
Securities Held as of March 22, 2016	Number	Market Value ($)	TSX Closing Price
Precision shares	32,500	185,250	$5.70
DSUs	55,032	313,682
Total shares and DSUs	87,532	498,932
Other Public Company Boards and Board Committees During the Last Five Years

Bill Barrett Corporation	audit committee, reserves committee, governance committee	2011 – present
Denbury Resources Inc.	audit committee, reserves committee compensation committee (2011-2013)	2011 – present
Hess Corporation	audit committee; health, safety and environment committee	2013 – present
Hornbeck Offshore Services, Inc.	compensation committee	2011 – present

Note:

(1)	Dr. Meyers also attends a management committee known as the Safety Council and is compensated for his participation as the Board’s representative. He received $6,000 for attending four council meetings in 2015; this amount is included in his total compensation for 2015.

2016 Management Information Circular	17

Houston, Texas, United States

Citizenship: Canada

Director since

August 2007

Areas of expertise:

¡  engineering

¡ oil and gas exploration and production oilfield services

¡ manufacturing

¡ executive leadership

Kevin A. Neveu (55) | President and Chief Executive Officer | Not Independent

B.Sc. (Mechanical Engineering), P.Eng. (APEGA)

Kevin Neveu was appointed Chief Executive Officer and a director of Precision in August 2007 and became President and Chief Executive Officer in January 2009. From 2002 to 2007, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business. He has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu currently serves on the boards of Bonanza Creek Energy, Inc. and Finning International Inc. He has been a member of the advisory board of the Heart and Stroke Foundation of Alberta since 2009, and was appointed a director and a member of the executive committee of the Texas-based International Association of Drilling Contractors in January 2010. Mr. Neveu also serves as a director of a not-for-profit national sports governing organization. In 2012, Mr. Neveu became a member of the Canadian Council of Chief Executives and a member of the advisory council for the School of Public Policy of the University of Calgary.

Mr. Neveu received a B.Sc. from the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers and Geoscientists of Alberta. In 2002, he completed the Advanced Management Program at the Harvard Business School.

Board and Committee Membership	2015 Meeting Attendance
Board of Directors	9 of 9 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 210,983,231 (99.2%) Votes Withheld: 1,661,399 (0.8%)

Compensation (1)		Share Ownership Guidelines (2)(3)(4)
Total compensation received for 2015	(see page 86)	Minimum five times base salary of US$670,000	Meets Guideline
Amount received as DSUs	nil		Yes, 5 times
Securities Held as of March 22, 2016 (3)	Number	Market Value ($)	TSX Closing Price
Precision shares (3)	535,534	3,052,544	$5.70
DSUs (1)	–	–
RSUs (4)	–	–
Total (3)	535,534	3,052,544
Other Public Company Boards and Board Committees During the Last Five Years

Bonanza Creek Energy, Inc.	compensation committee, governance committee	2011 – present
Finning International Inc.	audit committee, safety, environment and social responsibility committee	2013 – present
RigNet, Inc.	compensation committee, governance committee	2004 – May 2014

Notes:

(1)	As an officer of Precision, Mr. Neveu is not compensated for his services as a director and does not participate in the DSU plan. Mr. Neveu’s compensation is described in the Executive Compensation Discussion and Analysis beginning on page 57.

(2)	As President and CEO, Mr. Neveu must meet share ownership guidelines of five times his annual base salary calculated using the actual purchase cost or the current market price, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 22, 2016 noon exchange rate of 1.3051. (See CEO Compensation on page 81 for more information about Mr. Neveu’s executive compensation.)

(3)	Does not include PSUs or stock options.

(4)	No RSUs have been awarded to Mr. Neveu in the past four years.

18	Precision Drilling Corporation

West Vancouver, British Columbia, Canada

Citizenship: Canada

Director since

May 2004

Areas of expertise:

¡  corporate finance

¡  governance

¡ oil and gas exploration
and production

¡ oilfield services

¡ securities law

¡  human resources and compensation

Robert L. Phillips, Q.C. (65) | Chair of the Board (since August 2007) | Independent

B.Sc.(Chemical Engineering), LLB

Robert Phillips is currently a private investor. An experienced senior corporate executive, he was most recently President and Chief Executive Officer of the BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd.

Mr. Phillips has served on the boards of publicly-traded and private corporations for more than 25 years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision, he currently serves on the boards of several major Canadian corporations.

Mr. Phillips is a graduate chemical engineer and also practised corporate and securities law for over 15 years. Mr. Phillips received a B.Sc. in chemical engineering and an LLB (gold medalist) from the University of Alberta.

Board and Committee Membership	2015 Meeting Attendance
Board of Directors (Chair)	9 of 9 (100%)
Audit Committee	5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
Human Resources and Compensation Committee	5 of 5 (100%)
Voting Results of 2015 Annual Meeting of Shareholders
Votes For: 205,794,994 (96.8%) Votes Withheld: 9,849,636 (3.2%)

Compensation		Director Share Ownership Guidelines
Total compensation received for 2015	$308,500	Minimum two times annual retainer of $267,500	Meets Guideline
Amount received as DSUs	36% / $110,000		Yes, 5 times
Securities Held as of March 22, 2016	Number	Market Value ($)	TSX Closing Price
Precision shares	80,227	457,294	$5.70
DSUs	84,482	481,547
Total shares and DSUs	164,709	938,841
Other Public Company Boards and Board Committees During the Last Five Years

Canadian National Railway Company	audit committee; corporate governance and nominating committee; environment, safety and security committee; human resources and compensation committee; strategic planning committee	2014 – present
Canadian Western Bank	chair of the board (effective March 3, 2016) audit committee, human resources and compensation committee	2001 – present
MacDonald, Dettwiler and Associates Ltd.	chair of the board; human resources and management compensation committee, governance and nominating committee	2003 – present
West Fraser Timber Co. Ltd.	independent lead director, compensation committee, corporate governance and nominating committee (chair)	2005 – present
Axia NetMedia Corporation	audit committee, compensation committee (chair), corporate governance and nominating committee (chair)	2000 – 2014
Capital Power Corporation	compensation committee, corporate governance and nominating committee	2009 – 2013
TerraVest Income Fund	audit committee, compensation committee, corporate governance and nominating committee	2004 – 2012

2016 Management Information Circular	19

Other Important Information About the Nominated Directors

Unique Circumstances Addressed by the Board

Robert Phillips, Steven Krablin, and Kevin Meyers are active corporate directors with positions on several boards. The Board and the Corporate Governance, Nominating and Risk Committee have reviewed their board memberships and have determined that Mr. Phillips, Mr. Krablin, and Dr. Meyers have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in our best interests. Mr. Phillips, Mr. Krablin, and Dr. Meyers have consistently met our expectations. They:

¡    have a comprehensive understanding of our business

¡   are always well prepared for Board discussions

¡   make constructive contributions to all discussions

¡    are available to meet with management and fellow directors

¡   have maintained a 100% attendance record at Board and committee meetings.

None of the nominated directors is or has been:

¡	personally, or a director, chief executive officer or chief financial officer of a company in the last 10 years that, during his or her term or after leaving the role if the triggering event occurred during the term was:
–	the subject of a cease trade order or similar order, or
–	an order that denied the company access to any exemption under securities legislation in each case, for more than 30 consecutive days

¡	personally, or a director or executive officer of a company in the last 10 years that, during his or her term or within a year of leaving the role:
–	became bankrupt
–	made a proposal under any bankruptcy or insolvency laws
–	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
–	had a receiver, receiver manager, or trustee appointed to hold their assets

¡	personally:
–	subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
–	party to a settlement with a Canadian securities regulatory authority, or
–	subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

The Board recommends that you vote for electing each nominated director.

20	Precision Drilling Corporation

3. Appoint the Auditors

The Board recommends that KPMG LLP, Chartered Accountants (KPMG), be appointed as our auditors until the next annual meeting. KPMG was first appointed as our auditors more than five years ago. Representatives of KPMG will be at the meeting and can respond to any questions.

Independence of the Auditors

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditors, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that set out any relationships with Precision that can have an impact on their independence and objectivity.

The Audit Committee recommends, for approval by the Board, the terms of engagement and the auditors’ fees, and pre-approves any permissible non-audit services. Management works with the external auditors every year to develop a list of proposed services that the committee reviews and pre-approves. To ensure independence, the committee prohibits the external auditors from providing certain services, but believes the auditors are best equipped to handle other non-audit services in permitted categories (such as tax compliance).

Audit Committee

You can find out more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2015, available online:

¡   www.precisiondrilling.com

¡    www.sedar.com

¡    www.sec.gov

or by contacting our Corporate Secretary:

¡    Precision Drilling Corporation

     800, 525 – 8th Avenue SW

     Calgary, Alberta T2P 1G1

¡    Phone: 403.716.4500

¡   Fax: 403.264.0251

¡    Email: corporatesecretary@precisiondrilling.com

Audit Fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in fiscal 2015 and 2014:

Year Ended December 31	2015 ($)	2014 ($)

Audit fees	1,387,000	1,733,000
for professional audit services

Audit-related fees	37,000	—
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees

Tax fees	574,000	797,000
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services

Other fees	—	—

Total	1,998,000	2,530,000

We require a majority of the votes cast by Precision shareholders either in person or by proxy to vote for the ordinary resolution.

The Board recommends that you vote for the appointment of KPMG as our auditors until the next annual meeting and authorize the Board to fix the auditors’ fees.

2016 Management Information Circular	21

4. Have a ‘Say on Pay’ Advisory Vote

You will have an opportunity to vote on our approach to executive compensation. In 2011, the Board adopted a policy to hold an advisory vote on our approach to executive compensation at every annual meeting of shareholders. The Board believes in having a constructive dialogue with shareholders about compensation and other important governance matters.

In 2015, you have the opportunity to vote for or against our approach to executive compensation through the following resolution:

BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2016 Annual Meeting of Shareholders.”

Please take some time to read the executive compensation section starting on page 53. It explains our approach to compensation, how it aligns with shareholder interests, and the different components that make up our executive compensation program.

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about compensation.

The Board will take the voting results and other shareholder feedback into account when considering its approach to compensation in the future. If a significant number of shareholders oppose the resolution, the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

Shareholders approved our approach to executive compensation with 98.5% in favour in 2015 and 98.2% in favour in 2014. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our approach, including our compensation practices and risk oversight, is appropriate.

The Board recommends that you vote for the resolution.

22	Precision Drilling Corporation

5. Confirm our Shareholder Rights Plan

You will be asked to confirm the shareholder rights plan agreement dated as of June 1, 2010, and as amended and restated as of May 8, 2013, between Precision and Computershare (the Rights Agent) as more fully described below.

For our shareholder rights plan to continue in effect after the meeting, we must receive an affirmative vote of a majority of the votes cast by Precision shareholders voting as a group and, the Precision shareholders who qualify as Independent Shareholders under our shareholder rights plan, voting as a group. “Independent Shareholders” is defined in our rights plan and is, in effect, all holders of our shares, excluding any person who owns 20% or more of our shares, any person who has announced an intention to make or who is making a take-over bid, affiliates, associates and persons acting jointly or in concert with such excluded persons, or under any employee benefit plan, deferred profit sharing plan, stock participation plan and any similar plan for the benefit of our employees, unless the beneficiaries of such plan direct the manner in which their shares are to be voted or direct whether such shares are to be tendered to a take-over bid. We are not currently aware of any Precision shareholders who would not qualify as Independent Shareholders under our shareholder rights plan and accordingly the resolution will require the affirmative vote of a majority of the votes cast by Precision shareholders.

We are not proposing the continuation of our shareholder rights plan in response to, or in anticipation of, a pending, threatened or proposed acquisition or take-over bid. It is also not intended as a means to prevent a take-over of Precision, secure our management team or the Board, or deter fair offers for Precision shares.

Legislative Developments

On February 25, 2016, the CSA published final amendments to the take-over bid regime, which are expected to come into force on May 9, 2016. The amendments will, among other things, (i) lengthen the minimum bid period to 105 days, (ii) require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities subject to the bid, and (iii) require a ten-day extension period after the minimum tender is met. Precision will be considering the impact of these changes on shareholder rights plans and the reaction by market participants. If any amendments to our shareholder rights are advisable, we intend to present them for shareholder approval at the next annual meeting.

Purpose of our Shareholder Rights Plan

Notwithstanding the announced amendments to the take-over bid regime, there continues to be significant concerns relating to the unequal treatment of shareholders. The amendments do not protect against circumstances where bidders request lock-up agreements that are not in the best interest of Precision or its shareholders. In addition, the amendments do not apply to exempt bids, so there is still the need to protect against creeping bids, by having a shareholder rights plan that applies to all acquisitions of greater than 20% of the shares.

The primary objectives of our shareholder rights plan are to ensure, to the extent possible, the equal treatment of all holders of our shares in connection with any take-over bid for our shares and, in the event of an unsolicited take-over bid, to provide our Board with sufficient time to evaluate the bid and to explore and develop alternatives. Our shareholder rights plan addresses the issues relating to lock-ups and creeping bids described above and encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in our shareholder rights plan and described below), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness (including that the bid must remain open for acceptance for at least 60 days), or with the concurrence of our Board.

2016 Management Information Circular	23

Summary of our Shareholder Rights Plan

The following is a summary of our shareholder rights plan. For greater certainty, the shareholder rights plan agreement, as amended and restated, will govern in the event of any conflict between the provisions thereof and this summary. You can ask for a copy by contacting our Corporate Secretary.

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel: 403.716.4500

Fax: 403.264.0251

Term and Expiration

Our shareholder rights plan expires upon the Expiration Time, which is defined as the earliest of: (i) the date on which Rights (as defined below) are redeemed (the Termination Time); and (ii) the termination of the annual meeting of Precision shareholders in the year 2016 (unless the term of our shareholder rights plan agreement is extended beyond such date by resolution of the holders of Precision shares) or, if the continued existence of our shareholder rights plan agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by holders of Precision shares voting as a group and Independent Shareholders voting as a group, shall mean the earlier of the Termination Time and the termination of the annual meeting of shareholders in the year 2019.

Issue of Rights

One right (a Right) was issued by Precision for each Precision share that was outstanding at the close of business June 1, 2010, being the effective date of our shareholder rights plan (the Effective Date), and for each additional Precision share that has been issued since the Effective Date. One Right will be issued for each additional Precision share issued following the continuation of our shareholders rights plan and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Precision shareholders currently trade their Precision shares, and is not intended to interfere with Precision’s ability to undertake equity offerings in the future.

Rights Exercise Privilege

The Rights will separate from our shares, unless delayed by the Board, and will be exercisable 10 trading days (the Separation Time) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of our shares, other than by an acquisition pursuant to a take-over bid permitted by our shareholder rights plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of 20% or more of our shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

Each Right (other than those held by an Acquiring Person) entitles the holder thereof to purchase additional Precision shares at a substantial discount to their prevailing market price at the time.

24	Precision Drilling Corporation

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

¡    the bid must be made pursuant to a formal take-over bid circular under applicable securities legislation

¡   the bid must be made to all registered holders of Precision shares (other than the offeror)

¡    the bid must be subject to irrevocable and unqualified provisions that:

–	the bid will remain open for acceptance for at least 60 days from the date of the bid
–	the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by Independent Shareholders
–	shares may be deposited to the bid at any time from the date of the bid until the date on which shares may be taken up and paid for and shares may be withdrawn until taken up and paid for
–	the bid will be extended for at least 10 business days if more than 50% of the Precision shares held by Independent Shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact).

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will be considered to be a Permitted Bid for the purposes of our shareholder rights plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a Permitted Lock-Up Agreement) with a Precision shareholder pursuant to which the Precision shareholder (the Locked-Up Person) agrees to deposit or tender its Precision shares to a take-over bid (the Lock-Up Bid) made by that person, provided that the agreement meets certain requirements, including that:

¡	the terms of the agreement are publicly disclosed and a copy is publicly available
¡	the Locked-Up Person can terminate its obligation under the agreement in order to tender its Precision shares to another take-over bid or transaction where:
–	the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Precision share under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid
–	if less than 100% of the number of outstanding Precision shares held by Independent Shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under the other take-over bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid

¡	if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no “break fees” or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another take-over bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Precision shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Precision shares.

2016 Management Information Circular	25

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of our shareholder rights plan to a particular Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of our shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for our shares made by a take-over bid circular to all holders of our shares prior to the expiry of any other bid for which our shareholder rights plan has been waived.

The Board may also waive the application of our shareholder rights plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or such other date as the Board may determine.

With shareholder approval, the Board may waive the application of our shareholder rights plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid in respect of which the Board has waived the application of our shareholder rights plan.

With shareholder approval, the Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of “beneficial ownership” under our shareholder rights plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a take-over bid.

Directors’ Duties

Our shareholder rights plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Precision. In the event of a take-over bid or any other such proposal, the Board will still have the duty to take such actions and make such recommendations to Precision shareholders as are considered appropriate.

Amendments

Precision may, prior to the meeting, amend our shareholder rights plan without shareholder approval. If our shareholder rights plan is approved at the meeting, any such amendments will thereafter be subject to the approval of a majority of Precision shareholders voting as a group and Independent Shareholders, voting as a group, in each case, in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Precision shareholders) make amendments that are necessary to maintain our shareholder rights plan’s validity as a result of changes in applicable legislation, rules or regulations.

After continuation, any amendments will also be subject to the approval of the TSX.

The Board recommends that you vote for approving the continuation of our shareholder rights plan.

26	Precision Drilling Corporation

If our shareholder rights plan is not approved by shareholders at the meeting, all outstanding Rights will be redeemed at the redemption price of $0.00001, and the plan will subsequently terminate.

If the continuation of our shareholder rights plan is approved, it will remain in effect, unless terminated in accordance with its terms, until our annual meeting of shareholders in 2019.

The text of the ordinary resolution, which remains subject to amendments, variations or additional text as may be approved at the meeting, is set forth below:

“BE IT RESOLVED THAT:

1.	The continued existence of a shareholder rights plan, as set forth in the amended and restated shareholder rights plan agreement between Precision and Computershare Trust Company of Canada made as of June 1, 2010 as amended and restated on May 8, 2013 (the “Shareholder Rights Plan Agreement”), and the issuance of all rights issued pursuant to such Shareholder Rights Plan is hereby ratified, confirmed and approved.

2.	Any one director or officer of Precision is authorized to execute and deliver, whether under corporate seal or otherwise, any additional agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

6. Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder if you are voting by proxy) have the discretionary authority to vote as you see fit.

As of the date of this circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

2016 Management Information Circular	27

Management Information Circular
B. Governance

We are committed to high standards of corporate governance and believe strong corporate governance is fundamental in generating long-term shareholder value. This section discusses our governance policies and practices and the role and functioning of our Board.

29	Our Governance Practices

30	Our Philosophy

30	–	Operating Independently

30	–	Independent Chair

30	–	In-Camera Sessions

31	–	Director Share Ownership

31	–	Serving on Other Boards

31	–	Director Skills and Experience

34	–	Director Development

35	Policies and Standards

35	–	Code of Business Conduct and Ethics

35	–	Disclosure Policy

36	–	Insider Trading Policy

36	–	Clawback Policy

36	–	Diversity Policy

38	Role of the Board

38	–	What we Expect from our Directors

39	–	Decision-Making and Conflicts of Interest

39	–	Strategic Planning

39	–	Risk Oversight

39	–	Internal Controls

40	–	Overseeing the CEO

40	–	Executive Succession Planning

41	–	Compensation Risk

41	Board Succession and Renewal

41	–	Term Limits

42	Assessments

43	Nominating Directors

43	Communicating with the Board

44	Board Committees

44	–	Audit Committee

45	–	Corporate Governance, Nominating and Risk Committee

46	–	Human Resources and Compensation Committee

28	Precision Drilling Corporation

Our Governance Practices

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We comply with corporate governance guidelines that apply to Canadian companies listed on the TSX and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S.

Our corporate governance practices meet or exceed the guidelines adopted by the CSA set out under National Policy 58-201 – Corporate Governance Guidelines and applicable SEC rules.

We monitor regulatory developments and governance best practices as they evolve. We adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and incorporate best practices in governance that are appropriate to our circumstances.

The only major difference between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the exchange relates to shareholder approval of equity compensation plans. We explain the difference between the NYSE and TSX rules on our website (www.precisiondrilling.com) under Investor Relations, Corporate Governance.

Maintaining High Standards

At Precision, corporate governance means more than simply complying with a code. We believe that a strong culture of corporate governance and ethical behaviour in decision-making is fundamental to the way we do business. We therefore keep a close

Our Governance Standards

¡   90% of our directors are independent

¡   the independent directors meet separately from management at every Board and committee meeting

¡   the Board oversees and approves the annual strategic plan

¡   the Board and all Board committees have a written charter and track their activities against their charter and annual goals throughout the year

¡   all committee members are independent

¡   the Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively

¡   our internal audit group does ongoing assessments of our internal controls and updates management and the audit committee regularly

¡   we have a whistleblower hotline to facilitate anonymous reporting of any questionable activities

¡   management presents risk management assessments to the Board and committees regularly

¡   our code of business conduct and ethics applies to all directors, executive officers, employees and contractors eye on best practices and constantly develop and improve our own governance framework accordingly.

The Board reviews our governance principles and evaluates our governance charters, guidelines, policies and procedures regularly to make sure they are appropriate and that we maintain our high standards. The Board also monitors regulatory developments in Canada and the U.S. to keep abreast of developments in governance and to enhance transparency of our corporate disclosure.

Our governance charters and policies are reviewed regularly by the Board and its committees. The following documents are available on our website:

¡	the Board and committee charters
¡	our corporate governance guidelines
¡	position descriptions for the Chair of the Board, each committee chair, and the Chief Executive Officer
¡	our code of business conduct and ethics
¡	a summary of the significant differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved the governance disclosure in this circular based on the recommendation of the Corporate Governance, Nominating and Risk Committee.

2016 Management Information Circular	29

Our Philosophy

Operating Independently

A director with no direct or indirect material relationship with us is considered independent. A relationship is material if it could reasonably be expected to interfere with a director’s independent judgment.

The Board is responsible for determining whether or not each director is independent. It uses criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201, and the NYSE corporate governance standards.

The Board has determined that eight of the nine nominated directors are independent directors. Kevin Neveu is not independent because of his role as our President and Chief Executive Officer.

Directors must give the Corporate Governance, Nominating and Risk Committee information about their business and any other relationships they have with us (and our affiliates) and senior management (and their affiliates) when they join our Board. They must also advise the committee if there is a material change to their circumstances or relationships that could affect the Board’s determination of independence. Based on a review of the responses our directors provided to questions regarding employment and compensation history, affiliations, and family and other relationships, no material relationships between Precision and any independent directors were discerned.

Independent Chair

Robert Phillips has served as the Chair of our Board since 2007. He is a non-executive, independent director. The Board has not appointed an independent lead director.

The chair is responsible for the effective functioning of the Board, provides leadership to the Board, and is the primary liaison between the Board and management. The chair’s duties include:

¡	ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently
¡	setting the agenda for Board and shareholder meetings
¡	presiding as chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting	The Board approved a written position description for the chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).
¡	ensuring the Board receives timely and relevant information
¡	ensuring the Board reviews and approves corporate strategy developed by management
¡	monitoring the implementation of our corporate strategy.

In-Camera Sessions

The independent directors meet without management at every Board and committee meeting. In 2015, there were nine Board meetings. Board and committee meetings do not run for a fixed length of time, so directors can have open and frank discussions about any issues of concern. (See Board Committees starting on page 44 for information about the responsibilities of each committee and their activities in 2015.)

30	Precision Drilling Corporation

Director Share Ownership

Share ownership guidelines help to align the interests of directors and shareholders.

Each director is expected to own twice the value of his or her annual retainer in Precision shares within four years of joining the Board. The requirements were met by all directors in 2015, other than Mr. Krablin, who joined the Board in May 2015 and has until May 2019 to meet our share ownership guidelines. (See Director Profiles starting on page 10.)

Serving on Other Boards

We do not have a policy on interconnecting directorships. Mr. Krablin and Dr. Meyers currently serve together on the board of Hornbeck Offshore Services, Inc. None of the other directors currently serve together on boards of other public companies.

We do not limit the number of other public company boards our directors can serve on, but the Corporate Governance, Nominating and Risk Committee discusses our expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of our Audit Committee can serve on the audit committees of up to three other public companies unless the Board decides that serving on more than three will not reduce the director’s ability to serve effectively on behalf of Precision’s shareholders. This restriction is set out in the Audit Committee charter. Steven Krablin serves on the audit committees of three other public companies in addition to Precision. The Board of Directors has determined that Mr. Krablin’s simultaneous service on those other audit committees does not interfere with his ability to serve effectively on Precision’s audit committee.

Director Skills and Experience

The Board is committed to considering candidates who are highly qualified based on their experience, perspectives and personal skills, and to consider diversity criteria including gender, age, ethnicity and geographic background. Directors are only nominated if they have an appropriate mix of skills, knowledge and business experience, and a history of achievement. This experience is critical for the Board to provide effective oversight and support our future growth.

The Corporate Governance, Nominating and Risk Committee uses a skills matrix to assess the composition of the Board and for recruiting new director candidates. This matrix is unique to Precision and was developed based on our vision, strategy, and five-year plan. The committee examines industry knowledge, financial acumen, leadership skills, diversity of perspective, depth of exposure to various markets, and understanding of our business and our customers when assessing potential candidates.

The following table is a summary of this matrix.

2016 Management Information Circular	31

Director Skills and Experience
LEADERSHIP
Senior Leadership Experience	5 or more	✓	✓	✓	✓	✓	✓	✓	✓	✓

Experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.

CEO Experience	2 or more	✓				✓	✓		✓	✓
Experience working as a CEO of a public company; this includes establishing ongoing concern processes, measuring business objectives and executive performance accountability.
Strategic Planning and Focus	5 or more	✓	✓	✓	✓	✓	✓	✓	✓	✓

Experience with planning, evaluation, and implementation of a strategic plan; this includes a demonstrated ability to focus on longer term goals and strategic outcomes, as separate from day-to-day management and operations.

Business Development	3-4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience developing and implementing an organization’s vision and strategy as well as augmenting sales and marketing to improve customer acquisition and retention.
INDUSTRY EXPERIENCE
Oilfield Service	3-4	✓			✓	✓			✓	✓

Senior executive experience leading an oilfield service company combined with a strong knowledge of Precision’s strategy, markets, competitors, financials, operational issues, regulatory concerns, and technology.

Oil and Gas	3-4	✓		✓	✓	✓	✓	✓	✓	✓
Senior executive experience in the oil and gas industry combined with a robust understanding of Precision’s customers, markets, operational challenges, strategies, regulatory matters, and technology.
Land Rig Manufacturing/Technology Expertise	1-2				✓	✓		✓	✓	✓
Significant knowledge of manufacturing or a technical expertise regarding land drilling rigs, well service rigs, and associated oilfield equipment.
FINANCIAL LITERACY
Accounting	3-4	✓	✓	✓		✓	✓	✓	✓	✓

Executive experience in financial accounting and reporting and knowledge of other considerations and issues associated with the auditing requirements of public companies; familiarity with internal financial controls.

Audit Committee Financial Expert Under SEC Rules	1-2	✓	✓	✓		✓

Experience preparing, auditing, analyzing or evaluating financial statements or experience actively supervising others engaged in such activities; an understanding of GAAP and the ability to assess the general application of GAAP in connection with accounting for estimates, accruals and reserves; an understanding of internal controls and procedures for financial reporting and audit committee functions.

Corporate Finance/Mergers and Acquisitions	2-3	✓	✓	✓		✓	✓		✓	✓
Senior executive experience in corporate finance with significant experience and a demonstrated knowledge of debt and equity markets as well as mergers and acquisitions.

32	Precision Drilling Corporation

Director Skills and Experience
BUSINESS EXPERIENCE
International	2-3	✓	✓		✓	✓	✓	✓	✓	✓
Senior executive experience working in an organization with global operations where Precision is or may be active; thorough understanding of different cultural, political, and regulatory requirements.
Information Technology Expertise	1-2					✓	✓	✓	✓	✓

Executive experience leading an information technology organization or within an organization leading the information technology division; experience with planning, evaluation, and implementation of an information technology system.

Human Resources and Compensation	1-2		✓	✓	✓	✓	✓	✓	✓	✓

Executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation, and agreements including specific expertise in executive compensation programs, incentives, equity, and perquisites.

Health, Safety, Environment and Social Responsibility	1-2	✓		✓	✓	✓	✓	✓	✓	✓
Thorough understanding of industry regulations and public policy related to workplace health, safety, environment, and social responsibility; demonstrated commitment to Precision’s HSE values.
Legal	1-2	✓	✓			✓	✓		✓	✓
Experience in corporate securities and mergers, acquisitions, litigation, contract law, international law, intellectual property, regulatory/public policy.
BOARD EXPERIENCE
Governance/Board and Committees	3-4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Prior or current experience as a board member of a major organization (public, private, or non-profit) as well as serving on board committees.
Risk Assessment	3-4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience in the process of identifying principal corporate risks and ensuring that management has implemented the appropriate systems to manage risk.
Government Relations	1-2		✓	✓		✓	✓	✓	✓	✓
Experience in strategic government relations and effective communications for public sector, private sector, and not-for-profit boards.
BEHAVIOURAL TRAITS
Teamwork	all	✓	✓	✓	✓	✓	✓	✓	✓	✓

An executive who supports and cultivates a collaborative environment so that other members may freely express differing opinions and engage in discussions on the complex issues which bear heavily on the future of Precision.

Devil’s Advocacy	1-2	✓	✓	✓	✓	✓	✓	✓	✓	✓

An executive who fosters an environment of congenial controversy in an effort to minimize ‘groupthink’ and increase open-mindedness, improve problem solving, and allow for better integration of diverse views.

2016 Management Information Circular	33

Director Development

Director education helps directors maintain skills and gain insights. Our directors are encouraged to deepen their understanding of our operations and stay current with emerging issues that affect our business and governance practices.

Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry, and our expectations of directors. New directors receive an orientation manual with information about Precision and the industry, our values, our strategic plan, policies and governance guidelines, talent and performance management, succession planning, and our annual operating and capital budgets. They also meet with management and receive a detailed business orientation. The Corporate Governance, Nominating and Risk Committee reviews the orientation manual to make sure the content is current and appropriate. New committee members receive a copy of the committee’s charter and minutes of recent committee meetings. They meet with the committee chair and also with the committee’s key management representatives to discuss recent activities and other issues or concerns.

Continuing Education

Continuing education helps our directors stay abreast of changing governance issues and requirements, and understand the issues we face in the context of our business. Pre-reading materials are included in Board materials provided to directors in advance of regularly scheduled Board meetings. Management provides quarterly updates on emerging governance and regulatory matters, and updates directors on relevant topics at Board meetings. From time to time, management brings in industry experts to brief directors on market and industry trends. Our committees also educate their members through in-house presentations made or hosted by management. In 2015, our directors toured our Nisku Technical Centre.

We encourage directors to individually attend external educational events related to best governance practices and industry developments, and management makes directors aware of conferences and seminars that may be of interest. We reimburse directors for their membership in an organization dedicated to corporate governance and ongoing director education. In 2015, directors attended numerous educational sessions on a broad range of topics, including the following:

TOPIC	PRESENTED BY
Audit, Finance and Risk Management
Compliance, internal controls, anti-bribery, anti-corruption	Ensco plc
Enterprise risk management	Institute of Corporate Directors (ICD)
Year-end issues for audit committees	KPMG
Corporate Governance
Code of business conduct and ethics	Precision
Board evaluation and assessment	Russell Reynolds Associates
Current governance issues	Ernst & Young and Spencer Stuart
West Coast boardroom summit	NYSE
Annual governance symposium	Kingsdale Shareholder Services
Human Resources and Compensation
Executive compensation strategies	Mercer (Canada) Limited (Mercer) and Blake, Cassels & Graydon LLP
Compensation strategies to build shareholder value	NYSE
Diversity	ICD
Industry and Markets
Oil and gas outlook	Duff & Phelps
U.S. oil storage	Precision
Short-term activism versus long-term investors	ICD
Public policies and opinions	Drysdale Forstner Hamilton Public Affairs Ltd.
Perspectives on the long term	Barton & Wiseman

34	Precision Drilling Corporation

Policies and Standards

Code of Business Conduct and Ethics

Our code of business conduct and ethics incorporates our fundamental principles and applies to our directors, executive officers, employees and contractors. Our code is available online and is part of our new-hire orientation package; respecting it is a condition of employment, or term of office in the case of directors.

The code covers the following, among other things:
¡ financial reporting and accountability	Our code of business conduct and ethics is available in the corporate governance section of our website (www.precisiondrilling.com) and is also available on SEDAR (www.sedar.com).
¡ maintaining confidentiality
¡ avoiding conflicts of interest
¡ complying with laws
¡ safeguarding corporate opportunities
¡ reporting illegal or unethical behaviour
¡ fair dealing
¡ reporting breaches or violations of the code
¡ anti-retaliation.

Every director, executive officer and employee is required to acknowledge annually that they have read, understood and will abide by the code and is also required to complete an annual online training course that highlights ethical and compliance issues. Every member of the senior management team has to certify every quarter whether they are aware of any breaches of the code.

Our hotline promotes a culture of ethical conduct because it allows anyone (at Precision or otherwise) to report, confidentially and anonymously, any suspected illegal, unethical, or improper conduct. An independent third party operates the hotline and produces reports for management. Our legal group and internal audit group review the reports and investigate any alleged breaches of the code and update the Audit Committee with quarterly reports. The third party notifies the Audit Committee immediately if the allegation is fraud.

Only the Board can waive an aspect of the code as it applies to executive officers and must promptly disclose the details to shareholders, as required by law. The Board has not received a request for a waiver nor has it waived any aspect of the code to date, and we have not had to file a material change report relating to a departure from the code.

Disclosure Policy

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs and activities.

Respecting our disclosure policy is critical to maintaining our integrity, and each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

2016 Management Information Circular	35

Insider Trading Policy

Our insider trading policy applies to all directors, executive officers, and employees and is reviewed every year by the Corporate Governance, Nominating and Risk Committee. The policy:

¡	sets out our obligations to stock exchanges, regulators and investors
¡	prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information
¡	establishes a regular black-out calendar
¡	prohibits short-term trades, purchases on the margin, short sales, trading in derivatives, or hedging the value of Precision shares through specific financial instruments
¡	requires insiders to pre-clear planned trades
¡	prohibits insiders from participating in equity monetization transactions involving any Precision securities that are part of our long-term incentive programs that have not vested or Precision shares that constitute part or all of our requirements under our minimum share ownership guidelines.

Clawback Policy

We believe strongly that our senior leaders must be accountable for their decisions. Our compensation program, including policies, employment agreements, and incentive plans, must align consequences with Precision’s best interests. Our clawback policy, adopted in 2013, entitles us to recoup some or all of the incentive compensation awarded or paid to our senior leadership team (which includes our President and Chief Executive Officer), both past and present, where there was a significant error in our financial statements or an error in calculating executive compensation during the periods in which they served. All forms of incentive awards are subject to our clawback policy including bonuses, stock options, restricted share units, and performance share units.

Diversity Policy

As a corporation with operations around the world and a highly diverse customer base, we encourage the ideas, perspectives, skills, knowledge, and cultures of our employees. Precision strives to provide equal employment and advancement opportunities to all individuals; therefore, employment decisions will be based on merit, qualifications and abilities.

In 2015, we adopted a diversity policy that considers gender, race and other factors with the objective of promoting diversity among our employees, management team and the Board, thereby encouraging and fostering an environment from which we can draw upon the widest range of knowledge, skills, perspectives and experience.

As it relates generally to our employees, our diversity policy has three objectives:

1.	attract, develop and retain a highly-talented, diverse workforce
2.	actively foster a productive work environment where individual and cultural differences are respected and valued
3.	identify and develop leadership capabilities to excel in a global environment.

Management Diversity

We recognize and embrace the benefits of having a diverse leadership team, and we see increasing diversity at the management level as an essential element in maintaining a competitive advantage. In order to achieve this, we focus on assessing and developing high performers from our existing talent pool as well as strategic hires. The executive leadership team reviews and discusses this talent pool regularly and takes into consideration industry experience, background, race, gender and other factors before approving management appointments. These characteristics will also be considered in determining the optimum composition of the executive leadership team to ensure that it is well equipped to lead the business effectively, embrace new ideas, and make good use of differences in experiences, backgrounds and perspectives.

When considering new appointments to executive positions, the Board considers a range of skills, experience, and diversity, including the level of representation of women in executive officer positions. However, we have not established specific gender targets, as we believe the merit of the candidate and needs of the organization must remain paramount.

36	Precision Drilling Corporation

Director Diversity

When recruiting new directors, the Corporate Governance, Nominating and Risk Committee considers candidates on merit. Precision’s takes into account its vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have in order to best enhance Precision’s business plan and strategies. In this process, the committee will also consider diversity, including the level of representation of women on the Board.

We have not adopted specific targets regarding the representation of women on the Board because we believe that merit of the candidate and needs of the organization must remain paramount. We do not believe that targets are an appropriate method of increasing diversity on the Board. Rather, we believe that a process-based method of reviewing directors on a variety of diversity factors, including gender, age, ethnicity, geographic location, and other experience is more appropriate. However, we are mindful of the need to pursue qualified female candidates. The committee ensures that the list of potential director candidates includes a reasonable number of qualified women, but ultimate decisions are made based on the qualifications of the candidates and the expert needs of the Board.

The Board must also have the flexibility to add qualified board members when they become available, and this may mean adding male or female candidates, as appropriate. We cannot make a commitment to select a candidate whose gender is a decisive factor above all other considerations; we must select the best qualified candidate.

Monitoring, Reporting and Accountability

Under our diversity policy, the Human Resources department annually reviews the structure, size and composition of our workforce and provides a report to the Senior Vice President, Corporate Services. Similarly, the executive leadership team meets regularly to assess its optimum composition, and provides a report to the Corporate Governance, Nominating and Risk Committee.

Board diversity is monitored by the Corporate Governance, Nominating and Risk Committee, which assesses the level of diversity on the Board annually and provides a report to the Board. In addition, in undertaking its responsibility for identifying and recommending new Board candidates, the committee will, as part of its report to the Board, identify and explain the diversity factors that it considered in evaluating the candidate.

Representation of Women as of March 22, 2016	Number of Women	Percentage of Women
Board of directors	1	11%
Senior management	1	14%

For additional information about diversity considerations, see Executive Succession Planning on page 40 and Board Succession and Renewal on page 41.

2016 Management Information Circular	37

Role of the Board

The Board of Directors is responsible for the stewardship of our business and affairs. It oversees the conduct of our business, provides direction to management, and ensures that all major issues affecting our business and affairs are given proper consideration.

Our Board believes in respect, trust, and candour and fosters a culture of open dialogue. The Board has several responsibilities and may delegate matters to its committees, while maintaining proper oversight. The Board may also delegate certain responsibilities to management from time to time, as permitted by law	You can read about the duties of the Board in more detail in the Board charter (see Appendix ).

What we Expect from our Directors

We expect our directors to:

¡	comply with our code of business conduct and ethics, including our conflict of interest disclosure requirements
¡	develop and maintain an understanding of our strategy, business environment and operations, the markets we operate in, and our financial position and performance
¡	diligently prepare for each Board and committee meeting by reviewing all meeting materials in advance
¡	actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered
¡	stay abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

We believe that an active and engaged Board governs more effectively, and we expect our directors to strive to attend all Board meetings, their committee meetings, and the annual meeting of shareholders in person. Directors may participate in regular meetings by phone if circumstances require.

Meeting Attendance

The table below shows the number of Board and committee meetings each director attended in 2015.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
William T. Donovan	9 of 9 (100%)	5 of 5 (100%)	5 of 5 (100%)	—	19 of 19 (100%)
Brian J. Gibson	9 of 9 (100%)	5 of 5 (100%)	5 of 5 (100%)	—	19 of 19 (100%)
Allen R. Hagerman	9 of 9 (100%)	5 of 5 (100%)	—	5 of 5 (100%)	19 of 19 (100%)
Catherine J. Hughes	9 of 9 (100%)	—	5 of 5 (100%)	5 of 5 (100%)	19 of 19 (100%)
Steven W. Krablin (1)	5 of 5 (100%)	2 of 2 (100%)	—	2 of 2 (100%)	9 of 9 (100%)
Stephen J.J. Letwin	9 of 9 (100%)	—	5 of 5 (100%)	5 of 5 (100%)	19 of 19 (100%)
Kevin O. Meyers	9 of 9 (100%)	—	5 of 5 (100%)	5 of 5 (100%)	19 of 19 (100%)
Kevin A. Neveu	9 of 9 (100%)	—	—	—	9 of 9 (100%)
Robert L. Phillips	9 of 9 (100%)	5 of 5 (100%)	5 of 5 (100%)	5 of 5 (100%)	24 of 24 (100%)

Note:

(1)	Mr. Krablin was elected to the Board on May 13, 2015, and was subsequently appointed to the Audit Committee and the Human Resources and Compensation Committee.

38	Precision Drilling Corporation

Decision-Making and Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators, and the general public.

From time to time, our directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some of them may also be involved with entities that may, from time to time, provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the chair and abstain from participating in any discussions and voting on the matter, or excuse themselves from the meeting.

Strategic Planning

Management is responsible for developing our strategic plan, which is approved by the Board annually.

Strategic issues are continuously assessed throughout the year. At an annual strategic planning session, we carry out a look-back assessment of key strategic initiatives and review our strategic plan. The plan is revised based on our progress, and we establish annual corporate objectives and goals. Management also discusses other strategic issues including corporate opportunities and the main risks facing our business.

The Board also ordinarily holds an annual budget planning meeting with management to review and approve the operating and capital budgets for the upcoming year.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, compensation, strategic, and reputational risk (see Risks in Our Business in our annual information form for more information.)

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation risk, talent management risk, and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

We continually manage and assess risk and review our approach. Management provides a comprehensive update to the Board and committees regularly.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems. It delegates responsibility for overseeing the controls over accounting and financial reporting systems to the Audit Committee.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting and provides quarterly updates to the Audit Committee. The Chief Financial Officer presents our financial results and forecasts to the Audit Committee quarterly.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are adequately safeguarded.

2016 Management Information Circular	39

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2015. KPMG audited our internal controls over financial reporting as of December 31, 2015, and provided an unqualified opinion. KPMG also provided an unqualified opinion on our consolidated financial statements as of and for the years ended December 31, 2015 and 2014.

We have an enterprise-wide quarterly certification process to reinforce risk accountability and compliance at all levels. Management reviews the results and reports them quarterly to the Board.

Overseeing the CEO

The CEO is appointed by the Board and is responsible for leading our business and affairs on a day-to-day basis. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision, and focusing on creating value for shareholders.

The CEO’s annual objectives are specific, quantifiable goals. The Human Resources and Compensation Committee recommends the annual objectives to the Board for approval and assesses the CEO’s performance against these objectives at the end of the year.	The Board has approved a position description for the CEO, which is available on our website, under Investor Relations, Corporate Governance.

The Board has established clear limits of authority for the CEO. These are primarily limitations relating to his financial authority, approval of significant or material transactions, and departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance each year.

Executive Succession Planning

The Human Resources and Compensation Committee monitors succession planning for the CEO and other key roles, and has an emergency succession plan in place, should it be required.

Management provides annual updates to the Human Resources and Compensation Committee, and the CEO meets in-camera with the committee every year to review the depth of the talent pool and the succession capacity for critical roles.

When considering new appointments to executive positions, the Board considers a range of skills, experience and diversity, including the level of representation of women in executive officer positions. However, we have not established specific gender targets, as we believe the merit of the candidate and needs of the organization must remain paramount. We believe that success in attaining greater female participation at the leadership level begins early in a women’s career, fostered by exposure to a broad variety of business opportunities, line experience, and leadership with increasing levels of responsibility and scope.

Our succession strategy is a blend of promotion from within and external recruiting for key positions as appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership, and maintains consistency in business strategy, practices and culture. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside Precision.

Management also focuses its attention on all levels of management to ensure that there is a well-trained, highly capable pool of talent, with a broad range of business and functional experience, who can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

40	Precision Drilling Corporation

Talent Management

Precision has a talent management and succession planning process that applies to all employees. Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. We believe in the importance of offering high potential employees career development through field-based competency training, meaningful and varied work experiences, and formal development.

Our talent management priorities include:

¡	acquiring and retaining high potential people early in their career
¡	selective hiring of seasoned executives and senior managers
¡	identifying and assessing high performers and developing those with potential
¡	maintaining engagement while monitoring employee development to drive high performance and retention
¡	providing high potential candidates with opportunities to present to the Board of Directors and inviting them to Board functions where they can interact with directors and senior executives informally.

Compensation Risk

We have compensation policies and procedures and a formal decision-making process to help manage compensation risk. The Human Resources and Compensation Committee is responsible for overseeing compensation risk and mitigating risk as much as possible, and the Board must approve all decisions affecting the pay of our most senior executives.

The committee conducts an annual compensation risk assessment to ensure that our compensation policies and practices are sound and that our compensation program does not pose any material risk to Precision. Every second year, the committee engages a third party consultant, presently Mercer, to undertake this risk assessment on its behalf.

Mercer’s most recent assessment was conducted in 2015, and it did not find any material risks in our compensation policies and practices (see Message on Compensation Governance starting on page 54 for more information about how we manage compensation risk and the risk assessment carried out by Mercer).

Board Succession and Renewal

When recruiting new directors, the Corporate Governance, Nominating and Risk Committee considers candidates on merit taking into account Precision’s vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have in order to best enhance Precision’s business plan and strategies. In this process, the committee will also take into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from the broader exchange of perspectives brought by diversity of thought, background, skills and experience (see Diversity Policy on page 36).

Term Limits

Each director’s term expires at the end of the next annual meeting or when a successor is elected or appointed to the Board. The Corporate Governance, Nominating and Risk Committee is responsible for assessing each director’s competencies and skills and reviewing the ideal qualities and skills for an effective Board.

Effective governance includes a periodic evaluation of Board policies on director term limits and mandatory retirement age. We have a dynamic and effective board, with directors who understand our business and possess a broad mix of skills and experience. As such, the Board has chosen not to establish term limits or a mandatory retirement policy for directors because such limitations may create a higher rate of turnover and force experienced members to leave the Board prematurely, leading to loss of continuity and momentum.

Over the past five years, four directors have retired from the Board, and we have added three new directors, including one woman. Through constant assessment of our needs and active refreshment over the past several years, we now have a Board of Directors with an average age of 61 years and an average tenure of 6.6 years (see Director Nominees at a Glance on page 10).

2016 Management Information Circular	41

Assessments

To balance the potentially competing goals of retaining seasoned directors and assuring independent oversight, the Board has charged the Corporate Governance, Nominating and Risk Committee with responsibility for implementing a comprehensive annual process that assesses the effectiveness of the Board, the various Board committees and individual directors every year. This process evaluates the performance, skills and contribution of each director and is a key mechanism for Board renewal.

Board Assessment

Annually, the Chair of the Board conducts a formal assessment of the Board and its committees through personal interviews with each director, culminating in a report to the Corporate Governance, Nominating and Risk Committee and the Board. Concurrently, the chair of the Corporate Governance, Nominating and Risk Committee conducts an assessment of the Chair of the Board through a similar interview and report process. We use the results of the assessments to focus on continuous improvement in Board performance. We develop action plans and monitor them to ensure follow through and satisfactory results.

We periodically hire an experienced third party consultant to carry out a comprehensive review of our Board and conduct peer assessments. The most recent review of our Board by a third party consultant was in 2013, and included interviews with each director and certain members of our senior executive. It focused on board effectiveness and director interaction to help determine whether the Board’s skills, individual director experience, and the overall functioning are sufficient for the Board to fulfill its oversight responsibilities and support our strategic objectives.

Annually, the Board, led by the Corporate Governance, Nominating and Risk Committee, reviews the Board and committee charters as well as the position descriptions of the Board and committee chairs, and approves any changes.

Committee Assessment

Each committee chair sets annual committee goals in consultation with committee members and management, taking into account our strategic vision, annual business plan, and issues our shareholders have raised through our engagement process or interaction with governance organizations.

Annually, each committee completes a self-assessment of its effectiveness in carrying out the duties specified in its charter and terms of reference and its performance against pre-determined annual goals.

Director Assessment

The Corporate Governance, Nominating and Risk Committee reviews:

¡	the competencies, skills and personal qualities of each director
¡	the contributions each director made to the effective operation of our Board
¡	any significant change in the main occupation and other directorships of each director.

The Chair of the Board meets with each director to discuss various issues, focusing particularly on maximizing the contributions each director makes to the Board and committees. He uses a checklist to discuss short-term and long-term goals and establishes action items so directors can enhance their personal contributions to the Board and improve overall effectiveness. He also shares peer feedback, as appropriate, and reviews the director’s progress and action items. Each director also offers input on enhancing the effectiveness of the other directors and the Board overall.

The Chair of the Board discusses the results of the individual evaluations with each committee chair and summarizes his findings for the committee and the Board.

42	Precision Drilling Corporation

Nominating Directors

The Board, management and shareholders identify qualified candidates from time to time. The Corporate Governance, Nominating and Risk Committee assesses candidates against criteria approved by the Board and the qualities and skills of the current Board and approaches the strongest candidates to determine their level of interest (see Director Skills and Experience on page 31 and Board Succession and Renewal on page 41).

The committee then recommends the most qualified people to the Board for consideration. The most appropriate candidates are presented to the shareholders as the nominated directors to be elected at the annual meeting.

A shareholder can nominate a candidate by submitting the person’s name, background, qualifications, and experience to our Corporate Secretary. Our by-laws require that a shareholder give us advance notice of and details about any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Business Corporations Act (Alberta). If the nomination is to be presented at an annual meeting of shareholders, the notice must be given 30 to 65 days in advance of the meeting. If the annual meeting is to be held within 50 days after we announce the meeting date, the notice must be given within 10 days of the meeting announcement. If the nomination is to be presented at a special meeting of shareholders (that is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the committee chair, who will present them to the Corporate Governance, Nominating and Risk Committee for consideration.

Communicating with the Board

We are committed to engaging and communicating with our shareholders, including with organizations that represent or advise shareholders on matters of governance. Listening to the views of shareholders and others is crucial to understanding investor concerns and sentiment. Shareholders and other interested parties are encouraged to communicate with members of the Board, including the Chair of the Board and other non-management directors.

Shareholders can contact the Board, the Chair of the Board, or any of the directors by writing to:

Precision Drilling Corporation

Suite 800, 525 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Or email: corporatesecretary@precisiondrilling.com

We expect all of the nominated directors to attend the annual meeting of shareholders, and they will be available at the meeting if you wish to speak to them in person. Beyond the annual meeting, shareholders are also invited to engage with the Board by contacting Precision’s corporate secretary.

2016 Management Information Circular	43

Board Committees

The Board has established three standing committees, composed of independent directors, to help it carry out its responsibilities more effectively. The Board may also create special ad hoc committees from time to time to deal with other important matters.

¡	Audit Committee
¡	Corporate Governance, Nominating and Risk Committee
¡	Human Resources and Compensation Committee.

Each standing committee has a charter and terms of reference. Each committee chair has a position description approved by the Board (available on our website). The committee reports that follow summarize each committee’s charter, composition, responsibilities, and key activities in 2015:

Audit Committee

Allen R. Hagerman (chair)

William T. Donovan, Brian J. Gibson, Steven W. Krablin, and Robert L. Phillips

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of an operating business with similar complexity as Precision in determining whether a director is financially literate and has determined that each member is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Messrs. Donovan, Gibson, Hagerman, and Krablin are all considered audit committee financial experts under SEC rules. They meet the requirements because of their training and experience. Mr. Krablin joined the committee in May 2015.

The committee has three main areas of responsibility:

Financial Reporting
Oversees the quality and integrity of financial reporting The committee reviews the following and recommends them to the Board for approval:
¡ annual audited financial statements and MD&A
¡ quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function, and our disclosure controls

The committee receives reports on the following every year:

¡ our disclosure controls and practices

¡ our internal controls over financial reporting

¡ the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings

¡ the work product of our internal audit group.

External Auditors
Oversees the external auditors (currently KPMG LLP) The committee:
¡ reviews the external auditors’ annual audit plan, fees, performance, and independence ¡ pre-approves all services that the external auditors provide to make sure they remain independent.

The committee is also responsible for overseeing:

¡	compliance with laws and regulations relating to financial reporting

¡	compliance with the provisions of the code of business conduct and ethics relating to financial reporting matters

¡	certain financial risks delegated by the Board.

You can find more information about the Audit Committee in our annual information form, which is filed on SEDAR.

The committee met five times in 2015, and met without management present at every meeting. It also met separately with the Director, Audit Services and separately with KPMG, in each case, on five occasions during 2015.

44	Precision Drilling Corporation

Corporate Governance, Nominating and Risk Committee

William T. Donovan (chair)

Brian J. Gibson, Catherine J. Hughes, Stephen J.J. Letwin, Kevin O. Meyers, and Robert L. Phillips

The committee is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. The committee is also responsible for conducting director assessments and developing director compensation programs.

Board Operations

Oversees the Board operations from a governance perspective

The committee:

■ assesses the size and composition of the Board

■ assesses the number of committees and their composition and charters

■ ensures directors have access to continuing education programs

■ oversees directors’ compliance with our code of business conduct and ethics.

Director Compensation

Develops a director compensation package with advice from an independent external consultant (currently Mercer)

The committee:

■ reviews director compensation every year

■ recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees

The committee:

■ develops and implements an evaluation process to focus on continuous improvement in Board performance

■ assesses skills appropriate for an effective Board and identifies skills we should recruit for when making changes to the Board

■ maintains a Board succession plan that meets our needs and the interests of our shareholders.

Director Nominations

Recommends to the Board suitable candidates for nomination for election as directors

The committee:

■ assesses each director’s competencies and skills and reviews the ideal qualities and skills for an effective Board

■ assesses new candidates on merit against criteria approved by the Board

■ recommends the most qualified people to the Board for consideration

■ oversees an orientation program for new directors.

Corporate Governance Principles

Carries out corporate governance initiatives

The committee:

■ evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements and assesses and implements evolving good governance practices

■ reviews key corporate policies including the code of business conduct and ethics and insider trading and disclosure policies

■ reviews the Board and committee charters, and position descriptions of the Board and committee chairs.

Enterprise Risk Management

Ensures the organization actively evaluates its business risks

The committee:

■ evaluates our approach to enterprise risk management to ensure we assess risks that may impede our business goals

■ oversees our foreign anti-bribery and anti-corruption practices

■ oversees our cyber security risk management

■ reviews processes in place to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the committee.

The committee met five times in 2015, and met without management present at every meeting.

2016 Management Information Circular	45

Human Resources and Compensation Committee

Dr. Kevin O. Meyers (chair)

Allen R. Hagerman, Catherine J. Hughes, Steven W. Krablin, Stephen J.J. Letwin, and Robert L. Phillips

The committee is responsible for human resources and compensation governance, employee-wide programs, and all matters relating to executive compensation. Mr. Krablin joined the committee in May 2015.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Mercer) to develop our general philosophy on compensation and reviews all compensation policies and programs for our executives and recommends them to the Board for approval

The committee’s review and recommendations include:

¡  the annual corporate goals and objectives for the CEO and other executive officers

¡  the performance of the CEO and other executive officers against those goals and objectives

¡  the compensation for the CEO based on the committee’s assessment

¡  the compensation for the executive officers based on the CEO’s evaluations

¡  a review of our compensation program for the CEO and senior management

¡  employment contracts with the executive officers.

The committee is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including any incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles

The committee:

¡  reviews the succession planning process for the CEO, senior executives, and all key positions

¡  identifies replacements to immediately step into those positions in an emergency situation

¡  identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other Major Human Resources Programs

The committee is responsible for overseeing the development and implementation of programs aimed at:

¡  employee recruitment and retention

¡  employee development, including performance management, training and development, and talent management

¡  administration of pensions and benefits.

The committee is responsible for reviewing and approving the compensation disclosure that management prepared for this circular.

The committee met five times in 2015, and met without management present at every meeting.

46	Precision Drilling Corporation

Management
Information
Circular
C. Director Compensation

This section describes our director compensation program, including how compensation is set and the different components of our director compensation program.

48	Director Compensation Discussion and Analysis

48	1. Approach

49	2. Components

51	2015 Compensation Details

2016 Management Information Circular	47

Director Compensation Discussion and Analysis

Precision’s director compensation program is structured to address the following principles:

In this director compensation and analysis, director means a non-management director, unless otherwise indicated.

As a member of management, Mr. Neveu is not compensated for his services as a director and does not participate in the DSU plan.

¡	align directors’ interests with the long-term success of Precision
¡	attract and retain highly-qualified directors to our Board with a sufficient range of skills, expertise, and experience
¡	compensate directors appropriately for their knowledge and contributions
¡	be competitive with comparable public companies.
To align the interests of directors with shareholders, our directors:
¡	receive a portion of their compensation in the form of deferred share units (DSUs), which vest immediately but cannot be redeemed until retirement (see DSU Plan on page 49). The value of DSUs received by directors tracks the performance of Precision shares
¡	may voluntarily elect to receive all or a portion of their annual cash retainer in the form of DSUs
¡	are required to accumulate and hold Precision shares and/or DSUs equivalent to two times their annual retainer within four years of joining the Board.

Directors have a substantial financial interest in Precision.

1 – Approach

The Corporate Governance, Nominating and Risk Committee is responsible for reviewing directors’ compensation and recommending the appropriate level and mix to the Board. We review director compensation every year, giving consideration to the directors’ risks, responsibilities, time commitment, complexity of information and decisions, best practices, and general market trends for director compensation. We use published compensation surveys for reference and also periodically seek independent advice from an external consultant (currently Mercer).

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation comparator group of public companies within the broader oilfield services industry, using the same compensation peer group that the Human Resources and Compensation Committee uses for benchmarking executive compensation (see Benchmarking on page 65).

Equity is an important element of compensation to emphasize alignment with shareholders. Equity compensation is determined in reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant. Non-management directors do not participate in our stock option plan.

In 2013, we engaged Mercer to review directors’ compensation, including peer practices with respect to director meeting and retainer fees and director share ownership to assess the competitiveness of compensation practices and ownership expectations. Following this review, and in light of changes to the executive compensation peer group, we increased the annual equity retainer paid to our non-management directors in the form of DSUs, and a new fee structure was adopted effective October 1, 2013.

In 2014, we informally updated the analysis using the Mercer framework. Precision was close to the 50th percentile in nearly all relevant metrics relative to the compensation peer group. After careful consideration of Precision’s share price performance and placement within the compensation peer group, the Corporate Governance, Nominating and Risk Committee recommended that no changes be made to director compensation.

In 2015, we engaged Mercer to evaluate potential changes in the compensation of our U.S. directors in light of the depreciation in the U.S./Canadian dollar exchange rate. The Corporate Governance, Nominating and Risk Committee is currently considering Mercer’s evaluation and, following completion of its review, expects to make a recommendation to the Board in 2016.

We do not offer performance-based compensation for non-management directors.

48	Precision Drilling Corporation

Director Share Ownership Guidelines

We require our directors to have an ownership stake in Precision to better align the interests of our directors and shareholders. Each director is expected to own at least twice the amount of his or her annual retainer in Precision shares within four years of joining the Board. Shares (held directly or beneficially through a nominee) and DSUs count towards meeting our share ownership guidelines. We use the actual purchase cost or the current market price, whichever is higher, to value shares and calculate the ownership levels. The requirements were met by all directors in 2015, other than Mr. Krablin, who joined the Board in May 2015 and has until May 2019 to meet our share ownership guidelines. (See Director Profiles starting on page 10 for details.)

2 – Components

Director compensation is cash and equity based and is made up of a retainer component and meeting fees. The table below shows the current fee schedule, which went into effect on October 1, 2013:

Annual Retainer
Chair of the Board	$110,000 in DSUs + $135,000
Committee chairs	$15,000
Board member	$110,000 in DSUs + $40,000
Committee members	$7,500
Meeting Fees
Board meeting	$1,500
Audit Committee meetings	$2,500
Other Board committee meetings	$1,500

DSU Plan

Deferred Share Units
Form of Award	Notional share-based awards (plan is potentially dilutive)
Who Participates	Non-management directors
Purpose

Granted annually, as part of retainer, to promote greater alignment of interests between the directors and shareholders and assists directors in achieving compliance with our share ownership guidelines

Vesting	Vest upon grant Units earn dividend equivalents at the same rate as dividends paid on Precision shares as and when declared (dividend equivalents are notionally reinvested as additional units)
Payout	Settled in cash or shares after the director retires
Assignment	Cannot be assigned

Directors automatically receive a portion of their retainer in DSUs. They can choose to receive all or a portion of the balance of their retainers and fees in DSUs instead of cash.

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation that the director has elected to receive in DSUs. Fees are paid quarterly, and we use the weighted average closing price of Precision shares on the TSX for the five trading days prior to the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Directors are also credited with additional DSUs corresponding to any associated notional dividend payments.

2016 Management Information Circular	49

DSUs vest immediately. When the director retires from the Board, he or she can redeem them, either for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares). The shares are either purchased on the open market by an independent broker, using the cash (after deducting any withholding taxes) that would otherwise have been paid to the director, or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following their retirement, as long as the dates do not fall within a blackout period. If the director does not specify a redemption date, DSUs issued under the new plan will be redeemed on one date, six months after the retirement date. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the TSX for the five trading days prior to the payout date, and then deduct any withholding taxes that apply.

If a director also becomes an employee of Precision or an affiliate, he can no longer participate in the DSU plan as of that date, but can participate again when his employment ends.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death (according to the terms of the plan). The Human Resources and Compensation Committee can also grant discretionary DSUs to directors for service on the Board, but has not done so to date.

The Corporate Governance, Nominating and Risk Committee and the Board review the DSU plan periodically to ensure it continues to meet our business objectives and remains competitive.

About DSUs

A deferred share unit (DSU) is a phantom unit equal to the fair market value of a Precision share. It is settled in cash or shares after the director retires.

The current DSU plan was approved by shareholders in May 2011 and went into effect on January 1, 2012.

Directors received deferred share units under the old deferred share unit plan until the end of 2011. (See Equity Incentive Plan Information on page 90 for more information about the prior plan.)

Granting of DSUs

The total number of Precision shares available for issue from treasury to directors under the current DSU plan is limited to:

¡	a maximum of 1,000,000 Precision shares
¡	not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury
¡	not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

At December 31, 2015, a total of 428,028 Precision shares were issuable under the current DSU plan based on the total balance of DSUs in the directors’ accounts.

The current DSU plan was approved by shareholders in May 2011 and superseded our old deferred share unit plan as of January 1, 2012. The old deferred share unit plan will remain in place until all outstanding deferred share units under that plan have been redeemed. From time to time, deferred share units are issued from the old deferred share unit plan to provide for dividends declared on Precision’s shares, as provided for under that plan. At December 31, 2015, a total of 195,743 Precision shares were issuable under the old deferred share unit plan based on the total balance of deferred share units in the directors’ accounts.

50	Precision Drilling Corporation

2015 Compensation Details

The table below shows the fees we paid our non-management directors for the year ended December 31, 2015. Mr. Phillips receives a higher retainer because of his additional duties and responsibilities as Chair of the Board.

Share-based awards represents the portion of the annual retainer, meeting and other fees received as DSUs in accordance with the terms of our DSU plan. In addition, non-management directors are reimbursed for their Precision-related travel expenses.

Name	Cash Fees Earned ($)	Share-Based Awards ($) (1)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
William T. Donovan	96,000	110,000	—	—	—	—	206,000
Brian J. Gibson	—	198,500	—	—	—	—	198,500
Allen R. Hagerman	96,000	110,000	—		—	—	206,000
Catherine J. Hughes	—	193,500	—	—	—	—	193,500
Steven W. Krablin (2)	50,404	69,808	—	—	—	—	120,212
Stephen J.J. Letwin	41,750	151,750	—	—	—	—	193,500
Kevin O. Meyers (3)	97,000	110,000	—	—	—	—	207,000
Patrick M. Murray (2)	32,747	40,639	—	—	—	—	73,386
Robert L. Phillips	198,500	110,000	—	—	—	—	308,500

Notes:

(1)	Excludes any DSUs granted as a result of dividend payments on the underlying Precision shares.

(2)	Mr. Murray retired from our Board of Directors on May 13, 2015, and Mr. Krablin was subsequently elected to the Board.

(3)	Dr. Meyers received $6,000 for attending four management Safety Council meetings in 2015 as the Board’s representative. This amount is included in his cash fees earned.

Outstanding Option-Based Awards and Share-Based Awards

The table below shows all outstanding share-based awards for each non-management director as of December 31, 2015. Non-management directors do not participate in our stock option plan.

Name	Number of DSUs That Have Not Vested (#) (1)	Market or Payout Value of DSUs That Have Not Vested ($) (1)	Market or Payout Value of Vested DSUs Not Paid Out or Distributed ($) (2)
William T. Donovan	—	—	415,118
Brian J. Gibson	—	—	415,337
Allen R. Hagerman	—	—	754,247
Catherine J. Hughes	—	—	298,082
Steven W. Krablin (3)	—	—	68,512
Stephen J.J. Letwin	—	—	697,589
Kevin O. Meyers	—	—	301,025
Patrick M. Murray (3)	—	—	—
Robert L. Phillips	—	—	462,117

Notes:

(1)	DSUs vest immediately on the date of grant.

(2)	Calculated based on a value of $5.47, the closing price of the underlying Precision shares on the TSX on December 31, 2015

(3)	Mr. Murray retired from our Board of Directors on May 13, 2015, and Mr. Krablin was subsequently elected to the Board.

2016 Management Information Circular	51

Value Vested or Earned During the Year

The table below shows the value vested or earned on all share-based awards for each non-management director during the year ended December 31, 2015.

Name	DSUs – Value Vested During the Year ($) (1)(2)
William T. Donovan	127,433
Brian J. Gibson	212,094
Allen R. Hagerman	142,404
Catherine J. Hughes	201,768
Steven W. Krablin (3)	70,453
Stephen J.J. Letwin	180,325
Kevin O. Meyers	120,750
Patrick M. Murray (3)	44,183
Robert L. Phillips	128,453

Notes:

(1)	DSUs vest immediately on the date of grant.

(2)	Includes DSUs granted as a result of dividend payments on the underlying Precision shares.

(3)	Mr. Murray retired from our Board of Directors on May 13, 2015, and Mr. Krablin was subsequently elected to the Board.

52	Precision Drilling Corporation

Management Information Circular
D. Executive Compensation

‘Pay for performance’ is a core principle of our compensation program. Compensation at Precision is designed to support our strategic objectives, drive High Performance, High Value services to our customers, and create shareholder value over the long term.

This section discusses compensation governance, our executive compensation program, and the decisions affecting executive pay for 2015 and 2016.

54	Message on Compensation Governance

57	Executive Compensation Discussion and Analysis

57	1.	Overview

60	2.	Share Performance and Executive Compensation

64	3.	Approach
65		– Benchmarking
67		– Our Decision-Making Process
67		– Executive Share Ownership Guidelines

68	4.	Components
68		– Base Salary
68		– Short-Term Incentive Plan
70		– Long-Term Incentive Plans
74		– Retirement Benefits
75		– Employee Share Purchase Plan
75		– Other Benefits
75		– Perquisites

75	5.	2015 Executive Compensation Decisions

79	6.	2016 Executive Compensation Decisions

81	7.	CEO Compensation

86	2015 Compensation Details
86	– Summary Compensation Table
88	– Incentive Plan Awards
90	– Equity Incentive Plan Information
91	– Pension Plan Benefits
91	– Termination and Change of Control

2016 Management Information Circular	53

Message on Compensation Governance

Dear Shareholder,

The sharp decline in oil prices that began almost 18 months ago and the continuing weakness in natural gas prices have created a challenging market environment for many companies operating in the oil and gas sector. Nevertheless, Precision was well positioned for the current energy industry downturn, and in 2015 management met or exceeded most of the operational targets and successfully gained market share. Unfortunately, financial results were significantly impacted, as was our share price and, as a result, executive compensation was reduced to reflect the weakened financial results.

The Human Resources and Compensation Committee (the committee) is tasked with ensuring that Precision’s compensation policies, plan designs, and compensation decisions are consistent with its high governance standards and that they support our pay-for-performance philosophy.

The committee is 100% independent and is responsible for all matters relating to executive compensation. This includes assessing corporate and individual performance before recommending the compensation of the CEO and other senior executives to the Board for the Board’s review and approval. The committee also reviews and approves the compensation disclosure in this circular.

Qualified and Experienced

The six committee members (Kevin Meyers, Allen Hagerman, Catherine Hughes, Steven Krablin, Stephen Letwin, and Robert Phillips) bring a strong mix of skills and experience to the committee in order to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders. The committee operates independently of management and sets aside time at every meeting to meet without management present.

Skills and Experience	Number of Committee Members
Business experience	6 / 6
Industry experience	6 / 6
Financial background	4 / 6
Human resources or compensation experience (including compensation committees of other public companies or organizations)	6 / 6
Senior leadership experience	6 / 6

Other Important Things to Know

¡	Dr. Meyers currently serves on the compensation committee of two other public companies and also has governance and risk management experience.
¡	Mr. Hagerman has a strong financial background and is a graduate of the Directors’ Education Program sponsored by the Institute of Canadian Directors.
¡	Ms. Hughes is knowledgeable about compensation matters because of her prior role as Vice President, Operational Services, Technology and Human Resources at Nexen Inc.
¡	Mr. Krablin is a former CFO, CEO, and board chair and serves on the compensation committee of two other public companies.
¡	Mr. Letwin has extensive leadership experience and previously served on the compensation committee of another public company.
¡	Mr. Phillips has strong governance experience and compensation experience as a member of the compensation committee of four other public companies.

See Director Profiles, starting on page 10 for more information about the directors’ background and experience and see page 46 for details about the committee’s responsibilities and key activities in 2015.

54	Precision Drilling Corporation

Formal Decision-Making Process

The committee acknowledges the increased attention that investors and other stakeholders are putting on compensation issues. The committee follows a strict, formal process for reviewing our compensation program and making recommendations to the Board.

All decisions about executive pay are based on Precision’s pay-for-performance philosophy. The Board must approve all key decisions and it can use its discretion to adjust executive compensation as it deems appropriate. This year, the Board used its discretion to reduce the 2015 STIP award in light of the challenging economic environment. Due to Precision’s weakened financial results, the Board reduced the calculated corporate component by a full 25% for the CEO and by 10% for the other named executives, despite many effective management actions to reduce costs and improve financial performance while sustaining core capabilities (see 2015 STIP Award on page 75).

Independent Advice

The committee recognizes the value and importance of receiving independent advice on compensation matters, and has worked with Mercer as its independent consultant since 2006. The committee receives a third-party perspective from Mercer on general compensation issues, the competitiveness of pay levels, risks relating to executive compensation design, insights into market trends, and advice on technical compensation matters. The committee takes this information into account but ultimately makes its own recommendations and decisions.

The table below shows the total consulting fees paid to Mercer in the last two years. The committee pre-approves all services to be provided by Mercer to make sure they remain objective and independent.

	2015	2014
Executive compensation-related fees	$173,698	$225,057
(Human Resources and Compensation Committee)

All other fees	260,830	182,877
(pension and benefits consulting)
Total fees	$434,528	$407,934

From time to time, management seeks independent advice on human resources and compensation matters and uses Towers Watson for these services to maintain impartiality and avoid conflicts of interest.

Managing Compensation Risk

The committee monitors governance issues and industry developments. As part of its annual risk assessment, the committee reviews various aspects of compensation including:

¡	market data with its independent consultant (currently Mercer) to make sure our compensation is competitive
¡	program components
¡	performance measures under the incentive plans.

In its 2015 review, the committee reviewed participation in the long-term incentive plans and approved an increase in the PSU allocation for lower level executives to reinforce the link between pay and performance, while reducing the use of stock options.

The committee engages a third-party consultant every two years to carry out a comprehensive risk assessment of Precision’s compensation policies and programs. It does this as part of its regular oversight and in response to changes to Canadian regulatory requirements and the increasing scrutiny on governance practices generally.

2016 Management Information Circular	55

2015 Risk Assessment

Seven Areas of Compensation Risk

1. Pay mix

2. Incentive plan funding, leverage and caps

3. Performance period

4. Performance measures

5. Pay for performance

6. Amount of incentive payouts

7. Plan governance and risk mitigation

The committee retained Mercer to conduct the formal third-party risk assessment in 2015. Mercer assessed our executive compensation policies and program and the individual program components, focusing on seven areas of compensation risk, and reported the following key findings:
¡	Precision’s executive compensation has a significant variable (at-risk) pay component, higher than its peers.
¡	There is an appropriate balance between short-term and long-term incentives and the type of award.
¡	Long-term incentives account for more than half of the total pay for senior executives and, since 2014, more emphasis has been given to performance share units (PSUs) and our weighting toward long-term incentives has been higher than the practice among our peers.
¡	Incentive plans have different performance periods, varying from one to seven years.
¡	Absolute and relative metrics are used to assess performance, and the short-term incentive plan and performance share unit plan have threshold levels of performance.
¡	Over the past two years, adjustments to the scorecard for the short-term incentive plan have increased the emphasis on financial performance, which helps mitigate risk, and focuses on Precision’s financial well-being.
¡	The committee assesses performance under each plan separately according to the structure of each plan, its performance metrics, and actual results, and also assesses total compensation.
¡	The incentive plans are structured with caps or limits to prevent excessive payouts.
¡	Total payouts under all incentive plans are compared to Precision’s cash flow and assessed to ensure affordability.
¡	The committee can use discretion to increase or decrease the short-term incentive plan award in light of actual performance or extenuating circumstances.
¡	The clawback policy introduced in 2013 reinforces accountability and helps mitigate risk.
¡	Executives can only include Precision shares they own toward meeting the share ownership guidelines, unlike other companies that may allow RSUs, PSUs and/or stock options.

Mercer did not identify any material risks that could reasonably have a material adverse effect on Precision and confirmed that the compensation policies and program structure and individual program components are sound, consistent with Mercer’s assessments in 2011 and 2013.

Strong Governance Foundation

The committee is satisfied that Precision’s compensation policies and practices do not encourage any inappropriate risk taking and that proper policies and practices are in place to identify and mitigate potential risks facing Precision.

As a matter of principle, the committee does not gross-up incentive awards to account for withholding taxes and does not backdate or re-price stock options.

98.5% ‘say on pay’ approval rating from shareholders in 2015.

The committee always exercises sound judgment and makes decisions and recommendations based on overall corporate performance and in the best interests of shareholders, while adhering to the overall program objectives. The committee can also use discretion when making recommendations to the Board on executive pay if it deems it appropriate.

The committee continues to assess various governance issues and industry developments to make sure Precision’s compensation policies and practices are appropriate, effective, and support our pay-for-performance philosophy.

We look forward to meeting with shareholders at this year’s meeting.

Sincerely,

Dr. Kevin O. Meyers

Chair, Human Resources and Compensation Committee

56	Precision Drilling Corporation

Executive Compensation Discussion and Analysis

1 – Overview

Executive compensation at Precision is designed to support our corporate strategy, and decisions on executive pay are a direct result of our corporate, individual and share performance.

This section describes our executive compensation program for 2015, our performance, and the key decisions affecting executive pay for our Chief Executive Officer, Chief Financial Officer, and the three next most highly compensated officers (our named executives):

¡	Kevin A. Neveu, President and Chief Executive Officer (CEO)
¡	Robert J. McNally, Executive Vice President and Chief Financial Officer (CFO)
¡	Gene C. Stahl, President, Drilling Operations
¡	Niels Espeland, President, International
¡	Douglas J. Strong, President, Completion and Production Services

Mr. Strong left Precision on December 31, 2015. Mr. McNally has since resigned from Precision effective March 10, 2016.

This report was prepared by management, and reviewed and approved by the Board’s Human Resources and Compensation Committee (the committee).

Our Strategy
Our vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development. We work toward achieving this vision by delivering against strategic priorities that we define at the beginning of every year and measuring our results at the end of the year.	You can read more about our strategy and performance in our 2015 MD&A, available on our website (www.precisiondrilling.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Our High Performance, High Value strategy is focused on providing highly efficient and reliable field-level results through our people, technology and systems thereby resulting in value creation for our customers and our investors. We are executing our strategy in four ways:

1.	investing in our physical and human capital infrastructure to advance field level professional and technical development
2.	providing industry leading service performance to customers along with safe operations
3.	leveraging our scale of operations
4.	utilizing established systems to promote consistent and reliable service.

2015 Performance Highlights

Financial Performance

The rapid fall of oil prices started in late 2014 and continued through 2015. Customers in North America reacted to the depressed commodity price environment by significantly curtailing drilling budgets, leading to lower industry activity for the year. As a result, our drilling days were lower when compared to the prior year, negatively impacting our activity and resulting cash flow.

We maintained fiscal discipline in 2015 as industry activity slowed. In response to the downturn, we paused our long-term organic growth strategy of investing in new rig assets and growing the workforce to focus on cash preservation and right sizing our structure for a potentially prolonged downturn. We significantly reduced capital spending and operating expenses during the year. We completed several initiatives to reduce our fixed costs for 2015 and future periods, including facility consolidations, management restructuring and workforce reductions. To ensure our continued access to capital, we negotiated certain debt covenant relief under our senior revolving credit facility. In February 2016, we suspended our dividend, which will conserve cash and further strengthen our liquidity position.

2016 Management Information Circular	57

Operational Performance

While our financial results were lower in 2015, we achieved strong results on the majority of our operational metrics, having:

¡	added 17 Tier 1 new-build drilling rigs under previously negotiated term contracts, including 13 to the U.S, three to Canada, and one to Kuwait
¡	upgraded 10 existing rigs under customer contracts
¡	decommissioned 79 legacy drilling rigs (48 in Canada, 30 in the U.S., and one in Mexico), resulting in a fleet of 235 Tier 1 drilling rigs at year-end and 16 additional rigs that are good candidates to be upgraded to Tier 1 status
¡	consolidated six operating facilities to reduce costs and increase efficiency
¡	secured long-term contracts for two new-build drilling rigs to be deployed to Kuwait in 2017 and an additional contract for a rig that was deployed to Canada in February 2016
¡	gained market share in both Canada and the U.S. as measured by the percentage of drilling days in the Canadian market and the average active rigs in the U.S. market
¡	trained approximately 1,700 employees at our Texas and Alberta Technical Centres
¡	posted our safest year on record with a total recordable incident frequency (TRIF) of 0.73, significantly better than our target of 1.36
¡	achieved our best ever mechanical downtime performance in Canada at 0.44%, in the U.S. at 1.39%, and internationally at 1.43%
¡	exceeded our goal of 87% retention of skilled field leadership positions with 92% retention
¡	achieved record Adjusted EBITDA of $56 million from our international operations, exceeding our target of $54.8 million.

Throughout the current energy industry downturn, we have continued to invest in our people, particularly in the training of Precision crews at our Technical Centres in Texas and Alberta, and by leveraging our scale to lower operating costs, we have been able to create value for our customers and shareholders.

2015 Key Compensation Decisions

Our compensation program emphasizes the long term as incentive awards account for the majority of executive pay and pay out over time, based on performance. Compensation decisions are based on both corporate and individual performance, demonstrating the strong link between pay and performance (see Our Decision-Making Process on page 67).

Note:

(1)	While the committee has the ability to grant restricted share units (RSUs) to named executives, no RSUs have been granted to the named executives in the last four years. We typically grant RSU awards to executives only in certain situations. For example, we awarded RSUs to Mr. Espeland in 2011 as a sign-on grant to compensate him for deferred compensation forfeited with a former employer.

58	Precision Drilling Corporation

Overall, compensation for the named executives for 2015 was lower than 2014 because of our weak financial performance due to depressed oil and gas prices and sharply reduced customer drilling budgets. This had a dramatic impact on variable (at-risk) compensation as corporate performance accounts for 80% of the STIP target, drawing a direct link between pay and performance. The total cash compensation for the named executives (which included the short-term incentive award) was below target levels as a result of our lower financial results.

Total direct compensation awarded to the CEO for 2015 was $4,760,640, which was 9% lower than in 2014. For the other named executives, total direct compensation was 7% lower based on their respective local currencies. However, when the depreciation in the Canadian dollar is taken into consideration, the named executives’ total compensation was 1% higher than in 2014.

Base Salaries

¡	We froze base salaries for all executives in 2015 in light of market conditions, the current outlook for the oilfield services industry, and our focus on cost management.
¡	We have instituted a salary freeze across Precision for 2016, except for promotions and international transfers.

Short-Term Incentive Plan (STIP)

¡	Annual bonuses (STIP awards) for 2015 were approximately 50% lower than 2014 due to weak financial performance that was lower than the plan thresholds.
¡	The corporate component was calculated at 49.09%, out of a potential 160%, based on the committee’s assessment of corporate performance against pre-determined, corporate-wide financial and operational metrics in our 2015 STIP scorecard. This compares to our corporate component score of 113.9% in 2014. In light of the challenging economic environment, the Board used its discretion to apply the new corporate modifier to reduce the corporate component of the 2015 STIP award by a full 25% for the CEO and by 10% for the other named executives and in turn the amount of their annual incentives (see 2015 STIP Award on page 75).
¡	Individual performance for the named executives ranged from 20% to 40%, out of a potential 0% to 40%.

Long-Term Incentives

¡	A long-term incentive award was granted to the named executives. Each award consisted of 60% performance share units (PSUs) and 40% options (all considered at-risk compensation). The Board places a higher weighting on PSUs to increase the focus on performance-based vesting and reinforce the link between pay and performance. No restricted share units (RSUs) were awarded to the named executives in 2015, consistent with our practice over the past several years.
¡	The 2013 PSU award vested on January 31, 2016, and was paid out on March 8, 2016, using a payout multiplier of 1.96 based on our relative total shareholder return.
¡	The final one third tranche of 2012 stock options, one third of the 2013 stock options, and one third of the 2014 stock options vested in February 2015. All stock options granted since 2009 were out of the money as of December 31, 2015.

The following section discusses our share performance, executive compensation program, 2015 performance and the compensation decisions for our named executives in more detail.

2016 Management Information Circular	59

2 – Share Performance and Executive Compensation

The graph below shows our total shareholder return (TSR) over the last five years assuming $100 was invested in Precision shares on December 31, 2010, and dividends were reinvested over the period.

It compares our TSR to the total return of the S&P/TSX Composite Index (S&P/TSX) and the TSR of our 2015 PSU performance peer group. While we outperformed the market and the peer group in the first part of the period, our TSR was lower in recent years. The discussion below provides important context to the market environment.

Note:

(1)	Our PSU performance peer group in 2015 consisted of 13 companies with similar business operations that we compete with for investors. The TSR shown in the graph above assumes this same performance peer group for all previous years (see page 72 for details on the 2015 PSU performance peer group).

Market Environment

2011

We delivered exceptional financial and strategic results in 2011, with all financial metrics significantly exceeding the expectations set at the beginning of the year. In 2011, we contracted 42 new-build drilling rigs in the U.S. and Canada and accomplished several key strategic initiatives, including significant development of our directional drilling business and finalizing long-term contracts for three drilling rigs in Saudi Arabia. Our financial and strategic successes, however, were largely overshadowed by broad market concerns about a slow economic recovery in the U.S., the European debt crisis, and the general macro-economic environment.

2012

Our operating market softened due to volatile oil prices, depressed natural gas prices and general economic uncertainty, leading to lower industry activity in Canada and the U.S. Despite the challenging environment, we completed several initiatives to position Precision for long-term growth and success. We manufactured and deployed 36 new-build drilling rigs, upgraded 11 existing drilling rigs, grew the international drilling fleet from two active rigs to eight, and increased directional drilling activity. We signed contracts for additional rig deployments in Kuwait, Mexico, and the Kurdistan region of Iraq, and we invested in the Completion and Production Services segment by adding new service lines and increasing our penetration of the U.S. market.

We continued to focus on capital discipline in our investments and maintained balance sheet flexibility with an increased senior revolving credit facility. As part of our long-term strategy of fiscal discipline and generating returns to shareholders, we instituted an annualized dividend of $0.20 per share, payable quarterly, and paid our first quarterly dividend of $0.05 per share in December 2012.

60	Precision Drilling Corporation

2013

Industry drilling activity was stagnant in the U.S. and softer in Canada as natural gas prices remained depressed for most of the year, and many oil and gas customers focused on reducing operating costs with more tightly controlled budgets. Within North America, demand for Tier 1 assets remained strong and drilling contractors that were able to deliver highly efficient drilling services began to distinguish themselves. Precision was successful in maintaining strong dayrates throughout the year, a benefit resulting from recent fleet investments. We delivered seven new-build drilling rigs in 2013 and prepared for delivery of another 11 new-build rigs in 2014.

We continued to invest in the quality of field personnel with training and development initiatives at our Houston and Red Deer Technical Centres and the start-up of construction of our Nisku Technical Centre. Our international activity increased with delivery of two upgraded rigs to the Kurdistan region of Iraq and two additional rigs to Mexico.

On December 5, 2013, AIMCo sold its entire 19% equity position in Precision, resulting in a short-term decline in the trading price of our shares that was not related to our performance.

In the fourth quarter, we increased our quarterly dividend by 20%, to $0.06 per share.

2014

We deployed 15 new-build rigs for customers, including seven to the U.S, five to Canada, and three to international locations. Additionally, we contracted 17 new-build rigs for delivery in 2015, including 13 for the U.S, three for Canada, and one for international operations. The 20 new-build rigs contracted for delivery to the U.S. market in 2014 and 2015 were for nine different customers, seven of the eight Canadian new-build rigs were for customers with an ownership interest in resources expected to support potential Canadian liquefied natural gas (LNG) exports, and the four international new-build rigs were for deployment in Saudi Arabia and Kuwait.

We continued our focus on safety and leadership training through the utilization of our Technical Centres, including our Nisku Centre, which opened in the fall of 2014. In 2014, we trained 2,995 people at our Technical Centres. Additionally, we supported our safety training efforts with the field-based Safety Stand Down program, which affected 4,581 employees in 2014.

In the fourth quarter, we increased our quarterly dividend by 17%, to $0.07 per share, yet still managed our balance sheet for capital efficiency and liquidity preservation during the year. We completed two non-core dispositions for cash and secured an additional $400 million in long-term financing through a senior notes offering. These transactions ensured us a strong cash position as we entered a severe industry downturn at the end of 2014.

2015

We deployed 17 new-build rigs for nine different customers, contracted one new-build rig for Canada, which was deployed in February 2016, and contracted two new-build rigs for Kuwait to be deployed in 2017.

Our High Performance, High Value strategy – supported by Tier 1 assets, robust systems, and passionate and well trained people – delivered gains in market share in both the U.S. and Canada. We also achieved record safety performance and record low mechanical downtime in both countries. Safety is a key performance metric tracked by the majority of our customers.

We continued our strong focus on safety, through field training and Safety Stand Downs. In 2015, we trained approximately 1,700 employees through our Technical Centres in Nisku and Houston, and a total of 4,371 employees attended a Safety Stand Down. We achieved our lowest recordable injury frequency of 0.73, which was approximately 50% lower than 2014. In tandem with our safety initiatives, we were able to obtain ISO certifications for Quality, Safety and Environmental standards for operations in North America and the Middle East. We achieved our best ever mechanical downtime performance in Canada at 0.44%, in the U.S. at 1.39%, and internationally at 1.43%. We achieved a 92% retention rate of skilled field leadership positions, exceeding our target of 87%, and exceeded our $54.8 million target Adjusted EBITDA from international operations with $56 million in actual Adjusted EBITDA from international operations.

2016 Management Information Circular	61

As oil prices declined and natural gas prices remained weak, we pivoted quickly from our rapid growth strategy, suspending new rig builds to preserve cash. We successfully leveraged our variable cost model throughout the year and, as activity levels declined, we accordingly reduced operating and capital expenditures. To reduce our fixed costs for 2015 and future periods, we undertook several initiatives, including facility consolidations, management restructuring, and workforce reductions. As a result of the fixed cost reduction initiatives during the year, we incurred $21 million in one-time restructuring charges and severance costs in 2015, which we expect to result in annualized fixed cost savings of more than $100 million.

We fully realized the benefits of scale to support operating margins in 2015. Our contract coverage on our fleet protected capital investments and commitments made to customers in recent years. We leveraged our ability to mobilize assets between regions and transferred five Super Triple rigs from the U.S. to work for customers in Canada. Additionally, we leveraged our purchasing volume with several vendors to achieve reduced pricing on key products and services during the year.

We negotiated certain debt covenant relief under our senior revolving credit facility to ensure continued access to capital through the current energy industry downturn and successfully resolved longstanding legal and tax disputes. In February 2016, we suspended our dividend, which will conserve cash and further strengthen our liquidity position.

Cost of Management Ratio

The table below compares our market capitalization and Adjusted EBITDA to the total compensation cost for our named executives for the last five years.

While the total compensation paid to the named executives was generally constant from 2011 to 2013, it has increased slightly over the past two years because of the depreciation of the Canadian dollar against the U.S. dollar from 2013 to 2015, our stronger financial and operational performance in 2014, and a one-time payment in 2015 to Mr. Strong following his departure from Precision, which was paid in accordance with the terms of his employment agreement.

62	Precision Drilling Corporation

Compensation Trend

Total compensation for our named executives has generally moved in tandem with our TSR from 2011 to 2015; however, there is no direct correlation between TSR and the total compensation awarded to our named executives because base salary and the short-term incentive plan payouts are not based on share performance. Our named executives have also been long-time employees of Precision, with an average tenure of 11 years.

¡	In early 2011, we approved a 2% salary increase for each named executive, except for Mr. Espeland who joined Precision in late 2011. Our strong operational and financial performance, when combined with the removal of the 2.5% limit on EBIT (earnings before interest and taxes), resulted in a significant increase in the 2011 STIP awards compared to prior years, but long-term incentive awards remained similar to 2010.

¡	In March 2012, the named executives (other than Mr. Espeland) received a 3% increase in base salary. The 2012 STIP awards declined as a result of lower financial performance. The grant values of the 2012 long-term incentive awards were the same levels as the 2011 grants, except for Mr. Neveu, whose award increased 31% because of his success in leading core strategic growth strategies.

¡	There were no changes to base salaries for the named executives in March 2013. The 2013 STIP awards were below target due to lower financial performance. Grant values of the 2013 long-term incentive awards were the same level as 2012, except for Mr. McNally, whose award increased 14%.

¡	From 2011 to 2013, all long-term incentive awards granted to the named executives (excluding the RSU sign-on grant for Mr. Espeland) consisted of 50% options and 50% PSUs.

¡	In March 2014, three of the named executives received a 3% increase in base salary, consistent with Precision-wide salary increases. The CEO and CFO received higher increases because their salaries were below the equivalent median salaries of our 2014 compensation peer group. The 2014 STIP awards were higher than target because of our strong financial and operational performance, and grant values of 2014 long-term incentive awards were slightly higher than 2013. As of 2014, the value of the long-term incentive award is allocated 60% PSUs and 40% options for our most senior executives to increase the focus on performance-based vesting and reinforce our pay-for-performance philosophy.

¡	We froze base salaries for all executives in 2015 in light of market conditions, the outlook for the oilfield services industry, and our focus on cost management, and we have instituted a 2016 salary freeze, except for promotions and international transfers, in light of continued weak industry conditions. Overall compensation for the named executives for 2015 was lower than 2014 because of weak financial performance due to market conditions. We missed our financial targets for the short-term incentive plan, resulting in a corporate component that was based solely on our operational performance. Annual bonuses for the named executives were approximately 50% lower than 2014. Long-term incentive awards granted to four named executives in February 2016 were similar to 2015, and were allocated 60% PSUs and 40% options. (Mr. Strong did not receive any 2016 long-term incentive awards because he left Precision on December 31, 2015.)

¡	All vested stock options are out of the money and the Board continues to assess the retention risk this may cause.

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Granted Versus Realizable Compensation

We set targets for total direct compensation at the median (50th percentile) of our compensation peer group for typical performance, and at the 75th percentile for exceptional corporate and individual performance.

The chart below shows the breakdown of the average compensation for the CEO and other named executives with five full years of compensation data, comparing their target compensation to the compensation that was granted (as reported in the Summary Compensation Table on page 86) and to realizable compensation.

Realizable compensation reflects the value of any incentive awards that vested and/or were exercised and the value of unvested/unexercised awards during the measurement period. The chart shows that incentive compensation is variable because the value ultimately realized may be substantially different from the grant value, demonstrating the at-risk nature and the link to pay for performance.

Notes:

(1)	Average of base salary earned, target bonus, and target long-term incentive values from 2011 to 2015.

(2)	Average of base salary earned, actual bonus received, and long-term incentives using the grant date fair value from 2011 to 2015 as disclosed in the Summary Compensation Table on page 86.

(3)	Average of base salary earned, actual bonus received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2011 to 2015:
¡	vested/exercised stock options, RSUs, and PSUs are valued at time of vesting or exercise
¡	unvested/unexercised stock options are valued using $5.47, the closing price of Precision shares on the TSX on December 31, 2015 (US$3.94 on the NYSE)
¡	unvested/unexercised PSUs are valued using the volume weighted average price of Precision shares for the five trading days prior to December 31, 2015, of $5.56 on the TSX (US$3.97 on the NYSE), and a performance multiplier of 1.88x for 2013, 1.68x for 2014, and 1.0x (target) for 2015
¡	PSUs include reinvestment of additional units received as dividend equivalents.

3 – Approach

We have developed a strong ‘pay-for-performance’ culture throughout Precision under Mr. Neveu’s leadership. Pay for performance forms the core element of our approach to compensation and aligns with shareholder interests.

Our ability to attract and retain high performing executives is a key part of ensuring our long-term success. Our compensation program must be competitive and tie directly to our corporate performance. It must also be appropriate and defensible in the eyes of regulators, shareholders, and industry groups.

64	Precision Drilling Corporation

Our compensation program:

¡	supports the achievement of our short-term and long-term strategic objectives and priorities
¡	aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
¡	balances both corporate and individual objectives to support our core values, strategic priorities, and collaborative culture
¡	creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable (at-risk) pay that is competitive with the market and ties potential future income to our share performance.

Executives participate in the same compensation program as our other salaried employees. However, executives have a higher weighting on at-risk pay – performance-based incentive awards and their values are not guaranteed.

Due to the higher weighting on equity-based compensation, our incentive plans are aligned with shareholders and designed to motivate executives to deliver High Performance, High Value services to our customers. Incentive awards reward executives for collaborating to achieve strong corporate and individual performance without subjecting Precision to excessive or unnecessary risk.

Benchmarking

We benchmark our named executives’ compensation levels to make sure we are competitive in markets where we operate, so we can attract and retain talented individuals and motivate them to execute on our business objectives.

The committee works with Mercer and our human resources team to review market data and establish a comparable peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

We set our targets for base salaries at or slightly below the median of this peer group. The short-term incentive accounts for approximately 20% of total compensation, while long-term incentives account for 50% to 60% depending on the position of the executive. Targets for total direct compensation (base salary plus short-term and long-term incentives) are set at the median (50th percentile) for typical or solid performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

Total compensation for each executive is based on several factors, including individual performance, leadership, management skills, collaboration, experience, education, succession planning considerations, competitive pressures, and internal equity.

About the Compensation Peer Group

We benchmark our executive compensation against a group of industry peers, including contract drilling, well servicing, and offshore drilling companies. These companies have been carefully selected based on their comparability to Precision – comparable business lines and similarities in size, complexity, operating regions, and style of operation. The peer group also includes companies from the broader oilfield services sector that we compete with for talent, market share, and customers.

The committee works with Mercer on the analysis, examining eight metrics that provide a reasonable indication of the complexity of each company:

¡ revenue	¡ market capitalization
¡ EBITDA	¡ enterprise value
¡ assets	¡ geographic footprint
¡ total employees	¡ complexity of service offerings.

In addition, Mercer reviews forecast surveys and company proxy materials. Mercer also gathers third party compensation surveys and relevant data from other companies in the energy services sector that are similar by revenue if compensation data for equivalent executive positions is not publicly available.

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The committee reviews the compensation peer group every year (or more frequently if there are mergers, acquisitions or other industry developments) to ensure the group remains appropriate for compensation planning purposes. The committee conducted a comprehensive review in 2013 and made further refinements in 2014 by adding some direct peers and removing smaller companies that were no longer considered target sources for recruiting executive talent. The committee did not make any changes in 2015, and no changes are planned for 2016.

2015 Compensation Peer Group

Our 2015 compensation peer group was the same as 2014 and consisted of 16 oilfield services companies: four Canadian, 10 U.S., and two international, as shown in the table below. Data was based on public information. Precision ranked near the median of the peer group on the majority of the metrics.

(millions of Canadian dollars (1) except for the number of employees)	Revenue ($) (2)	EBITDA ($) (2)	Assets ($) (3)	Employees (#) (3)	Market Capitalization ($) (4)	Enterprise Value ($) (4)
Nabors Industries Ltd.	6,556	1,803	13,259	29,000	3,222	7,856
Ensco plc	5,869	3,085	21,955	8,500	4,839	11,267
Superior Energy Services Inc.	4,551	879	7,057	14,300	2,711	4,192
Helmerich & Payne Inc.	4,227	1,750	9,551	6,738	7,708	7.358
Patterson-UTI Energy Inc.	3,277	1,027	6,247	7,900	2,964	4,017
Rowan Companies PLC	2,881	1,333	11,139	4,051	2,825	6,185
RPC Inc.	2,174	399	1,720	3,900	3,463	3,479
Atwood Oceanics, Inc.	1,864	1,041	6,422	1,868	883	2,982
Shawcor Ltd.	1,855	258	2,105	7,921	1,811	2,107
Oil States International Inc.	1,802	357	2,201	5,290	1,849	1,948
Forum Energy Tech Inc.	1,758	250	2,860	3,900	1,504	1,941
Tidewater Inc.	1,721	420	6,153	8,500	437	2,320
Ensign Energy Services Inc.	1,710	308	3,655	8,414	1,130	1,883
Trican Well Service Ltd.	1,683	45	1,877	6,741	95	578
Key Energy Services Inc.	1,331	(20)	1,995	8,100	101	1,124
Trinidad Drilling Ltd.	690	203	2,373	2,772	471	1,126
75th percentile	3,515	1,114	7,680	8,435	3,028	4,691
50th percentile	1,860	409	4,904	7,321	1,830	2,651
25th percentile	1,718	256	2,177	4,013	780	1,926
Average	2,747	821	6,286	7,993	2,251	3,773
Precision Drilling Corporation	1,556	474	4,789	4,337	1,602	3,278
Percentile rank	11%	54%	50%	28%	42%	57%

Notes:

(1)	All U.S. dollar values have been converted to Canadian dollars based on $1.3354, the 90-day average exchange rate for the period ending December 31, 2015.
(2)	Trailing 12-month revenue and EBITDA.
(3)	Most recently reported data.
(4)	As of December 31, 2015.

We also use a peer group to assess our relative TSR performance under our PSU plan, but this group is not identical because it consists of companies we compete with for investors (see Performance Peer Group on page 72).

66	Precision Drilling Corporation

Our Decision-Making Process

Each named executive has specific performance targets and personal objectives for the year and is compensated based on a combination of individual and overall corporate performance. The CEO participates in the compensation planning process by recommending to the committee, at the beginning of each year, specific performance targets and personal objectives for each executive and for himself that are aligned with both short-term and long-term corporate objectives. The Board approves the CEO’s objectives and targets based on the committee’s recommendations.

At the end of the year, each executive completes a self-assessment of his or her performance against his or her individual objectives and the performance targets and business objectives that were established and approved at the beginning of the year.

The CEO prepares a self-assessment of his performance. The committee reviews the CEO’s self-assessment and compares it to its own assessment of his leadership, execution of our short-term and long-term business plans, and performance against the CEO position description. The committee also consults with Mercer to review the positioning of the CEO’s compensation against the compensation peer group.

The committee then recommends the CEO’s compensation to the Board for its review and approval.

The CEO reviews the self-assessments prepared by each executive and evaluates their leadership in advancing our short-term and long-term strategic plans. The Senior Vice President, Corporate Services assists the CEO in developing the recommendations and supporting materials for the committee’s review and discussions.

The committee presents all compensation recommendations for the named executives and other senior executives to the Board for review. The Board approves all compensation decisions for the senior executive team.

Compensation Risk Management

The committee is also responsible for overseeing compensation risk and mitigating risk as much as possible. See Managing Compensation Risk on page 55.

Mercer conducted a comprehensive review of each compensation plan in 2015 and did not identify any risks inherent in the individual plans, overall program design, or the compensation framework it developed in 2011.

This follows the committee’s internal risk assessment in 2014, which used Mercer’s framework and also did not identify any areas of material risk.

Executive Share Ownership Guidelines

We have share ownership guidelines to align the interests of executives and shareholders. The guidelines apply to senior executives who are insiders and file reports on SEDI, the System for Electronic Disclosure by Insiders. Executives are expected to meet the ownership guidelines within five years of the date they assumed their position. The CEO is required to hold five times his annual base salary (increased from three times by the Board in July 2012 to align more closely with market practices).

We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher). We do not count RSUs, PSUs or stock options toward meeting the guidelines. The table below shows the share ownership targets and actual share ownership for each named executive as of March 22, 2016, except for Mr. Strong, who left Precision on December 31, 2015, and Mr. McNally, who resigned from Precision effective March 10, 2016.

Named Executive	Share Ownership Target (as a multiple of base salary)	Actual Share Ownership (as a multiple of base salary)	Number of Shares Owned (#)	Meets Guideline
Kevin A. Neveu	five times	five times	535,534	yes
President and CEO
Gene C. Stahl	two times	four times	66,084	yes
President, Drilling Operations
Niels Espeland	two times	—	3,500	has until
President, International				November 2016

Named executives are not required to hold their Precision shares after they leave Precision. The committee reviewed this practice with Mercer and was advised that this requirement is not typical among companies in our peer group.

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4 – Components

Total direct compensation includes a mix of fixed and variable pay:

Element	Target Weighting	Form	Performance Period	Payout
Base salary	20-30%	Cash	One year	Fixed amount
Short-term incentive plan award	20%	Cash	One year	At-risk Variable based on corporate and individual performance
Long-term incentive plan awards	50-60%	Performance share units (PSUs)	Three years (cliff vest)	At-risk Value is based on our relative performance – our TSR against our performance peer group
Settled in cash
		Stock options	Seven years (one-third vests each year over three years)	At-risk Value depends on the appreciation in our share price relative to the strike price
Dilutive plan
		Restricted share units (RSUs)	Three years (one-third vests each year)	Partially at-risk Amount depends on our share price when the units vest
Settled in cash
Senior executives are only eligible in certain circumstances)

Base Salary

Base salary is fixed pay for performing day-to-day responsibilities. It reflects experience, education, time in the role, performance, internal equity, and market competitiveness based on the compensation peer group.

Short-Term Incentive Plan

Our short-term incentive plan is designed to reward annual corporate and individual performance. It is based on market competitiveness and calculated using the following formula:

STIP performance score (0 to 200% of target)
Base salary earned ($)	x	STIP target (%)	x		+		=	STIP award ($)
				Corporate performance (0 to 160%)	Corporate modifier (-25% to +25%)	Individual performance (0 to 40%)

Participants can earn an annual cash bonus that is tied to a specific target opportunity (STIP target) based on their role and level, and expressed as a percentage of base salary. Through a balanced scorecard using both financial and operational metrics, corporate performance at target accounts for 80%, and individual performance at target accounts for 20%.

The maximum annual bonus potential is capped at 200% of the STIP target, and is only achieved if both corporate and individual performance are exceptional.

Awards are based on achievement of corporate and individual performance measures, which include financial and operational metrics and personal objectives.

The Board can use discretion to increase or decrease the STIP awards in light of our performance for the year, including the achievement or failure of strategic initiatives, or extenuating circumstances.

68	Precision Drilling Corporation

2015 STIP Scorecard

Our STIP scorecard reflects an effective balance of financial, operational and individual metrics, which fosters teamwork and collaboration globally across Precision.

Strong financial and operational performance and execution of strategic initiatives are critical to our success in executing our High Performance, High Value competitive strategy.

We made a number of changes to our STIP scorecard in 2015 to drive corporate performance, reinforce our pay-for-performance philosophy, and recognize industry trends. (See New in 2015, on page 70.)

Operational metrics highlight core areas of strategic focus that are also critical to achieving our High Performance, High Value strategy.

	Weightings
Corporate Performance Components	Minimum	Target	Maximum
FINANCIAL METRICS
Adjusted EBITDA (1)	0%	39%	78%
measures the results of our principal business activities before consideration of how our activities are financed and the impact of foreign exchange, income taxes, non-cash impairment, decommissioning, depreciation and amortization charges
Return on capital employed (2)	0%	13%	26%
measures the amount of operating earnings (3) relative to our capital structure
OPERATIONAL METRICS
Safety performance	0%	10%	20%
key to our operations and ensures we maintain a strong focus on keeping employees safe
Strategic initiatives	0%	10%	20%
measures pre-determined strategic initiatives for a particular performance year
Our strategic initiatives for 2015 centered around:
¡ Directional Drilling (10%)
¡ International (10%)
Mechanical downtime	0%	5%	10%
low unplanned mechanical downtime lowers costs and increases revenue
Employee retention	0%	3%	6%
a key factor to support future growth and provide High Performance, High Value customer service
Total Corporate Performance Component	0%	80%	160%
Corporate Modifier (4) (new in 2015)		+/-25%
Individual Component	0%	20%	40%
Total	0%	100%	200%

Notes:

(1)	Adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation and amortization charges.

(2)	Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

(3)	We believe that operating earnings, as reported in our Consolidated Statements of Earnings (Loss), is a useful measure of our income because it gives us, and our investors, an indication of the results of our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange and taxation.

(4)	The committee introduced a corporate modifier of +/-25% (see New in 2015, below).

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Measuring Corporate Performance

The committee sets financial and operational metrics at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each metric has a weighting and a threshold, target, and maximum (stretch) objective defined as follows:

Threshold	Minimum level of performance to be eligible for an incentive payout
Target	Target level of performance
Maximum	Level of performance at which incentive payout is capped

At the end of the year, the committee assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 160% of the STIP target.

New in 2015

We adjusted the individual weightings of our two financial metrics (increased Adjusted EBITDA and lowered return on capital employed), while maintaining the overall weighting of 52% for financial performance. The committee approved the changes because they were in line with budget projections and appropriate based on market conditions.

The committee also revised the short-term incentive plan to introduce a corporate modifier of +/-25%. This allows the Board to consider extenuating circumstances and our progress on strategic deliverables that support our five-year strategic plan, as reported on a quarterly basis to the Board, but are not quantified in the STIP scorecard. In light of current market conditions, the Board used its discretion to apply the new corporate modifier this year, reducing the corporate component of the 2015 STIP award by a full 25% for the CEO and by 10% for the other named executives, and, in turn, the amount of their annual incentives (see 2015 STIP Award on page 75 for payout details).

While the Board has always had the discretionary authority to increase or decrease the STIP awards based on our performance for the year or due to extenuating circumstances, the new corporate modifier will enhance transparency when the Board does indeed elect to exercise this authority. Maximum payout under the short-term incentive plan remains capped at 200%.

Measuring Individual Performance

Individual performance reflects how well each participant performs his or her day-to-day duties and achieves the objectives set with their leader at the beginning of the year. Our performance management system uses a five-point rating scale to determine the individual component, which ranges from zero to 40% of the STIP target.

Rating Scale	Performance Score
Exceptional performance	40%
Strong performance	30%
Solid performance (target)	20%
Striving performance	10%
Improved performance required	0%

In 2014, we reduced the weighting of target individual performance from 25% to 20% to emphasize corporate performance and promote a team approach and collaborative culture. The committee approved the change in weightings because it believed it was appropriate and supported our pay-for-performance philosophy.

Long-Term Incentive Plans

We offer three kinds of long-term incentives – performance share units (PSUs), stock options, and restricted share units (RSUs) – each with different vesting and eligibility criteria as described below. These types of plans are typically offered by large issuers in our industry.

70	Precision Drilling Corporation

Our long-term incentive plans are designed to:

¡	align the interests of participants with those of our shareholders
¡	reward our people for achieving growth in shareholder value
¡	retain them in a competitive and highly cyclical environment.

We determine the value of long-term incentive awards for each position based on the target compensation mix relative to comparable positions in our compensation peer group, as well as internal equity and overall market competitiveness. The committee and the Board do not consider previous grants of long-term incentive awards when determining new grants.

Generally, the more senior the position, the greater the weighting we place on long-term incentives. Since 2014, the total value of the award has been allocated 60% PSUs and 40% options for our most senior executives, allowing us to tie incentive payouts to our performance over mid- and long-term time horizons. This also puts a higher weighting on performance-based vesting and better aligns with our pay-for-performance philosophy and industry practices.

Performance Share Units

Form of Award	Notional share-based awards (plan is non-dilutive)
Who Participates	Senior executives, including the CEO and CFO, and key corporate and operational employees Not open to non-management directors
Purpose	Granted annually to recognize, retain, motivate and reward executives for creating shareholder value
Vesting	Cliff vest at the end of three years
Units earn dividend equivalents at the same rate as dividends paid on our shares as and when declared (dividend equivalents are notionally reinvested as additional units)
Payout	Settled in cash based on the formula below
Forfeiture	See Termination and Change of Control on page 91
Assignment	Cannot be assigned

The ultimate value of PSU awards depends on our three-year TSR performance relative to our performance peer group and our share price at the end of the vesting period, as shown in the formula below.

Number of PSUs granted to participant	x	Payout multiplier ranges from 0-2 times based on TSR relative to our performance peer group at the end of the performance period	x	Five-day volume weighted average price of Precision shares for the five trading days prior to the vesting date on the TSX for Canadian units, or on the NYSE for U.S. units	=	Final PSU payout ($)

Payout Multiplier

Relative TSR is an important performance measure because it reflects our ability to outperform companies affected by similar market conditions.

In 2013, the committee adjusted the vesting schedule so that units would vest on January 31 (rather than December 31) to align more closely with our annual grant cycle of incentive awards, which typically takes place in early February. Consequently, the 2013 PSU awards vested on January 31, 2016. The three-year performance period was also adjusted to run from February 1 to January 31, to be consistent with the change to the vesting schedule.

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The committee’s compensation consultant (Mercer) calculates our relative performance based on our TSR ranking within the performance peer group at the end of the three-year period. The committee reviews the results and determines the multiplier (which ranges from zero to two) based on our TSR ranking and other relevant factors.

TSR Ranking	Multiplier
75% or higher	2 times payout
50% (median)	1 times payout
35%	0.4 times payout
Below 35%	zero payout

TSR is adjusted to reflect dividends paid over the period, and the multiplier is interpolated if our performance falls between ranges. The committee recommends the multiplier to the Board for approval.

Performance Peer Group

The performance peer group is made up of companies with similar business operations (i.e. land-based drilling services and completion and production services) that we compete with for investors. It is slightly different from our compensation peer group, which includes comparable companies with which we compete for executive talent.

The committee reviews the performance peer group at the beginning of every year to verify that the group remains relevant and appropriate.

Mercer assists the committee in its review, and follows four key principles for establishing the peer group:

¡	choose companies with similar business operations (i.e., land-based drilling services and completion and production services)
¡	include companies that we regularly compete with for investors
¡	include several peers from the compensation peer group so that pay is directionally aligned with corporate performance
¡	choose at least 12 peers to provide statistically valid results.

New in 2015

The PSU performance peer group was adjusted in 2015 to reflect changes in the industry to ensure we continued to assess our relative performance against a representative group of companies.

  2015 Performance Peer Group

Calfrac Well Services Ltd.	Patterson-UTI Energy, Inc.	Superior Energy Services, Inc.
Ensign Energy Services Inc.	RPC Inc.	Trican Well Service Ltd.
Helmerich & Payne Inc.	Savanna Energy Services Corp.	Trinidad Drilling Ltd.
Nabors Industries Ltd.	Secure Energy Services Inc.	Western Energy Services Corp.
Parker Drilling Co.

The 2015 performance peer group consisted of 13 companies with similar business operations and reflected the following changes:

¡	Basic Energy Services Inc., Key Energy Services, Inc. and Pioneer Energy Services Corp. were removed because of the smaller size of their operations.
¡	Secure Energy Services Inc. and Western Energy Services Corp were added because their geographic footprint and operations were similar to Precision. CanElson Drilling Inc. was also added to the group but then later removed because it was acquired by Trinidad Drilling Ltd. on August 11, 2015.

Mercer assessed companies by several characteristics, including revenue, EBITDA, assets, employees, market capitalization, enterprise value, and beta. (Beta measures the sensitivity of a company’s share price to the overall fluctuation of the S&P 500 Index price for U.S. companies, or the S&P/TSX Composite Index price for Canadian companies, over a five-year period or two years if five-year data is not available.) Precision ranked at the 77th percentile of the 2015 performance peer group as of December 31, 2015.

Mercer also conducted back-testing of our TSR performance from 2011 to 2014 against the 2015 performance peer group to ensure the recommended changes were appropriate.

72	Precision Drilling Corporation

New in 2016

The committee revised the PSU performance peer group for 2016 in response to changes in the industry. Trican Well Service Ltd., Savanna Energy Services Corp., and Calfrac Well Services Ltd. were removed because their market capitalizations have substantially decreased over the past year. Shawcor Ltd. and Canadian Energy Services & Technology Corp. were added because they are energy-focused Canadian companies and are similar to us in size.

Stock Options
Form of Award

Option to buy Precision shares at a price that is at least the fair market value on the grant date

Fair market value (strike price) is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

Plan is dilutive

Who Participates	Senior executives, including the CEO and CFO
Purpose	Granted annually to retain, motivate and reward participants with an incentive to enhance shareholder value by linking long term compensation directly to increases in the market value of our shares
Vesting	One-third vest each year beginning on the first anniversary of the grant date Expire after seven years
Payout	Based on when the options are exercised Options only have value if the price of Precision shares increases above the strike price
Forfeiture	See Termination and Change of Control on page 91
Assignment	Options or any other benefits cannot be assigned or transferred, other than as permitted by law

Every February, the committee makes recommendations to the Board about the granting of stock option awards to all eligible participants, including the named executives, for its review and approval.

The committee does not take into consideration previous stock option grants when recommending new awards to the Board, except to consider the total limit on stock option awards and individual limits, as part of the committee’s responsibilities for administering the stock option plan. Stock options may be granted to new eligible participants at other times of the year, apart from the annual grants. These situations are generally reviewed and approved quarterly.

If the holder cannot exercise his or her stock options within three business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it.

If there is a change of control and Precision shares are converted into or exchanged for securities of another entity, any outstanding stock options will be replaced for stock options in the continuing entity on substantially the same terms and conditions. See Termination and Change of Control on page 91 for more information about the treatment of the options if a named executive’s employment is terminated with or without a change of control.

Amending the Plan

The Board can amend or terminate the plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

¡	increasing the number of Precision shares reserved for issue under the stock option plan
¡	reducing the exercise price of a stock option
¡	extending the term of a stock option
¡	increasing any limit in our stock option plan on grants to insiders
¡	adding any form of financial assistance by Precision for the exercise of options
¡	changing the amending provisions of the stock option plan
¡	granting the Board additional powers to amend the plan or any option without shareholder approval.

Any changes will not affect any rights that have already accrued to option holders.

See Equity Incentive Plan Information on page 90 for more information about our stock option plan.

2016 Management Information Circular	73

Restricted Share Units

Form of Award	Notional share-based awards, plan is non-dilutive
Who Participates	Vice Presidents and below
New senior executive hires, in certain circumstances
Purpose	Granted annually to recognize, retain, motivate and reward for creating shareholder value
Vesting	One-third vest each year over three years
Units earn dividend equivalents at the same rate as dividends paid on Precision shares as and when declared (dividend equivalents are notionally reinvested as additional units)
Payout	Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to the vesting date on the TSX for Canadian units or on the NYSE for U.S. units.
Forfeiture	See Termination and Change of Control on page 91
Assignment	Cannot be assigned

Typically we only grant RSU awards to senior executives in certain situations, such as a sign-on bonus for new hires to compensate them for deferred compensation they forfeited with a former employer.

RSU awards have not been granted to any of the named executives since 2010, other than the sign-on grant to Mr. Espeland in 2011. The final tranche of his award vested in 2014 and was paid out. He realized approximately 75% of the original grant value.

Starting in 2013, RSU awards began vesting in three tranches beginning the following January 31, instead of December 31 of the previous year. This aligns more closely with our annual grant cycle of incentive awards, which typically takes place in early February.

Retirement Benefits

The named executives participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

¡	a defined contribution pension plan where we match participants’ contributions up to 5% of their base salary

¡	a group registered retirement savings plan

¡	a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5% of their base salary plus STIP award. This plan is not considered a pension plan under Canadian rules.

In 2014, Mr. Espeland and other eligible international employees received a savings premium of 5% of their annual base salary plus the mobility premium in lieu of a retirement benefit.

New in 2015

In 2015, we introduced an international savings plan for senior international employees, including Mr. Espeland, to provide a formal investment vehicle to help save for retirement, similar to plans available to our employees in Canada and the U.S. An eligible employee who participates in the plan can personally contribute up to a maximum of 5% of his or her salary or US$13,250 annually (whichever is lower), which is then matched by Precision.

74	Precision Drilling Corporation

Employee Share Purchase Plan

In 2014, we introduced an employee share purchase plan to encourage employees to become Precision shareholders and as a means to attract and retain people. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the named executives participate in the plan except for Mr. Espeland as he is an international employee and therefore not eligible. Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares, and we match 20% of the employee’s contribution. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Dividends are automatically reinvested to purchase more Precision shares.

Participants can change their contribution rate and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees.

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our Canadian, U.S. and international benefits programs offer competitive comprehensive coverage and cost sharing, and the named executives participate in the same programs as our other employees. The programs consist of:

¡	basic, optional and dependent life insurance

¡	basic, optional, accidental death and dismemberment insurance

¡	extended health, vision and dental care

¡	short-term and long-term disability insurance

¡	employee assistance plan

¡	out-of-country emergency medical plan.

The named executives also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each named executive receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 86 for more information.

5 – 2015 Executive Compensation Decisions

Base Salary

We froze base salaries for all executives in 2015 in light of market conditions, the current outlook for the oilfield services industry, and our focus on cost management.

2015 STIP Award

Corporate Performance

Overall compensation for the named executives for 2015 was lower than 2014 because of weaker than expected financial performance caused by the energy industry downturn. We missed thresholds of our financial targets for the short-term incentive plan having generated Adjusted EBITDA of only $474 million and having achieved return on capital employed of 0%, resulting in a corporate component that was based solely on our operational performance.

2016 Management Information Circular	75

Consistent with our competitive strategy, we continue to demand a high level of operational performance from our people. We set meaningful goals and regularly measure these goals against key performance indicators for field operations, employee safety and human capital management. In 2015, we exceeded our targets for safety, retention of our field leadership, mechanical downtime, and strategic initiatives. As a result, we achieved a 2015 corporate component of 49.09%, out of a possible 160%.

The Board then used its discretion to apply the new corporate modifier due to the challenging economic environment, reducing the corporate component of the 2015 STIP award by a full 25% for the CEO and by 10% for the other named executives and, in turn, the amount of their annual incentive payments.

	2015 Objectives			2015 Results
Performance Metrics	Threshold	Target	Maximum	Performance	Range of STIP Target	Payout

FINANCIAL

Adjusted EBITDA (1)	$516,000,000	$657,500,000	$800,000,000	$474,000,000	0 – 78%	0%

Return on capital employed (2)	5%	7%	11%	0%	0 – 26%	0%

OPERATIONAL

Safety performance

A. TRIF	1.43	1.36	1.27	0.73	2.5 – 10%	10%

B. % of facilities recordable free		94%		98%	0 – 10%	10%

Mechanical downtime

A. Canada	0.61%	0.58%	0.52%	0.44%	1.25 – 5%	5%

B. U.S.	1.65%	1.50%	1.35%	1.39%	1.25 – 5%	4.33%

Employee retention	85%	87%	91%	92.3%	1.5 – 6%	6%

Strategic initiatives

A. Directional drilling

Schlumberger days	10%	15%	20%	8%	1 – 4%	0%

Integrated days	36%	45%	54%	54%	1.5 – 6%	6%

B. International

Mechanical downtime	2.5%	2.1%	1.9%	1.43%	1.25 – 5%	5%

Adjusted EBITDA (1)	$43,904,227	$54,880,284	$65,856,341	$56,031,623	1.25 – 5%	2.76%

Corporate Component					0% – 160%	49.09%

Corporate Modifier (+/-25%) (new in 2015)					CEO	-25.00%
				Other named executives		-10.00%

Total Corporate Component					CEO	24.09%
				Other named executives		39.09%

Notes:

(1)	Adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation and amortization charges.

(2)	Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

76	Precision Drilling Corporation

Individual Performance

At the end of the year, the committee reviews the CEO’s self-evaluation and his assessment of the each executive’s self-evaluation and recommended performance ratings. The committee recommends the final performance ratings for the CEO and executives to the Board for approval (see Our Decision-Making Process on page 67).

2015 Short-Term Incentive Plan Results

The table below shows the 2015 STIP award for each named executive compared to 2014. STIP awards are based on a percentage of the base salary earned during the year. The 2015 award was paid out on March 8, 2016. Mr. Strong left Precision on December 31, 2015, but he received his 2015 STIP award because he had effectively worked the entire year for Precision.

	Base Salary Earned in 2015	STIP Target	Corporate Component (49.09%) (1)	Individual Performance Rating	Individual Component	2015 STIP Award		2014 STIP Award	2015 compared to 2014
Named Executive	In Local Currency ($)	(%)	In Local Currency ($)	(%)	In Local Currency ($)	In Local Currency ($)	Converted to Cdn$	Converted to Cdn$	(% Change)
Kevin A. Neveu (2)	752,885	100%	181,370	40%	301,154	482,524	482,524	1,095,539	-56%
President and CEO
Robert J. McNally (3)	420,000	75%	123,134	40%	126,000	249,133	318,570	523,907	-39%
Executive Vice President and CFO
Gene C. Stahl (4)	378,750	75%	111,040	30%	85,219	196,259	250,958	480,421	-48%
President, Drilling
Operations
Niels Espeland (4)	350,200	75%	102,670	30%	78,795	181,465	232,041	386,554	-40%
President, International
Douglas J. Strong (2)	363,869	75%	106,677	20%	54,580	161,258	161,258	377,439	-57%
President, Completion and Production Services

Notes:

(1)	The Board applied the corporate modifier to reduce the corporate component of the STIP award by a full 25% for the CEO (resulting in a corporate component of 24.09%) and by 10% for the other named executives (resulting in a corporate component of 39.09%).

(2)	2015 base salaries for Mr. Neveu and Mr. Strong reflect 27 pay periods (instead of 26) due to the last pay in our 2015 Canadian payroll calendar falling on December 31.

(3)	Mr. McNally was based in the U.S. and received his compensation, including his STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the average exchange rate of 1.2787 for 2015 and 1.1045 for 2014. The Canadian dollar was lower in 2015, resulting in a seemingly higher award when converted to Canadian dollars.

(4)	Mr. Stahl is based in the U.S. and Mr. Espeland is based in Dubai, United Arab Emirates, and they both receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the average exchange rate of 1.2787 for 2015 and 1.1045 for 2014. The Canadian dollar was lower in 2015, resulting in a seemingly higher award when converted to Canadian dollars.

Payout of 2013 PSU Awards

The 2013 PSU awards vested on January 31, 2016, and the amount of the payout was based on our relative share performance for the three-year period from February 1, 2013 to January 31, 2016 in accordance with the terms of the plan. The award was granted in February 2013 as part of the normal annual grant of long-term incentive awards.

We assessed relative performance by measuring our TSR against the 2013 performance peer group, which was comprised of the following companies:

Basic Energy Services Inc.	Parker Drilling Co.	Trican Well Service Ltd.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Trinidad Energy Services Ltd.
Helmerich & Payne Inc.	Pioneer Drilling Co.	Unit Corporation
Key Energy Services, Inc.	Savanna Energy Services Corp.
Nabors Industries Ltd.	Superior Energy Services, Inc.

2016 Management Information Circular	77

The committee determined, with assistance from Mercer, and the Board approved a 1.96 multiplier based on our TSR performance relative to our performance peer group. While TSR return over the three-year measurement period was negative, Precision’s relative performance was near the top quartile. As one component of our long-term incentives, the Board believed the payout levels versus targets were appropriate, combined with the fact that all stock options were currently out of the money.

2013 PSU awards were paid on March 8, 2016, based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2016 vesting date, of $4.51 on the TSX for Canadian units, or US$3.18 on the NYSE for U.S. units, and included additional units received as a result of reinvested dividend equivalents.

The table below shows the number and value of PSUs granted in 2013, compared to the payout value when the units vested in early 2016. Although Mr. Strong left Precision on December 31, 2015, he received payout of his 2013 PSU award because he had worked 35 of the 36 months of the vesting period (see Summary Compensation Table on page 86).

	2013 PSU Awards
	PSUs Granted	Grant Value	PSU Payout
Named Executive	(#)	($)(1)(2)	($)(3)(4)
Kevin A. Neveu	124,300	1,121,455	1,198,127
President and CEO
Robert J. McNally (5)	45,900	413,582	439,164
Executive Vice President and CFO
Gene C. Stahl	37,800	340,597	361,664
President, Drilling Operations
Niels Espeland	37,800	340,597	361,664
President, International
Doug Strong (6)	37,800	341,038	364,354
President, Completion and Production Services

Notes:

(1)	Grant value of 2013 PSU awards was based on the volume weighted average price of Precision shares for the five trading days prior to the grant date, of $9.02 on the TSX for Canadian units, and US$8.99 on the NYSE for U.S. units.

(2)	Grant value of 2013 PSU awards for Mr. McNally, Mr. Stahl, and Mr. Espeland were converted to Canadian dollars using the February 13, 2013 exchange rate of 1.0020.

(3)	2013 PSU payout was based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2016 vesting date, of $4.51 on the TSX for Canadian units, and US$3.18 on the NYSE for U.S. units. The PSU multiplier was 1.96 as calculated by Mercer.

(4)	2013 PSU payouts for Mr. McNally, Mr. Stahl, and Mr. Espeland were converted to Canadian dollars using the January 29, 2016 noon exchange rate of 1.4080.

(5)	Mr. McNally resigned from Precision effective March 10, 2016.

(6)	Mr. Strong left Precision on December 31, 2015; however, he received his 2013 PSU award because he had worked 35 of the 36 months of the vesting period.

78	Precision Drilling Corporation

6 – 2016 Executive Compensation Decisions

2016 Base Salaries

We instituted a salary freeze across Precision for 2016, except for promotions and international transfers. Base salaries for Mr. Stahl and Mr. Espeland remained unchanged and are paid in U.S. dollars. To coincide with Mr. Neveu’s relocation to Houston, Texas, his base salary was adjusted to US$670,000 from Canadian $725,000 effective March 1, 2016 (see 2016 CEO Compensation Review on page 80).

2016 Short-Term Incentive Plan

In light of current market conditions, the committee is considering potential changes to our STIP scorecard for 2016 that would increase the weighting of our financial metrics and decrease the weighting of the individual component. Any changes approved by the Board will be disclosed in next year’s circular.

2016 Long-Term Incentive Awards

The table below shows the long-term incentive awards granted in February 2016 to our named executives compared to the two previous years. The 2016 grants are intended to motivate our executives to deliver on future performance and achieve our strategic plan. Mr. McNally resigned from Precision effective March 10, 2016, and consequently forfeited his 2016 grants. Mr. Strong did not receive any awards because he left Precision on December 31, 2015.

The 2016 awards were allocated 60% PSUs and 40% stock options to maintain the focus on performance-based vesting. This has been our practice since 2014. Prior to 2014, long-term incentives were awarded 50% PSUs and 50% options. No RSUs have been awarded to the named executives in the past four years.

The committee revised the PSU performance peer group for 2016 in response to changes in the industry. Trican Well Service Ltd., Savanna Energy Services Corp., and Calfrac Well Services Ltd. were removed because their market capitalizations have substantially decreased over the past year. Shawcor Ltd. and Canadian Energy Services & Technology Corp. were added because they are energy focused Canadian companies and are similar to us in size.

Named Executive	Grant Date	Grant Price ($)	PSUs (# / $) (1)		Options (# / $) (2)		Total ($)
Kevin A. Neveu President and CEO	Feb. 23, 2016	3.21	442,500 / 1,981,267		686,000 / 1,305,945		3,287,212
	Feb. 11, 2015	7.32	239,900 / 1,756,068		585,700 / 1,170,439		2,926,507
	Feb. 12, 2014	10.15	175,215 / 1,778,432		320,800 / 1,038,702		2,817,135
Robert J. McNally Executive Vice President and CFO	Feb. 23, 2016	3.21	188,700 / 844,893	(3)	292,600 / 557,025	(3)	1,401,918	(3)
	Feb. 11, 2015	5.79	117,700 / 861,054	(3)	266,800 / 573,835	(3)	1,434,889	(3)
	Feb. 12, 2014	9.18	75,750 / 764,603	(3)	131,600 / 452,964	(3)	1,217,567	(3)
Gene C. Stahl President, Drilling Operations	Feb. 23, 2016	3.21	132,100 / 591,470	(3)	204,800 / 389,880	(3)	981,350	(3)
	Feb. 11, 2015	5.79	82,400 / 602,811	(3)	186,800 / 401,770	(3)	1,004,581	(3)
	Feb. 12, 2014	9.18	55,550 / 560,709	(3)	92,100 / 317,006	(3)	877,715	(3)
Niels Espeland President, International	Feb. 23, 2016	3.21	132,100 / 591,470	(3)	204,800 / 389,880	(3)	981,350	(3)
	Feb. 11, 2015	5.79	82,400 / 602,811	(3)	186,800 / 401,770	(3)	1,004,581	(3)
	Feb. 12, 2014	9.18	47,100 / 475,417	(3)	92,100 / 317,006	(3)	792,423	(3)

Notes:

(1)	PSUs were valued on the grant date using the volume weighted average price of Precision shares for the five previous trading days on the TSX for Canadian units and on the NYSE for U.S. units. All grants to named executives in 2016 were for U.S. units, valued at US$3.18 on the NYSE.

(2)	Options were valued on the grant date using the Black-Scholes option pricing model. See the notes to the Summary Compensation Table on page 86 for details about the assumptions used.

(3)	These amounts were converted to Canadian dollars using the following exchange rates on the grant date:
¡	1.4080 (January 29, 2016 for PSUs) and 1.3792 (February 23, 2016 for stock options)
¡	1.2635 (February 11, 2015)
¡	1.0993 (February 12, 2014).

2016 Management Information Circular	79

2016 CEO Compensation Review

Mr. Neveu’s Canadian compensation has been substantially below the median (50th percentile) of our compensation peer group for several years. Currently, his compensation is in the lower range of the bottom quartile (25th percentile), well below our stated philosophy of targeting the median (50th percentile) of the compensation peer group, based on factors including the executive’s experience and performance.

This gap in CEO compensation has developed over several years as peer compensation has increased while the Canadian dollar has weakened. The Board believes the current CEO compensation package creates potential retention risk and has commenced steps to address the gap in 2016.

Mr. Neveu continues to divide his time between Precision’s Houston and Calgary offices, maintaining a bias towards Calgary. The Board believes that Precision’s long-term growth strategy would be better served by relocating the CEO to Houston and shifting his bias to U.S. and international operations.

Mr. Neveu has performed at a strong or exceptional level for all of the nine years of his time in the CEO position, including exceptional performance in the last two years. In 2016, he will enter his 10th year in the position, making him one of the longest serving CEOs in our peer group. Ensuring the retention and motivation of Precision’s core executive team is vital in these challenging economic times and compensation plays an important role in this process.

However, due to the current economic conditions, particularly low commodity prices and weak customer demand, which have negatively affected revenue and earnings, the Board decided against adjusting the CEO’s base salary to the median of the peer group at this time. The Board has decided instead to pay the CEO in U.S. dollars with a base salary between the 25th and 50th percentiles, which is consistent with the Board’s decision to relocate the CEO to Houston, Texas.

To coincide with Mr. Neveu’s relocation to Houston, Texas, his base salary has been adjusted to US$670,000 from Canadian $725,000, effective March 1, 2016. His STIP target (100%) and LTIP target (US$2,345,000) will constitute the same proportion of base pay as in prior years, consistent with our current practice. Mr. Neveu’s LTIP award will continue to be allocated 60% PSUs and 40% stock options.

While this adjustment increases the CEO compensation in Canadian dollar equivalent terms, it is below the mid-point of our peer group. The Board believes this is an appropriate balance considering the current economic conditions affecting the oilfield services industry and intends to eventually adjust the CEO’s compensation to align with our compensation philosophy when the business outlook improves.

80	Precision Drilling Corporation

7 – CEO Compensation

Kevin A. Neveu (55) | President and Chief Executive Officer

The following summarizes Mr. Neveu’s accomplishments in 2015 and gives more context to our overall performance for the year.

Since joining Precision in 2007, Mr. Neveu has strengthened our High Performance, High Value market position, transforming our drilling fleet through new-build rigs and upgraded drilling rigs, diversifying the revenue base by expanding into the U.S. and international markets, and making meaningful investments in training, safety, and employee development with internal promotion and retention statistics at the top of the industry.

Mr. Neveu has also led our effort to improve our financial position and liquidity since 2009. During his tenure as CEO, revenue has increased 54% and Adjusted EBITDA is up 8%.

Based in Houston, Texas

2015 Contributions and Accomplishments

As commodity prices declined, Mr. Neveu pivoted Precision quickly from its rapid growth strategy, suspending new rig builds to preserve cash. He successfully leveraged our variable cost model throughout the year and, as activity levels declined, he reduced operating and capital expenditures accordingly. To reduce our fixed costs for 2015 and future periods, he led several initiatives, including facility consolidations, management restructuring, and workforce reductions, resulting in expected annual savings of approximately $100 million. His cost reduction efforts have been completed while sustaining core capabilities, retaining and continuing to develop key talent, and maximizing workforce and structural efficiencies.

Mr. Neveu’s commitment to a strong, efficient and flexible balance sheet though cycles motivated Precision to issue long-term, low interest notes in 2014, providing us with a substantial cash balance to start 2015. Mr. Neveu identified the critical need to sustain and grow our cash balance for 2015 and was able to help Precision complete the year with $445 million of cash on hand. This strong cash position has proved valuable, creating ample liquidity for a prolonged industry downturn and available resources in the event of a return to higher activity levels.

During 2015, Mr. Neveu oversaw the addition of 17 new Super Series drilling rigs and 10 upgraded drilling rigs under customer contracts, which directly contributed to our increased market share in Canada and the U.S. Mr. Neveu’s focus on fleet enhancements, our geographic footprint, and service quality has generated significant customer breadth and depth among the most active exploration and production companies in North America. Over the past four years, Precision has worked for the 20 most active exploration and production companies in Canada and 14 of the top 20 most active companies in the U.S. His success in securing strong relationships with larger capitalized customers and national oil companies has positioned Precision to actively participate in new tenders around the world where we are rewarded for our value proposition. He has continued to build on our international expansion with the addition of one new-build rig in Kuwait and securing contracts for two additional new-build rigs for that country to be delivered in 2017. At the end of 2015, we had five rigs in Mexico, four in Saudi Arabia, three in Kuwait, two in the Kurdistan region of Iraq, and one in the country of Georgia.

Safety

Mr. Neveu continues to lead the corporate safety culture and process review. His leadership and active involvement in reinforcing our safety beliefs and Target Zero values helped us again deliver strong safety performance. In 2015, we achieved our best safety record. This was partly due to the high calibre of crews trained at our facilities in Nisku and Houston and partly due to the safety upgrades and initiatives taken around the structure of the rig. In 2015, Mr. Neveu participated in eight days of field Safety Stand Downs with all business groups across Canada and the U.S. In 2015, a total of 4,371 employees participated in the Safety Stand Down campaign, representing 392 drilling and well service rigs and operating facilities.

2016 Management Information Circular	81

2015 Strategic Priorities and Results	Work with our customers to lower well costs

Work with our customers to create maximum efficiency and lower risks for development drilling programs.

Utilize our platform of Tier 1 assets, geographically diverse operations, and highly efficient service offering to deliver cost-reducing solutions.

Grow our integrated directional service.

Utilized Tier 1 drilling rigs to further optimize pad drilling and alleviate inefficiencies in the process.

Worked with customers to offer creative bundling packages where Precision’s vertical integration can play a substantial role.

Completed 412 integrated directional drilling jobs representing 74% of our total directional drilling jobs compared with 463 or 49% in 2014.

Maximize cost efficiency throughout the organization

Continue to leverage our scale to reduce costs while delivering High Performance.

Maximize the benefits of the variable nature of operating and capital expenses.

Maintain an efficient corporate cost structure by optimizing systems for assets, people, and business management.

Maintain our focus on worker safety, premium service quality, and employee development.

Leveraged the Nisku Drilling Support Centre and Houston Technical Centre to lower costs in repair, maintenance, and new manufacturing operations.

Consolidated six facilities and distribution centres in North America in response to the industry downturn.

Achieved Target Zero for 92% of our drilling rigs and 93% of our service rigs.

Reinforce our competitive advantage

Gain market share.

High grade our active fleet by delivering new-build rigs and maximizing customer opportunities.

Deliver consistent, reliable, High Performance service.

Retain and continue to develop our people.

Gained market share in both Canada and the U.S. as measured by the percent of drilling days in Canada and the average active rigs in the United States.

Delivered 17 new-build Super Series rigs to customers on long-term contracts and upgraded 10 existing drilling rigs to higher specification assets to deliver High Performance services to our customers.

Retired 79 legacy drilling rigs, completing the transformation of our fleet to almost entirely all Tier 1 rigs.

Achieved better than predetermined targets for mechanical downtime.

Exceeded employee retention goals across all targeted skill positions, and trained approximately 1,700 people in our training facilities.

Secured long-term contracts for two new-build drilling rigs to be deployed to Kuwait in 2017.

Manage liquidity and focus activities on cash flow generation

Monitor working capital, debt and liquidity.

Maintain a scalable cost structure that is responsive to changing competition and market demand.

Adjust capital plans according to utilization and customer demand.

Reduced days sales outstanding by 14% compared with 2014.

Incurred $21 million in restructuring charges through the year, with expected annualized savings of approximately $100 million.

Reduced maintenance and infrastructure capital by 67%, compared with prior year, as equipment utilization was lower and facility upgrades completed.

Negotiated certain debt covenant relief under our senior revolving credit facility to ensure continued access to capital through a potentially prolonged industry-wide downturn.

82	Precision Drilling Corporation

Organizational Development	Mr. Neveu continued to drive our comprehensive employee training, performance management, and talent management processes and oversaw higher use of our technical centres in Houston and Red Deer for field training and development and the completion of the Nisku Technical Centre, which will consolidate support and training for our operations.

He has overseen several operating initiatives that have assisted our efforts in helping our customers meet their environmental objectives. These initiatives include reducing water usage during drilling operations, using lower-emission engines for drilling equipment, using more advanced spill containment and on-site water treatment systems, and using newer rig designs that have a smaller footprint, move in fewer loads, maintain lower noise levels, and reduce overall fuel consumption.

Mr. Neveu has developed a track record of active communication with the investment community. In 2015, Precision participated in over 207 face-to-face meetings with investors.

Industry and Community Involvement	Mr. Neveu participated as an expert panel member for the Province of Alberta’s 2015 royalty review process. He provided the royalty review panel with detailed input comparing the drilling and completion costs in Alberta to other North American and global jurisdictions, helping to inform the panel’s findings and recommendations, which were adopted by the Province of Alberta.

Mr. Neveu contributed to the community by committing his personal time and energy to serve on the boards of several non-profit organizations, including the Heart and Stroke Foundation of Alberta, the International Association of Drilling Contractors, and a national sports organization. He also serves on the advisory council for the School of Public Policy of the University of Calgary.

2015 CEO Compensation

Mr. Neveu’s total cash compensation in 2015 was slightly below the 25th percentile of the compensation peer group, and his total direct compensation was at the 25th percentile of the peer group. For 2015, 81% of his total target compensation was considered at-risk. The corporate performance metrics we use under the short-term incentive plan represent 40% of the CEO’s target cash compensation (base salary plus STIP target) and 13% of his total target compensation.

The graph below shows the breakdown of Mr. Neveu’s total compensation for 2015.

Base Salary	We froze base salaries for all executives in 2015 in light of market conditions, the current oilfield services industry outlook, and our focus on cost management.

Base salary accounted for 17% of Mr. Neveu’s total compensation for 2015.

Mr. Neveu is based in Houston, Texas, effective March 1, 2016, and his base salary was adjusted to US$670,000. The Board believes that Precision’s long-term growth strategy will be better served by relocating the CEO to Houston and shifting his bias to Precision’s U.S. and international operations (see 2016 CEO Compensation Review on page 80).

2016 Management Information Circular	83

Short-Term Incentive Plan	Mr. Neveu’s STIP target is 100% of his earned base salary, and his actual award is based on both corporate and individual performance.

Our financial performance resulted in a 2015 corporate component of 49.09%, out of a possible 160%. The Board used its discretion to apply the new corporate modifier in light of current market conditions, reducing the corporate component for the CEO by a full 25%, resulting in an overall corporate component of 24.09%.

At the end of 2015, the committee evaluated Mr. Neveu’s performance and determined that his performance and leadership in 2015 was exceptional. Based on this evaluation, the committee recommended, and the Board approved, the maximum individual performance rating of 40% out of a possible 0 to 40%.

This, combined with the corporate component of 24.09%, resulted in a 2015 STIP award of $482,524.
The table below shows Mr. Neveu’s target and actual cash compensation for the past five years.

Cash Compensation	2011 ($)	2012 ($)	2013 ($)	2014 ($)	2015 ($)

Base salary earned (1)	635,288	653,094	656,625	711,851	752,885
STIP target amount	635,288	653,094	656,625	711,851	752,885

Total target cash compensation	1,270,576	1,306,188	1,313,250	1,423,702	1,505,769

Base salary earned	635,288	653,094	656,625	711,851	752,885
Actual STIP award	898,933	693,913	609,085	1,095,539	482,524

Total compensation received	1,534,221	1,347,007	1,265,710	1,807,390	1,235,409

% difference from total cash target	21%	3%	-4%	27%	-18%

Note:
	(1)	Neveu’s 2015 base salary reflects 27 pay periods (instead of 26) due to the last pay in our 2015 Canadian payroll calendar falling on December 31.
Long-Term Incentive Compensation

The table below shows Mr. Neveu’s long-term incentive awards compared to his actual payouts for the past five years, and the point-in-time estimates of the unpaid balance (or gain in the case of options). His 2015 awards consisted of 60% PSUs and 40% options, similar to the other named executives. No RSUs have been awarded in the past four years.

	2011	2012	2013	2014	2015

Long-Term Incentive Compensation	PSUs and Options ($)	PSUs and Options ($)	PSUs and Options ($)	PSUs and Options ($)	PSUs and Options ($)

Grant value	1,855,020	2,472,662	2,242,089	2,817,135	2,926,507

Paid in 2012
Paid in 2013	685,586		—	—	—
Paid in 2014 (1)			—	—	—
Paid in 2015		839,855	—	—	—

Total paid	685,586	839,855	0	0	0

Estimated unpaid balance/gain (2)	0	0	741,408	1,022,068	1,369,000

Total paid plus unpaid	685,586	839,855	741,408	1,022,068	1,369,000

% difference grant value versus total paid plus unpaid	-64%	-66%	-67%	-64%	-53%

Notes:
(1)	No share-based awards vested in 2014 because the 2012 PSU awards vested on January 31, 2015.
(2)

The estimated unpaid balance/gain for 2013, 2014 and 2015 represent the value of remaining PSUs (assuming a one times performance multiplier) calculated using $5.47, the closing price of Precision shares on the TSX on December 31, 2015, and in-the-money value of options calculated using the closing price of Precision shares on the TSX on the vesting date. These are a point-in-time estimation and they can vary significantly depending on the changes in our share price.

84	Precision Drilling Corporation

Perquisites

Mr. Neveu’s perquisites consist of an annual vehicle lease, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer contributions toward the Employee Stock Purchase Plan.

The Board approved a US$50,000 annual housing allowance in 2014 and 2015 in recognition of the significant proportion of time Mr. Neveu is required to spend in Houston on Precision business. The committee sought independent advice from Mercer prior to recommending the allowance to the Board for approval. The housing allowance compensated Mr. Neveu for maintaining his own secondary residence in Houston, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

For 2016, the Board approved a housing allowance of $50,000 to compensate Mr. Neveu for maintaining his own secondary residence in Calgary, which is more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses when he is in Calgary on Precision business.

Share Ownership	The table below shows Mr. Neveu’s share ownership as of March 22, 2016:

Number of Precision shares (1)	Market Value (2)	Meets Share Ownership Target (1)(3)

535,534	$3,052,544	yes / holds 5 times his base salary

Notes:
(1)	Excludes RSUs, PSUs and stock options.
(2)	We used $5.70, the closing price of Precision shares on the TSX on March 22, 2016 to calculate the market value of Mr. Neveu’s shares.
(3)

Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 22, 2016 noon exchange rate of 1.3051.

Granted Versus Realizable Compensation	The chart below shows the breakdown of Mr. Neveu’s average compensation over the past five years, compared to his target compensation and the granted and realizable compensation.

Notes:
(1)	Average of base salary earned, target bonus, and target long-term incentive values from 2011 to 2015.
(2)	Average of base salary earned, actual bonus received, and long-term incentives using the grant date fair value from 2011 to 2015 as disclosed in the Summary Compensation Table on page 86.
(3)	Average of base salary earned, actual bonus received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2011 to 2015:
	¡	vested/exercised stock options and PSUs are valued at time of vesting or exercise
	¡	unvested/unexercised stock options are valued using $5.47, the closing price of Precision shares on the TSX on December 31, 2015
	¡	unvested/unexercised PSUs are valued using $5.56, the volume weighted average price of Precision shares for the five trading days prior to December 31, 2015 on the TSX, and a performance multiplier of 1.88x for 2013, 1.68x for 2014, and 1.0x (target) for 2015.
	¡	PSUs include reinvestment of additional units received as dividend equivalents.

2016 Management Information Circular	85

2015 Compensation Details

Summary Compensation Table

The table below shows the total compensation paid or awarded to each named executive in the last three years. All amounts are in Canadian dollars.

As of December 31, 2015					Non-Equity Incentive Plan Compensation

Name and Principal Position	Year	Salary ($) (1)	Share- Based Awards ($) (2)	Option- Based Awards ($) (3)	Annual Incentive Plans ($) (4)	Pension Value ($) (5)	All Other Compensation ($)	Total Compensation ($)
Kevin A. Neveu (6) President and CEO	2015	752,885	1,756,068	1,170,439	482,524	12,865	141,490	4,316,271
	2014	711,851	1,778,432	1,038,702	1,095,539	12,465	123,651	4,760,640
	2013	656,625	1,121,455	1,120,634	609,085	12,135	67,586	3,587,520
Robert J. McNally (6)(7) Executive Vice President and CFO	2015	537,059	861,054	573,835	318,570	—	83,969	2,374,486
	2014	453,894	764,603	452,964	523,907	—	86,327	2,281,695
	2013	378,705	413,582	444,833	263,465	—	186,169	1,686,754
Gene C. Stahl (6)(7) President, Drilling Operations	2015	484,312	602,811	401,770	250,958	—	102,410	1,842,262
	2014	416,219	560,709	317,006	480,421	—	74,391	1,848,746
	2013	378,704	340,597	366,447	263,465	—	30,061	1,379,275
Niels Espeland (6)(7) President, International	2015	447,805	602,811	401,770	232,041	—	333,197	2,017,624
	2014	384,918	475,417	317,006	386,554	—	257,036	1,820,931
	2013	350,166	340,597	366,447	210,782	—	119,821	1,387,813
Douglas J. Strong (8) President, Completion and Production Services	2015	363,869	482,388	321,336	161,258	12,865	1,272,580	2,614,296
	2014	349,724	509,124	285,255	377,439	12,465	34,696	1,568,703
	2013	341,445	341,038	341,298	173,522	12,135	5,394	1,214,832

Notes:

(1)	2015 base salaries for Mr. Neveu and Mr. Strong reflect 27 pay periods (instead of 26) due to the last pay in our 2015 Canadian payroll calendar falling on December 31.

(2)	Share-based awards represent the grant date fair value of PSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:
¡	2015 awards: 1.2635 (February 11, 2015)
¡	2014 awards: 1.0993 (February 12, 2014)
¡	2013 awards: 1.0020 (February 13, 2013).

(3)	The grant date fair value of options in the last three years is based on the following values, as calculated by Mercer:

	2015 Options		2014 Options		2013 Options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.

Share price	$6.85	US$5.98	$9.33	US$8.75	$8.22	US$8.28
Expected life	5 years	5 years	5 years	5 years	5 years	5 years
Risk free rate of return	1.5%	1.2%	1.8%	1.4%	1.3%	0.6%
Volatility (capped at 50%)	37.7%	40.1%	43.4%	47.2%	44.6%	49.4%
Dividend yield	0.0%	0.0%	2.5%	2.5%	2.1%	2.1%
Black-Scholes multiple	39.7%	43.0%	31.9%	34.1%	33.3%	35.8%
Black-Scholes value	$2.72	US$2.57	$2.98	US$2.98	$2.74	US$2.96

86	Precision Drilling Corporation

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $1.60, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

¡	an average risk-free interest rate of 1%
¡	an average expected life of four years
¡	an expected forfeiture rate of 5%
¡	expected volatility of 44%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by Mercer in determining market competitive compensation levels. Both sets of values are derived using Black-Scholes model but with modestly different assumptions. For compensation purposes, the assumptions were based on Mercer’s standard methodology, which enables us to ensure an ‘apples-to-apples’ comparison to the benchmark data.

(4)	Annual incentive plan represents the annual cash bonus (STIP) earned during the year and relates to performance criteria met for that year, and paid in March of the following year.

(5)	Pension value represents Precision’s matching contributions under the defined contribution pension plan.

(6)	Mr. Neveu’s perquisites totalled more than $50,000 and consisted of an annual vehicle lease, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer contributions toward the Employee Stock Purchase Plan. The US$50,000 housing allowance for 2014 and 2015 was approved by the Board in recognition of the significant proportion of time Mr. Neveu is required to spend in Houston on Precision business. The committee sought independent advice from Mercer prior to recommending that the Board approve the housing allowance. The housing allowance compensated Mr. Neveu for maintaining his own secondary residence in Houston, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

Mr. McNally’s perquisites totalled more than $50,000 and consisted of an annual vehicle allowance, club membership, tax preparation services, the employer portion of benefit premiums, and the employer portion of 401(k) and Employee Stock Purchase Plan contributions.

Mr. Stahl’s perquisites totalled more than $50,000 and consisted of an annual vehicle allowance, tax preparation services, the employer portion of benefit premiums, and the employer portion of 401(k) and Employee Stock Purchase Plan contributions.

Mr. Espeland’s perquisites totalled more than $50,000 and consisted of an annual vehicle allowance, a monthly housing allowance, an annual travel allowance, cost of living allowance, mobility premium, hardship premium, savings premium, and the employer portion of benefit premiums.

All perquisite values were based on the total cost to Precision.

(7)	Compensation for Mr. Stahl, Mr. Espeland, and Mr. McNally was converted to Canadian dollars using the average exchange rate of 1.0299 for 2013, 1.1045 for 2014, and 1.2787 for 2015 unless otherwise noted.

(8)	Mr. Strong left Precision on December 31, 2015. As part of his departure, he received a one-time payment in accordance with the terms of his employment agreement. This one-time payment of $1,238,188 is shown in All Other Compensation and included:
¡	$527,543 (1.5 times his annual base salary)
¡	$395,657 (1.5 times his target percentage of annual base salary for the STIP)
¡	$314,988 for his 2014 and 2015 PSU awards, which were pro-rated up to December 31, 2015 according to the terms of the plan and represent 34,630 PSUs for 2014 and 22,227 PSUs for 2015. The PSUs were redeemed at a price of $5.54, the volume weighted average price of Precision shares on the TSX for the five trading days prior to December 31, 2015.

Mr. Strong’s outstanding stock options will expire on December 31, 2017.

The total value of perquisites and other personal benefits received by Mr. Strong in 2015 did not exceed $50,000 or 10% of annual base salary (whichever is lower). All other compensation included annual vehicle lease, parking, the employer portion of benefits premiums, and the employer portion of contributions toward the Employee Stock Purchase Plan.

2016 Management Information Circular	87

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The tables below show all option-based and share-based awards outstanding at December 31, 2015:

		Option-Based Awards				Share-Based Awards
Named Executive	Year	Number of Shares Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the- Money Options ($) (1)(2)(3)	Plan	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($) (1)(3)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Kevin A. Neveu President and Chief Executive Officer	2015	585,700	$7.32	Feb 11, 2022	0	PSU	250,274	1,369,000	—
	2014	320,000	$10.15	Feb 12, 2021	0	PSU	186,850	1,022,068	—
	2013	373,000	$9.02	Feb 13, 2020	0	PSU	135,541	741,408	—
	2012	260,900	$10.67	Feb 8, 2019	0	—	—	—	—
	2011	197,500	$10.44	Feb 9, 2018	0	—	—	—	—
	2010	185,000	$8.59	Feb 11, 2017	0	—	—	—	—
Total		1,922,100			0		572,665	3,132,476	—
Robert J. McNally Executive Vice President and Chief Financial Officer	2015	266,800	US$5.79	Feb 11, 2022	0	PSU	122,747	669,335
	2014	131,600	US$9.12	Feb 12, 2021	0	PSU	80,756	440,358	—
	2013	137,900	US$8.99	Feb 13, 2020	0	PSU	50,043	272,881	—
	2012	79,500	US$10.74	Feb 8, 2019	0	—	—	—	—
	2011	72,300	US$10.55	Feb 9, 2018	0	—	—	—	—
	2010	106,667	US$7.12	July 19, 2017	0	—	—	—	—
Total		794,767			0		253,546	1,382,574	—
Gene C. Stahl President, Drilling Operations	2015	186,800	US$5.79	Feb 11, 2022	0	PSU	85,933	468,592
	2014	92,100	US$9.12	Feb 12, 2021	0	PSU	59,221	322,929	—
	2013	113,600	US$8.99	Feb 13, 2020	0	PSU	41,212	224,725	—
	2012	79,500	US$10.74	Feb 8, 2019	0	—	—	—	—
	2011	72,300	US$10.55	Feb 9, 2018	0	—	—	—	—
	2010	70,000	US$8.06	Feb 11, 2017	0	—	—	—	—
	2009	33,334	$5.85	May 6, 2016	0	—	—	—	—
Total		647,634			0		186,366	1,016,246
Niels Espeland President, International	2015	186,800	US$5.79	Feb 11, 2022	0	PSU	85,933	468,592
	2014	92,100	US$9.12	Feb 12, 2021	0	PSU	50,213	273,807	—
	2013	113,600	US$8.99	Feb 13, 2020	0	PSU	41,212	224,725	—
	2012	79,500	US$10.74	Feb 8, 2019	0	—	—	—	—
	2011	—	—	—	—	—	—	—	—
Total		472,000			0		177,358	967,124
Douglas J. Strong (5) President, Completion and Production Services	2015	160,800	$7.32	Feb 11, 2022	0	PSU	68,750	376,061	—
	2014	88,100	$10.15	Feb 12, 2021	0	PSU	53,491	292,594	—
	2013	113,600	$9.02	Feb 13, 2020	0	PSU	41,218	225,464	—
	2012	79,500	$10.67	Feb 8, 2019	0	—	—	—	—
	2011	72,300	$10.44	Feb 9, 2018	0	—	—	—	—
	2010	70,000	$8.59	Feb 11, 2017	0	—	—	—	—
Total		584,300			0		163,459	894,120

88	Precision Drilling Corporation

Notes:

(1)	Values of the option-based and share-based awards granted to Mr. Neveu and Mr. Strong are based on $5.47, the closing price of Precision shares on the TSX on December 31, 2015.

(2)	Values of the 2009 option-based awards granted to Mr. Stahl are based on $5.47, the closing price of Precision shares on the TSX of December 31, 2015.

(3)	Values of the 2010, 2011, 2012 and 2013 option-based and share-based awards granted to Mr. McNally, Mr. Stahl, and Mr. Espeland are based on US$3.94, the closing price of Precision shares on the NYSE on December 31, 2015, and were converted to Canadian dollars using the December 31, 2015 noon exchange rate of 1.3840.

(4)	The value of all PSU awards assumes a payout multiplier of one times.

(5)	Mr. Strong left Precision on December 31, 2015. As part of the terms of his departure, his outstanding 2014 and 2015 PSU awards were pro-rated up to December 31, 2015, according to the terms of the plan and paid out. Mr. Strong’s outstanding stock options will expire on December 31, 2017. See footnote 8 to the Summary Compensation Table on page 86 for more information.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation for each named executive during the year ended December 31, 2015.

Named Executive	Option-Based Awards – Value Vested During the Year ($) (4)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Kevin A. Neveu	—	839,855	482,524
Robert J. McNally (1)(2)(3)	—	260,100	318,570
Gene C. Stahl (1)(2)(3)	—	260,100	250,958
Niels Espeland (1)(2)(3)	—	260,100	232,041
Douglas J. Strong (5)	—	255,797	161,258

Notes:

(1)	Non-equity incentive plan compensation includes the 2015 STIP values. The amounts for Mr. McNally, Mr. Stahl, and Mr. Espeland were converted to Canadian dollars using the 2015 average exchange rate of 1.2787.

(2)	Share-Based Awards – Value Vested includes the 2012 PSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2015 vesting date, of $6.38 on the TSX for Canadian units, and $5.10 on the NYSE for U.S. units. The PSU multiplier was 1.08 as calculated by Mercer.

(3)	The amounts for Mr. McNally, Mr. Stahl, and Mr. Espeland were converted to Canadian dollars using the January 30, 2015 noon exchange rate of 1.2717.

(4)	No option based awards were in the money on the vesting date.

(5)	Mr. Strong left Precision on December 31, 2015. See footnote 8 to the Summary Compensation Table on page 87 for more information.

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised by the named executives in 2015 and the value realized.

Named Executive	Number of Options Exercised in 2015 (#)	Grant Value ($)	Value Realized ($)	Gain/loss (%)
Kevin A. Neveu	—	—	—	—
Robert J. McNally	—	—	—	—
Gene C. Stahl (1)	10,000	26,501	27,900	105%
Niels Espeland	—	—	—	—
Douglas J. Strong (2)	—	—	—	—

Notes:

(1)	Mr. Stahl exercised 10,000 options on June 2, 2015, at a price of $8.64 per Precision share.

(2)	Mr. Strong’s outstanding stock options will expire on December 31, 2017.

2016 Management Information Circular	89

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans as of December 31, 2015:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options and DSUs (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Employee stock option plan	10,750,833	10.02	3,918,795
2. Old DSU plan	195,743	—	286,110
3. New DSU plan	428,028	—	313,133
Equity compensation plans not approved by shareholders	—	—	—
Total	11,374,604		4,518,038

Granting Stock Options

As of December 31, 2015, the total remaining number of Precision shares reserved for issuance under the stock option plan was 14,669,628, of which, (i) no more than 1% may be issued in any one fiscal year, and (ii) no more than 25% may be issued to any one individual in any one fiscal year. Further, the number of Precision shares under our stock option plan (i) issued to our insiders, within any one year period and (ii) issuable to our insiders, at any time, when combined with our DSU plan, cannot exceed 10% of the issued and outstanding Precision shares, respectively.

The table below provides information as of December 31, 2015 about the number of stock options granted since we introduced the plan.

	2015		2014
Measure of Dilution	# of Options	% of Shares Outstanding	# of Options	% of Shares Outstanding
Annual grant – the total number of options granted under the option plan each year	2,792,300	0.95	1,709,000	0.58
Options outstanding – the total number of options outstanding (including the annual grant) under the option plan at the end of each year	10,750,833	3.67	8,560,088	2.9
Options available for grant – the number of options remaining in the reserve approved by shareholders and available for grant under the option plan at the end of each year	3,918,795	1.34	6,125,540	2.09
Overhang – the number of options outstanding plus the number of options remaining in reserve approved by shareholders and available for future grants	14,669,628	5.01	14,685,628	5.02

90	Precision Drilling Corporation

Pension Plan Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan holdings of Mr. Neveu and Mr. Strong during 2015. As Mr. Stahl is a U.S. employee and Mr. Espeland is an international expatriate, they do not participate in the Canadian defined contribution pension plan. Mr. McNally was also a U.S. employee and did not participate in the Canadian defined contribution pension plan.

Named Executive	Accumulated Value at Start of Year ($)	Compensatory (1) ($)	Non-Compensatory (2) ($)	Accumulated Value at Year End ($)
Kevin A. Neveu	276,107	12,865	37,695	326,667
Douglas J. Strong	482,132	12,865	43,128	538,125

Notes:

(1)	Represents employer contributions during 2015.

(2)	Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

Participants choose different segregated funds to invest in under the defined contribution pension plan. The accumulated value at year-end reflects gains or losses incurred based on the participant’s investment choices and any administrative and investment management fees paid.

Termination and Change of Control

Employment Agreements

We have an employment agreement with each named executive that is for an indefinite period and provides for benefits if the executive is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. Terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests.

Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan. Short-term and long-term incentive awards do not automatically vest upon a change of control. Our stock option plan provides that upon a change of control, substitute or replacement options on similar terms will be provided to participants. Only where this replacement:

(i)	does not occur
(ii)	would give rise to adverse tax results to option holders
(iii)	would be effected by a continuing entity that is not publicly traded, or
(iv)	is not practicable, as determined by our Board, would outstanding stock options vest and become conditionally exercisable.

These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

2016 Management Information Circular	91

Component	Resignation	Retirement	Termination With Cause	Termination Without Cause/ Constructive Dismissal	Change of Control (Without Constructive Dismissal)	Disability or Death
Base salary	■ base salary ends	■ base salary ends	■ base salary ends	CEO: ■ lump sum payment equal to 24 months of base salary as of the termination date Other Named Executives: ■ lump sum payment equal to 18 months of base salary as of the termination date	■ no trigger	■ base salary ends
Short-term incentive plan	■ award is forfeited	■ award is forfeited	■ award is forfeited

CEO:

■ an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other Named Executives:

■ an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					■ no trigger	■ prorated, factoring in base salary paid to date and the STIP target, subject to Board’s discretion
Restricted share units (1)	■ RSUs are forfeited	■ RSUs are forfeited	■ RSUs are forfeited	■ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	■ no immediate vesting of RSUs	■ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance share units	■ PSUs are forfeited	■ PSUs are forfeited	■ PSUs are forfeited	■ pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms	■ no immediate vesting of PSUs	■ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options	■ unvested options expire and terminate immediately ■ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	■ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 24 months of the retirement date, whichever is earlier	■ options expire and terminate immediately

Termination Without Cause:

■ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive Dismissal Following a Change of Control:

■ options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

■ no immediate vesting of options

Disability:

■ options continue to vest in accordance with their terms and may be exercised before the expiry date

Death:

■ options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

Note:

(1)	Named executives may be granted RSUs only in very limited circumstances (see Restricted Share Units on page 74). None currently have any outstanding RSUs.

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each of the four named executives would receive from Precision under each termination scenario assuming the termination event occurred on December 31, 2015. Where applicable, the CEO is entitled to receive severance payments equal to 24 months of salary (18 months of salary for the other named executives) payable in a lump sum once a release is executed. Mr. Strong left Precision on December 31, 2015, and consequently, his actual payments have been set out separately on page 94.

92	Precision Drilling Corporation

If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive grants are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

Named Executive	Resignation ($)	Retirement ($)	Termination Without Cause/Constructive Dismissal ($)	Constructive Dismissal Following a Change of Control ($)	Change of Control ($)
Kevin A. Neveu
President and CEO
2 times base salary	—	—	1,450,000	1,450,000	—
2 times STIP target	—	—	1,450,000	1,450,000	—
Restricted share units	—	—	—	—	—
Performance share units (1)	—	—	1,871,444	1,871,444	—
Options (2)	—	—	—	—	—
Total payment	—	—	4,771,444	4,771,444	—
Robert J. McNally (3)(4)
Executive Vice President and CFO
1.5 times base salary	—	—	871,920	871,920	—
1.5 times STIP target	—	—	653,940	653,940	—
Restricted share units	—	—	—	—	—
Performance share units (1)	—	—	781,244	781,244	—
Options (2)	—	—	—	—	—
Total payment	—	—	2,307,104	2,307,104	—
Gene C. Stahl (3)
President, Drilling Operations
1.5 times base salary	—	—	785,455	785,455	—
1.5 times STIP target	—	—	589,091	589,091	—
Restricted share units	—	—	—	—	—
Performance share units (1)	—	—	590,443	590,443	—
Options (2)	—	—	—	—	—
Total payment	—	—	1,964,989	1,964,989	—
Niels Espeland (3)
President, International
1.5 times base salary	—	—	727,015	727,015	—
1.5 times STIP target	—	—	545,261	545,261	—
Restricted share units (1)	—	—	—	—	—
Performance share units (1)	—	—	558,354	558,354	—
Options (2)	—	—	—	—	—
Total payment	—	—	1,830,630	1,830,630	—

Notes:

(1)	The values for PSUs were calculated based on the volume weighted average price of Precision shares for the five trading days prior to December 31, 2015, of $5.54 on the TSX for Canadian units, and US$3.97 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a 1.0x performance multiplier for the PSUs.

(2)	The option values were calculated using the difference between the strike price and the December 31, 2015 closing price of $5.47 on the TSX for Canadian options and US$3.94 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2015, including any unvested options that would have immediately vested given the particular trigger.

(3)	The amounts for Mr. McNally, Mr. Stahl, and Mr. Espeland were converted to Canadian dollars using the December 31, 2015 noon exchange rate of 1.3840.

(3)	Mr. McNally resigned from Precision effective March 10, 2016.

2016 Management Information Circular	93

The table below shows the payments made to Mr. Strong following his departure from Precision in accordance with the terms of his employment agreement:

Douglas J. Strong President, Completion and Production Services	($)
1.5 times base salary	527,543
1.5 times STIP target	395,657
Performance share units (1)	314,988
Options (2)	—
Total payment	1,238,188

Notes:

(1)	Mr. Strong’s 2014 and 2015 PSU awards were pro-rated up to December 31, 2015 according to the terms of the plan and represent 34,630 PSUs for 2014 and 22,227 PSUs for 2015. The PSUs were redeemed at a price of $5.54, the volume weighted average price of Precision shares for the five trading days prior to December 31, 2015.

(2)	Mr. Strong’s outstanding stock options will expire on December 31, 2017.

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Management Information Circular
E. Other Information

Interest in Matters to be Acted Upon

Our directors and executive officers are not aware of any material interest, direct or indirect, by way of beneficial ownership in Precision’s shares or otherwise, of any director, nominated director, executive officer or any of their associates or affiliates, in any matters to be acted on at the meeting other than the election of directors or the appointment of auditors. We do not provide financial assistance to our directors or executives or other employees to purchase securities under the DSU plan, stock option plan or any other compensation plan.

Indebtedness of Directors and Executive Officers

We and our subsidiaries did not have any loans outstanding to our current or nominated directors, executive officers, or any of their associates in 2015, or to date in 2016.

Interests in Material Transactions

No informed person or nominated director, or any of their associates or affiliates, had a material interest (direct or indirect) in a transaction or proposed transaction involving Precision since January 1, 2015, or to date in 2016, that has materially affected or would materially affect us or any of our subsidiaries.

2016 Management Information Circular	95

For More Information

Financial information is provided in our audited consolidated financial statements and notes and management’s discussions and analysis for the year ended December 31, 2015.

Additional information about Precision is also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), including the following documents:

¡	our audited consolidated financial statements, notes to financial statements and management’s discussion and analysis for the year ended December 31, 2015
¡	our annual report for the year ended December 31, 2015, which includes the above documents and the auditors’ report
¡	our annual information form for the year ended December 31, 2015
¡	any document or pages of any document incorporated by reference in the annual information form.

We will send you free copies of these documents if you ask us. Contact our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel: 403.716.4500

Fax: 403.264.0251

96	Precision Drilling Corporation

Management Information Circular
Appendix

Board of Directors Charter

PURPOSE

The board of directors (the “Board” or the “Board of Directors”) of Precision Drilling Corporation (“Precision” or the “Corporation”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges it responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

¡   be responsible for the strategic direction of Precision, taking into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed and adopted on an annual basis at a special meeting of the Board of Directors and Management;

¡    approve all significant transactions involving Precision, including all banking relationships and key borrowing and financing decisions;

¡    approve the annual business plan of Precision and its annual operating and capital budgets;

¡    approve, as recommended by the Audit Committee, requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels;

¡    approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business;

2016 Management Information Circular	97

Senior Management

¡	appoint the Chief Executive Officer (“CEO”) and, on the recommendation of the human resources and compensation committee of the Board (the “HRCC”), appoint the other senior executive officers of the Corporation;

¡	approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC;

¡	approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent directors of the Board only);

¡	review Precision’s succession plan for key positions at least annually and receive reports from the HRCC on key succession issues from time to time;

Financial Reporting and Risk Management

¡	be responsible for the integrity of Precision’s internal controls and management information systems and receive regular reports from the audit committee of the Board (the “Audit Committee”). The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of Precision and reporting to the Board of Directors on such matters;

¡	approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

¡	approve and recommend to the shareholders of the Corporation, the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;

¡	ensure that Management identifies the principal risks of Precision’s business and ensure the implementation of systems to manage these risks. With the assistance of Management who report to the Board of Directors on the risks of Precision’s business, and through its committees who have specific oversight over areas of risk on behalf of the Board of Directors, consider such risks and discuss the management of such risks on a regular basis;

¡	receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters and compliance matters;

¡	consider appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant;

¡	oversee the accurate reporting of the financial performance of Precision to the shareholders of the Corporation (“Shareholders”) and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community;

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Ethics, Disclosure and Corporate Conduct

¡	be responsible, to the extent feasible, for satisfying itself of the integrity of the Chief Executive Officer and the other senior executive officers appointed by the Board and ensuring that such individuals create a culture of integrity throughout the organization;

¡	ensure Precision meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of Precision consisting of the Chief Financial Officer and the General Counsel, and such others as may be determined by them from time to time;

¡	approve material disclosure including Precision’s annual information form, annual report and annual proxy circular;

¡	be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to Precision’s directors, officers, employees, contractors and consultants, monitor compliance with the Code and approve any waivers from the Code by any officer or director of the Corporation;

Delegation

¡	establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the corporate governance, nominating and risk committee of the Board (the “Corporate Governance, Nominating and Risk Committee”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

¡	retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;

¡	the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;

¡	establish, through its Corporate Governance, Nominating and Risk Committee, Precision’s approach to corporate governance, including oversight of governance of Precision’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of Precision;

¡	review, by receiving the report of the Corporate Governance, Nominating and Risk Committee, the effectiveness of the Board of Directors, its committees and individual directors annually;

¡	review on an annual basis and approve, upon recommendation by the Corporate Governance, Nominating and Risk Committee, any amendments to the Charters and chair position descriptions of each of its committees;

Board Process/Effectiveness

¡	review and approve, on recommendation from the Corporate Governance, Nominating and Risk Committee, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation;

¡	approve policies designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies; and

¡	adhere to all other Board responsibilities as set forth in the Corporation’s by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

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STRUCTURE AND AUTHORITY

Composition

¡	The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the securities of Precision are listed for trading.

¡	A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading.

¡	The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Election, Appointment and Replacement

¡	The Corporate Governance, Nominating and Risk Committee will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with Precision’s majority voting policy on the election of directors.

¡	The Board will appoint the Chair of the Board from among Precision’s directors. The term of each director will expire at the close of the next annual meeting of Shareholders or when a successor is duly elected or appointed.

¡	If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities.

¡	The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding annual meeting of Shareholders.

¡	Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement.

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Meetings and Quorum

¡	A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

¡	The Board of Directors will not transact business at a meeting of the Board unless a quorum is present and at least one quarter of the directors present are Canadian residents.

¡	The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in-camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate.

¡	Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

¡	The Board of Directors shall, under the leadership of the Corporate Governance, Nominating and Risk Committee, review and assess the adequacy of all Board and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Engagement

¡	The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with shareholders and other interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.

¡	All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion.

Approved effective July 31, 2015.

2016 Management Information Circular	101

Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1 Telephone: 403.716.4500 Email: info@precisiondrilling.com www.precisiondrilling.com You can contact our proxy solicitation agent if you have questions: KINGSDALE Shareholder Services The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2 www.kingsdaleshareholder.com North American phone: 1.888.518.1560 (toll-free) Email: contactus@kingsdaleshareholder.com Facsimile: 416.867.2271 Facsimile: 1.866.545.5580 (toll-free) Outside North America, banks and brokers call collect: 416.867.2272 Precision DRILLING